UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 4, 2023

PHOENIX BIOTECH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40877	87-1088814
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2201 Broadway, Suite 705, Oakland, CA	94612
(Address of principal executive offices)	(Zip Code)

(215) 731-9450

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	PBAXU	NASDAQ Global Market
Class A common stock, par value $0.0001 per share	PBAX	NASDAQ Global Market
Warrants, each whole warrant exercisable for one share of Class A common stock	PBAXW	NASDAQ Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On June 4, 2023, Phoenix Biotech Acquisition Corp., a Delaware corporation (the “Company”), entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement”), by and among the Company, PBCE Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and CERo Therapeutics, Inc., a Delaware corporation (“CERo”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into CERo, with CERo surviving as a wholly-owned subsidiary of the Company (the “Business Combination”). Upon the closing of the Business Combination (the “Closing”), the Company will change its name to “CERo Therapeutics Holdings, Inc” (“New CERo”). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

CERo is an innovative immunotherapy company advancing the development of next generation engineered T cell therapeutics for the treatment of cancer.

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Company and CERo.

Consideration and Structure

At the effective time of the Business Combination (the “Effective Time”), (i) each outstanding share of CERo common stock, par value $0.0001 per share (the “CERo common stock”) will be cancelled and converted into (a) the right to receive a number of shares of PBAX Class A common stock, par value $0.0001 per share (“Class A common stock”), equal to $50,000,000, minus the Aggregate Liquidation Preference (as defined in the Business Combination Agreement), divided by the Fully Diluted Company Capitalization (as defined in the Business Combination Agreement), divided by $10.00 (the “Exchange Ratio”) and (b) the right to receive a portion of up to 1,200,000 additional shares of Class A common stock if certain trading price hurdles are achieved or a Change of Control (as defined in the Business Combination Agreement) occurs within four years after the Closing (“Earnout Shares”); (ii) each outstanding option to purchase CERo common stock (each, a “CERo option”) will be converted into an option to purchase a number of shares of Class A common stock, equal to (A) the number of shares of CERo common stock subject to such option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, at an exercise price per share equal to the current exercise price per share for such option divided by the Exchange Ratio; in each case, rounded down to the nearest whole share, and rounded up to the nearest whole cent in the case of the exercise price of the CERo options; (iii) each outstanding share of CERo preferred stock, par value $0.0001 per share (the “CERo preferred stock”), will be converted into a number of shares of Class A common stock, equal to the number of shares of Class A common stock obtained by dividing the liquidation preference thereof by $10.00 and the contingent right to receive such holder’s Earn-Out Pro Rata Portion (as defined in the Business Combination Agreement), and (iv) each warrant to purchase CERo preferred stock (each, a “CERo warrant”) outstanding as of immediately prior to the Effective Time will be converted into a warrant to acquire a number of shares of Class A common stock equal to the number of shares of CERo preferred stock subject to the corresponding warrant immediately prior to the Effective Time, multiplied by the Aggregate Liquidation Preference of such underlying shares of CERo preferred stock, and divided by $10.00, with the exercise price per share for such warrant equal to (A) the current aggregate exercise price of such warrant (the current exercise price per share of CERo preferred stock applicable to the corresponding warrant immediately prior to the Effective Time, multiplied by the number of shares of CERo preferred stock issuable upon exercise thereof), divided by (B) the number of shares of Class A common stock issuable upon exercise thereof. Subject to certain exceptions, such terms and conditions applicable to a New CERo warrant will be the same terms and conditions as were applicable to the New CERo warrant immediately prior to the Effective Time. The Company will issue an aggregate of approximately 5.0 million shares of Class A common stock to the holders of CERo common stock and CERo preferred stock as consideration in the Business Combination.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement have agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of CERo, the Company and their respective subsidiaries during the period between execution of the Business Combination Agreement and Closing. The representations, warranties, agreements and covenants of the parties set forth in the Business Combination Agreement will terminate at Closing, except for those covenants and agreements that, by their terms, contemplate performance after Closing. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to take or cause to be taken all actions and things necessary to consummate and expeditiously implement the Business Combination.

Conditions to Closing

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of the Company’s stockholders (the “Company Stockholder Approval”) and CERo’s stockholders (the “CERo Stockholder Approval”); (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of a Company Material Adverse Effect or SPAC Material Adverse Effect (each, as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing; (iv) after giving effect to the transactions contemplated by the Business Combination Agreement, the Company has net tangible assets of at least $5,000,001 upon consummation of the Business Combination; (v) the Company’s initial listing application with Nasdaq in connection with the Business Combination has been approved and, immediately following the effective time of the Business Combination, the Company has satisfied any applicable initial and continuing listing requirements of Nasdaq and the shares of the Class A common stock have been approved for listing on Nasdaq, subject only to official notice of the issuance thereof; and (vi) the Registration Statement/Proxy Statement (as defined in the Business Combination Agreement) has become effective, no stop order has been issued by the Securities and Exchange Commission (the “SEC”) and remains in effect with respect to the Registration Statement/Proxy Statement, and no proceeding seeking such a stop order has been threatened or initiated by the SEC and remains pending. In addition, CERo’s obligation to consummate the Business Combination is subject to the condition that the Available Closing Cash (as defined in the Business Combination Agreement) shall be greater than or equal to $30,000,000 (after reduction for the aggregate amount of payments made or required to be made in connection with the SPAC Stockholder Redemption (as defined in the Business Combination Agreement)).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, without limitation: (i) by the Company or CERo, if (a) the Closing has not occurred by September 30, 2023 (the “Termination Date”), such Termination Date to be extended by one successive period of three months if certain conditions are satisfied, unless the breach of any covenants or obligations of the party (CERo, on one hand, or the Company or Merger Sub, on the other hand) seeking to terminate the Business Combination Agreement proximately caused the failure to consummate the Business Combination; (ii) by the Company or CERo, in the event an applicable governmental, regulatory or administrative authority has issued a final and non-appealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination; (iii) by the Company or CERo, if CERo or the Company or Merger Sub, as applicable, has breached any of its respective representations, warranties, agreements or covenants contained in the Business Combination Agreement, such failure or breach would render certain conditions precedent to the Closing incapable of being satisfied, and such breach or failure is not cured within 30 days of notice thereof; (iv) by the Company or CERo if the Company’s stockholder meeting to vote on the Business Combination has concluded (including any adjournment or postponement thereof) and the Company Stockholder Approval was not obtained; (v) by the Company, if the CERo Stockholder Approval is not obtained within 5 business days following the date that the Registration Statement/Proxy Statement becomes effective; or (vi) by mutual written consent of the Company and CERo.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of Willful Breach or Fraud (each, as defined in the Business Combination Agreement).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement is being filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification.

Other Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the agreements described below. Each of the Sponsor Support Agreement and the CERo Support Agreements was entered into concurrently with the Business Combination Agreement.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, Phoenix Biotech Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), as the sole holder of the Company’s Class B common stock, par value $0.0001 per share (the “Class B common stock”), and each of the Company’s officers and directors entered into a support agreement with the Company and CERo (the “Sponsor Support Agreement”). Under the Sponsor Support Agreement, the Sponsor agreed to vote, at any meeting of the stockholders of the Company and in any action by written consent of the stockholders of the Company, all of its shares of Class B common stock (together with any other equity securities of the Company that it holds of record or beneficially, as of the date of the Sponsor Support Agreement, or of which it acquires record or beneficial ownership after the date thereof, the “Subject Company Shares”) (i) in favor of (a) the Business Combination Agreement and the transactions contemplated thereby and (b) the other proposals that the Company and CERo agreed in the Business Combination Agreement shall be submitted at such meeting for approval by the Company’s stockholders (together with the proposal to obtain the Company Stockholder Approval, the “Required Transaction Proposals”) and (ii) against any proposal that conflicts or materially impedes or interferes with any Required Transaction Proposals or that would adversely affect or delay the Business Combination. The Sponsor Support Agreement also prohibits the Sponsor from, among other things and subject to certain exceptions, transferring any Subject Company Shares held by the Sponsor or taking any action that would have the effect of preventing or materially delaying the Sponsor from performing its obligations under the Sponsor Support Agreement, until the earlier of the Closing or the termination of the Sponsor Support Agreement according to its terms. In addition, in the Sponsor Support Agreement, the Sponsor agrees to waive, and not to assert or perfect, among other things, any rights to adjustment or other anti-dilution protections with respect to the rate at which the shares of Class B common stock held by the Sponsor convert into shares of Class A common stock in connection with the transactions contemplated by the Business Combination Agreement. An aggregate of 699,996 shares of Class A common stock and 4,596,250 shares of Class B common stock are subject to the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

CERo Support Agreements

In connection with the execution of the Business Combination Agreement, certain CERo stockholders (the “CERo Supporting Stockholders”) entered into support agreements with CERo (the “CERo Support Agreements”). Under the CERo Support Agreements, each CERo Supporting Stockholder agreed as promptly as practicable following the time at which the Registration Statement/Proxy Statement shall have been declared effective and made available to such CERo Supporting Stockholders, to execute and deliver a written consent with respect to all outstanding shares of CERo common stock and CERo preferred stock held by such CERo Supporting Stockholder (the “Subject CERo Shares”) approving the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination). In addition to the foregoing, each CERo Supporting Stockholder agreed that, at any meeting of the holders of CERo capital stock, each such CERo Supporting Stockholder will appear at the meeting, in person or by proxy, and cause its Subject CERo Shares to be counted as present thereat for purposes of calculating a quorum and voted (i) to approve and adopt the Business Combination Agreement, the transactions contemplated thereby (including the Business Combination), and any other matters necessary or reasonably requested by CERo for consummation of the Business Combination, and (ii) against any proposal that conflicts or materially impedes or interferes with, or would adversely affect or delay, the consummation of the transactions contemplated by the Business Combination Agreement (including the Business Combination).

The CERo Support Agreements also prohibit the CERo Supporting Stockholders from, prior to the Effective Time, among other things, (i) selling, assigning, transferring (including by operation of law), placing a lien on, pledging, disposing of or otherwise encumbering any of the Subject CERo Shares, except if such transaction is in compliance with applicable securities laws, the governing documents of CERo and the Business Combination Agreement, and the transferee agrees to be bound by the terms of the CERo Support Agreement, (ii) pledging, encumbering or creating a Lien on any Subject CERo Shares or entering into any contract, option, commitment or other arrangement or understanding with respect to the foregoing, (iii) granting any proxies or powers of attorney or entering into a voting agreement or other arrangement with respect to any Subject CERo Shares, or (iv) taking any action in furtherance of the foregoing. In addition, under the CERo Support Agreement, each CERo Supporting Stockholder agreed (i) not to exercise any rights of appraisal or dissenter’s rights relating to the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination) and (ii) not to commence or participate in any claim or action against CERo, the Company or any of their affiliates relating to the negotiation, execution or delivery of the CERo Support Agreement or the Business Combination Agreement.

The foregoing description of the CERo Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the CERo Support Agreement, a form of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On June 5, 2023, the Company and CERo issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the press release is furnished hereto as Exhibit 99.l. A copy of the investor presentation that will be used by the Company in connection with the Business Combination is furnished hereto as Exhibit 99.2.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information about the Business Combination and Where to Find It

This communication relates to the proposed business combination by and between the Company, CERo and Merger Sub. In connection with the proposed business combination, the Company intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement and a preliminary prospectus relating to the shares of Company common stock to be issued in connection with the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that the Company has filed or will file with the SEC or send to its stockholders in connection with the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis for any investment decision or any other decision in respect of the proposed business combination.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, THE COMPANY’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

The definitive proxy statement/final prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed business combination. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by the Company may be obtained, when available, free of charge from the Company at www.phoenixbiotechacquisitioncorp.com. The Company stockholders may also obtain copies of the definitive proxy statement/final prospectus, when available, without charge, by directing a request to the Company’s Secretary at Phoenix Biotech Acquisition Corp., 2201 Broadway, Suite 705, Oakland, CA 94612, Attention: Secretary.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement filed hereto as Exhibit 2.1, which contains the full terms and conditions of the proposed business combination.

Participants in Solicitation

This communication may be deemed solicitation material in respect of the proposed business combination. The Company and CERo and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of the Company’s directors and officers in the Company’s filings with the SEC, including the Company’s initial public offering prospectus, which was filed with the SEC on October 8, 2021, and the Company’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of the Company’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by the Company’s public stockholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CERo’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CERo and the Company.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the stockholders of the Company is not obtained; (iii) the ability to maintain the listing of the combined company’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations of the Company or CERo as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CERo’s business strategy and the timing of expected business milestones; (x) the effects of competition on CERo’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against the Company, CERo or any of their respective directors or officers, following the announcement of the proposed business combination; (xiii) the amount of redemption requests made by the Company’s public stockholders; (xiv) the ability of the Company to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to biotechnology, industry and regulations; (xvii) changes in laws and regulations; and (xviii) those factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, in each case, under the heading “Risk Factors,” and other documents of the Company to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or the Company’s or CERo’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company nor CERo presently know or that the Company and CERo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and CERo’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company, and CERo anticipate that subsequent events and developments will cause the Company’s and CERo’s assessments to change. However, while the Company and CERo may elect to update these forward-looking statements at some point in the future, each of the Company and CERo specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing the Company’s and CERo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of June 4, 2023, by and among Phoenix Biotech Acquisition Corp., PBCE Merger Sub, Inc. and CERo Therapeutics, Inc.

10.1	Form of Sponsor Support Agreement

10.2	Form of CERo Support Agreement

99.1	Press Release, dated June 5, 2023

99.2	Investor Presentation, dated May 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHOENIX BIOTECH ACQUISITION CORP.

By:	/s/ Chris Ehrlich
Name:	Chris Ehrlich
Title:	Chief Executive Officer

Dated: June 5, 2023

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

PHOENIX BIOTECH ACQUISITION CORP.,

PBCE MERGER SUB, INC.

AND

CERO THERAPEUTICS, INC.

DATED AS OF JUNE 4, 2023

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

SCHEDULES AND EXHIBITS

Schedule I	Budget

Exhibit A	Form of Sponsor Support Agreement

Exhibit B	Form of Company Support Agreement

-v-

BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION

This BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”), dated as of June 4, 2023, is made by and among Phoenix Biotech Acquisition Corp., a Delaware corporation (“SPAC”), PBCE Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and CERo Therapeutics, Inc., a Delaware corporation (the “Company”). SPAC, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties” (and each a “Party”). Capitalized terms used herein have the meanings set forth in Section 1.1 and Section 1.2.

WHEREAS, (a) SPAC is a blank check company incorporated as a Delaware corporation on June 8, 2021, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and (b) Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of SPAC that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of SPAC, SPAC is required to provide an opportunity for its stockholders to have their outstanding shares of Class A Common Stock redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the SPAC Stockholder Approval;

WHEREAS, as of the date of this Agreement, SPAC’s initial stockholders, including Phoenix Biotech Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), collectively own 4,596,250 shares of Class B Common Stock;

WHEREAS, on the Closing Date, upon the terms and conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger and, after giving effect to such Merger, a wholly-owned Subsidiary of SPAC, and each Company Share will be converted into the right to receive the Merger Consideration, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, prior to the Closing Date, SPAC will enter into subscription agreements, in form and substance reasonably satisfactory to the Parties (collectively, the “Subscription Agreements”), with certain investors (collectively, the “Investors”) pursuant to which, among other things, the Investors will agree to subscribe for and purchase, and SPAC will agree to issue and sell to the Investors, a number of shares of Class A Common Stock as set forth in each applicable Subscription Agreement in exchange for an aggregate purchase price to be determined (the “PIPE Investment Amount”), on the terms and subject to the conditions set forth therein (such equity financing hereinafter referred to as the “PIPE Financing”);

WHEREAS, pursuant to the Governing Documents of SPAC, SPAC is required to provide an opportunity for its stockholders to have their outstanding shares of Class A Common Stock redeemed pursuant to the SPAC Stockholder Redemption on the terms and subject to the conditions set forth therein in connection with obtaining the Required SPAC Shareholder Approval;

WHEREAS, prior to the Closing Date, SPAC, the Sponsor and certain Pre-Closing SPAC Stockholders will enter into non-redemption agreements, in form and substance reasonably satisfactory to the Parties (the “Non-Redemption Agreements”), pursuant to which, among other things (a) each Pre-Closing SPAC Stockholder which is a signatory thereto will agree, for the benefit of SPAC, (i) to not exercise its Redemption Rights in respect of (x) the Class A Common Stock beneficially owned by it, or (y) any other shares, capital stock or other equity interests, as applicable, of SPAC, which it holds on the date of the Non-Redemption Agreement, and (ii) to not, among other things, sell, encumber or otherwise transfer such Class A Common Stock or other shares, capital stock, or equity interests, (b) the Sponsor will agree to forfeit to SPAC certain Class B Common Stock which it holds, and (c) SPAC will agree to cancel such Class B Common Stock of the Sponsor and concurrently issue to the Pre-Closing SPAC Stockholder an equivalent number of shares of Class A Common Stock, in the case of clauses (b) and (c) above, at or promptly following the consummation of the Merger and, in each case, on the terms and subject to the conditions therein;

WHEREAS, at the Closing, SPAC, certain stockholders of SPAC (including the Sponsor) and certain stockholders of the Company shall enter into an investor rights and lock-up agreement, in form and substance reasonably satisfactory to the Parties (the “Investor Rights and Lock-Up Agreement”), pursuant to which, among other things, each signatory thereto (other than SPAC) will (a) agree not to effect any sale or distribution of any shares of Class A Common Stock held by any of them during the lock-up period described therein, and (b) be granted certain registration rights with respect to their respective shares of Class A Common Stock, in each case, on the terms and subject to the conditions therein;

WHEREAS, concurrently with the execution of this Agreement, SPAC, the Sponsor and the Company, among others, will enter into the stockholder support agreement attached hereto as Exhibit A (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor will agree (a) to vote its shares of Class B Common Stock in favor of the Required Transaction Proposals, (b) not to transfer its shares of Class B Common Stock, and (c) to waive any adjustment to the conversion ratio set forth in the Governing Documents of SPAC or any other anti-dilution or similar protection with respect to its shares of Class B Common Stock in connection with the transactions contemplated by this Agreement, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement;

WHEREAS, concurrently with the execution of this Agreement, certain Company Stockholders will enter into stockholder support agreements in the form attached hereto as Exhibit B (the “Company Support Agreements”), pursuant to which, among other things, such Company Stockholders will agree (a) to, as promptly as practicable following the time at which the Registration Statement/Proxy Statement shall have been declared effective and made available to such Company Stockholders, vote their Company Shares in favor of, or execute written consents to adopt and approve, promptly following the effectiveness of the Registration Statement/Proxy Statement, this Agreement, any Ancillary Documents to which the Company is or will be a party, the Merger and the other transactions contemplated by this Agreement and any Ancillary Documents to which the Company is or will be a party, (b) not to transfer, prior to the Closing, such Company Stockholder’s Company Shares, subject to the exceptions set forth therein, and (c) not to transfer, following the Closing, such Company Stockholder’s shares of Class A Common Stock constituting such Company Stockholder’s Merger Consideration for the period set forth therein, subject to the exceptions set forth therein;

WHEREAS, at the Closing, each Key Person shall enter into an Employment Agreement with SPAC, in form and substance reasonably satisfactory to the Parties;

WHEREAS, prior to the Closing, SPAC shall adopt an equity incentive plan, in form and substance reasonably satisfactory to the Parties (the “New Equity Incentive Plan”), and adopt an employee stock purchase plan, in form and substance reasonably satisfactory to the Parties (the “New ESPP”);

WHEREAS, effective immediately after the Effective Time, the appointment of members to the board of directors of the Surviving Corporation, as approved in Required Transaction Proposals, will take effect;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and are advisable to, the Company and the Company Stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger), and (c) resolved to recommend that the Company Stockholders adopt and approve this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which a SPAC Party is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and advisable to, SPAC and its stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which a SPAC Party is or will be party and the transactions contemplated hereby and thereby (including the Merger), and (c) resolved to recommend that its stockholders adopt this Agreement and the Ancillary Documents to which a SPAC Party is or will be party;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that this Agreement, the Ancillary Documents to which Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and advisable to, Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement, the Ancillary Documents to which Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger), and (c) recommended that its sole stockholder adopt and approve this Agreement, the Ancillary Documents to which Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger); and

WHEREAS, each of the Parties intends that, for U.S. federal and applicable state and local income tax purposes, (a) this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, and (b) the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code (clause (b) being the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Affordable Care Act” means the Patient Protection and Affordable Care Act (Pub. L. 111–148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111–152), and the regulations promulgated pursuant to each of the foregoing laws.

“Aggregate Liquidation Preference” means the sum of (i) (A) the total number of shares of Company Series A Preferred Stock multiplied by (B) the liquidation preference per share thereof, plus (ii) (A) the total number of shares of Company Series Seed Preferred Stock multiplied by (B) the liquidation preference per share thereof, in each case, including any shares of Company Series A Preferred Stock or Company Series Seed Preferred Stock issuable upon exercise of Warrants therefor.

“Ancillary Documents” means the Investor Rights and Lock-Up Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Non-Redemption Agreements, the Company Support Agreements, the Employment Agreements and each other agreement, document, instrument or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively (a) the U.S. Foreign Corrupt Practices Act, (b) the UK Bribery Act 2010, and (c) any other anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering, each as applicable.

“Available Closing Cash” means, as of the Closing (a) the amount of funds contained in the Trust Account (after reduction for the aggregate amount of payments made or required to be made in connection with the SPAC Stockholder Redemption), plus (b) the amount of funds available to consummate the Merger pursuant to the PIPE Financing, minus (c) Unpaid SPAC Expenses and Unpaid Company Expenses.

“Business” means the development of T cell therapeutics for the treatment of cancer.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York, or San Francisco, California, are open for the general transaction of business.

“CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity, or any other Law or executive order or executive memorandum intended to address the consequences of COVID-19 (in each case, including any comparable provisions of U.S. state or local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity) and (ii) any extension of, amendment, supplement, correction, revision or similar treatment to any provision of the CARES Act contained in the Consolidated Appropriations Act, 2021, H.R. 133.

“Change of Control” means, solely for purposes of Section 2.1(a)(ix): (a) a direct or indirect sale, lease, transfer or other disposition of all or substantially all of the assets of SPAC in any transaction or series of related transactions to a Person or a “group” (as such term is defined under Regulation 13D under the Securities Exchange Act), or (b) any transaction with a Person or “group” (as such term is defined under Regulation 13D under the Securities Exchange Act), pursuant to which such Person or group acquires, directly or indirectly, in any single transaction or series of related transactions, more than fifty percent (50%) of the total voting power or economic rights of the equity securities of SPAC (excluding, for the avoidance of doubt, any Company Stockholders Earn-Out Consideration to be issued in connection with such transaction(s) pursuant to Section 2.1(a)(ix), in connection with such Change of Control, as applicable) (whether by merger, consolidation, sale, exchange, issuance, transfer or redemption of equity securities or otherwise).

“Change of Control Payment” means (a) any success, change of control, retention, severance, transaction bonus or other similar payment payable to any Person as a result of or in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Document (but, for the avoidance of doubt, not including any so-called double-trigger payments), or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing in respect of, any Company Related Party Transaction (in the case of clause (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document).

“Class A Common Stock” means Class A common stock, $0.0001 par value, of SPAC.

“Class B Common Stock” means Class B common stock, $0.0001 par value, of SPAC.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) the Company, or (ii) all or substantially all of the assets or businesses of the Company (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any material equity or similar investment in the Company. Notwithstanding the foregoing or anything to the contrary herein, (i) none of this Agreement, the Ancillary Documents nor the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal, (ii) the Company may issue Company Options in the ordinary course of business, and (iii) the Company may raise capital in the form of an equity financing and/or convertible debt financing.

“Company Business Intellectual Property” means collectively, the Company-Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Common Stock” means common stock, par value $0.0001 per share, of the Company.

“Company Convertible Notes” means the convertible notes issued pursuant to that certain Note Purchase Agreement, by and among the Company and holders listed on Schedule A thereto, to be entered into after the date hereof and before the Effective Time.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to SPAC by the Company on the date of this Agreement.

“Company Equity Plan” means the Company’s 2016 Equity Incentive Plan, dated October 25, 2016, as amended from time to time.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of the Company, whether or not due and payable, and not otherwise expressly allocated to a SPAC Party pursuant to the terms of this Agreement or any Ancillary Document, in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of the Company, (b) any other fees, expenses, commissions or amounts that are expressly allocated to the Company pursuant to this Agreement or any Ancillary Document, and (c) Change of Control Payments paid or payable by the Company on or before the Closing Date. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any SPAC Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) (Organization and Qualification), Section 3.2(a) (other than clause (iii) of the first sentence) and Section 3.2(b) (Capitalization), Section 3.3 (Authority), Section 3.9(a) (Absence of Changes) and Section 3.18 (Brokers).

“Company IT Systems” means any and all computer systems, Software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, used, licensed, or leased by the Company.

“Company-Licensed Intellectual Property” means any and all Intellectual Property Rights owned by or licensed to any Person (other than the Company) that (a) are licensed or sublicensed (or purported to be licensed or sublicensed) to or used, held for use or practiced by the Company, or (b) with respect to which the Company has obtained (or purported to have obtained) a covenant not to be sued.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory, clinical or otherwise) of the Company, or (b) the ability of the Company to consummate the Merger; provided, however, that in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred nor would be reasonably expected to occur: any adverse Effect (regardless of materiality) arising from or related to (i) general business or economic conditions in or affecting the United States, European Union or Australia, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States, European Union or any other country, including the engagement by the United States, European Union or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States, European Union or any other country or region in the world, or changes therein, including changes in interest rates in the United States, European Union or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, (v) any Effect that is generally applicable to the industries or markets in which the Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, Contingent Workers, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.6(b) to the extent that such exception’s purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement, or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by the Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States, European Union or any other country or region in the world, or any escalation of the foregoing; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such Effect has a material and disproportionate adverse effect on the Company, relative to other participants operating in the industries or markets in which the Company operates.

“Company Option” means, as of any reference time, each option to purchase shares of Company Common Stock granted to any current or former director, manager, officer, employee, Contingent Worker or other service provider of the Company that is outstanding and unexercised.

“Company-Owned Intellectual Property” means any and all Intellectual Property Rights that are owned or purported to be owned by the Company.

“Company Preferred Stock” means the Company Series A Preferred Stock and Company Series Seed Preferred Stock.

“Company Product” means each product candidate that is being researched, tested, developed or manufactured by or on behalf of the Company, being the product candidates listed on Schedule 1.1(CP) of the Company Disclosure Schedules.

“Company-Registered Intellectual Property” means any and all Registered Intellectual Property owned or purported to be owned by the Company.

“Company SEC Reports” means, collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, all statements, forms, reports and documents required to be filed or furnished by the Company prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws.

“Company Series A Preferred Stock” means the Series A preferred stock, par value $0.0001 per share, of the Company.

“Company Series Seed Preferred Stock” means the Series Seed preferred stock, par value $0.0001 per share, of the Company.

“Company Shares” means shares of the Company Common Stock and Company Preferred Stock.

“Company Stockholders” means the holders of Company Common Stock, including Company Common Stock held as a result of Company Preferred Stock being converted into Company Common Stock, as of any determination time prior to the Effective Time.

“Confidentiality Agreement” means that certain Confidential Disclosure Agreement, dated as of December 12, 2022, between the Company and SPAC.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contingent Worker” means any individual independent contractor, individual consultant, temporary employee or leased employee currently being used by the Company and classified by it as other than an employee, or compensated other than through Form W-2 wages paid by him or her through his or her payroll functions.

“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“Earn-Out Participant” means each (a) holder of Company Common Stock and holder of Company Preferred Stock immediately prior to the Effective Time and (b) holder of Company Convertible Notes immediately prior to the Effective Time.

“Earn-Out Pro Rata Portion” means a fraction with respect to each Earn-Out Participant specified on the Allocation Schedule, with such adjustments as may be made from time to time to give effect to rounding as the Company may determine in its sole discretion; provided, however, that in no event shall the aggregate Earn-Out Pro Rata Portion exceed one hundred percent (100%).

“Effect” means any state of facts, event, change, effect, occurrence, circumstance or development.

“Employee Benefit Plan” means each (a) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), (b) each stock option plan, stock purchase plan, equity-based plan, retention plan, profit sharing plan, bonus or incentive plan, severance pay plan, program or arrangement, deferred compensation arrangement or agreement, employment agreement, compensation plan, program, agreement or arrangement, change in control plan, program or arrangement, supplemental income arrangement, vacation plan and each other employee benefit plan, program, policy, agreement and arrangement not described in (a) above, and (c) each plan or arrangement providing compensation to employee and non-employee directors, in each case that the Company maintains, sponsors or contributes to, or has any obligation to contribute to, or under or with respect to which the Company has or may have any Liability.

“Employment Agreements” means the employment agreements with the individuals set forth on Schedule 1.1(EA) of the Company Disclosure Schedules, in form and substance reasonably satisfactory to the Parties.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, unit, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means $50,000,000 minus the Aggregate Liquidation Preference.

“Equity Value Per Share” means (a) the Equity Value, divided by (b) the Fully Diluted Company Capitalization.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of an entity means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the entity or any of its Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means (a) the Equity Value Per Share, divided by (b) $10.00.

“Excluded Agreements” means the Employment Agreements, the Investor Rights and Lock-Up Agreement and the Subscription Agreements.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“FDCA” means the United States Federal Food, Drug, and Cosmetic Act.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Fraud” with respect to any Party, means a material false representation of material fact by such Party of the representations and warranties set forth in Article III or Article IV, as applicable, or in any certificate delivered hereunder, with the knowledge that such representation is, with reckless indifference to the truth and an intent to deceive the other Party and that another Party rely on such representations and warranties, coupled with such other Party’s detrimental reliance on such representations and warranties under circumstances that constitute common law fraud under the Laws of the State of Delaware. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness.

“Fully Diluted Company Capitalization” means, without duplication, the sum of (a) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, determined on an as-converted basis, (b) the aggregate number of shares of Company Common Stock (on a net exercise basis) subject to Company Options as of immediately prior to the Effective Time, and (c) the aggregate number of shares of Company Common Stock subject to Warrants as of immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles.

“Good Clinical Practices” means the then-current standards for clinical trials, including all applicable requirements relating to protection of human subjects, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, including the applicable requirements contained in 21 C.F.R. Parts 50, 54, and 56, and such standards of good clinical practice, including all applicable requirements relating to protection of human subjects, as are required by other organizations and Governmental Entities in any other countries in which the Company Products are intended to be used or sold.

“Good Laboratory Practices” means the then-current standards for conducting nonclinical laboratory studies, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, including applicable requirements contained in 21 C.F.R. Part 58, and such applicable standards of good laboratory practices as are required by other organizations and Governmental Entities in any other countries in which the Company Products are intended to be used or sold.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which governs its internal affairs, or other organizational documents of such Person. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal), or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any arbitral tribunal (public or private).

“Healthcare Laws” means all Laws relating to healthcare regulatory matters or the development, testing, research (including nonclinical and clinical research or studies), manufacture, production, analysis, distribution, approval, importation, exportation, use, handling, quality, packaging, labeling, sale or promotion of any drug or biological product (including any ingredient or component of the foregoing products), including the FDCA (21 U.S.C. §§ 301 et seq.), the Public Health Service Act (42 U.S.C. §§ 201 et seq.), all Laws relating to any federal healthcare program (as such term is defined in 42 U.S.C. § 1320a-7b(f)), including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Physician Self-Referral Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), Sections 1320a-7, 1320a-7a, and 1320a-7b  of Title 42 of the United States Code and any comparable self-referral or fraud and abuse laws promulgated by any Governmental Entity, the 21st Century Cures Act (Pub. L. 114-255), the healthcare fraud criminal provisions under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. § 1320d et seq.), HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (42 U.S.C. § 17921 et seq.), and any state or federal Law the purpose of which is to protect the privacy of individually-identifiable patient information, Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), the Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, TRICARE (10 U.S.C. Section 1071 et seq.), the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h) and similar state or foreign Laws related to the reporting of manufacturer payments or transfers of value to health care professionals, in each case including the associated rules and regulations promulgated thereunder and all of their foreign equivalents, and any other requirements of Law relating to the Business.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Stock Option” means a Company Option intended to be an “incentive stock option” (as defined in Section 422 of the Code).

“Incidental License” means a Contract entered into in the ordinary course of business where the only rights or licenses to Intellectual Property Rights consist of: (a) licenses granted pursuant to Contracts for the engagement of employees and contractors authorizing the use of intellectual property created therein solely for the performance of such person’s duties for any member of the Company, (b) licenses granted pursuant to Contracts for the engagement of employees and contractors authorizing use of intellectual property owned by such persons separately from their engagement with any member of the Company, but included in or necessary for the use of such Person’s work product, (c) rights to use confidential information for limited purposes pursuant to written obligations of confidentiality, non-disclosure and non-use, (d) non-exclusive licenses of limited duration to end customers for their use of the products and services of the Company in the ordinary course of business, (e) licenses granted to vendors to use intellectual property owned by any member of the Company, solely for the purpose of providing services to such member of the Company, (f) licenses authorizing limited use of brand materials for marketing purposes that do not include a “naked” license, (g) licenses authorizing the use of feedback and suggestions related solely to a vendor’s products or services, (h) licenses to open source software, (i) licenses to Off-the-Shelf Software, (j) Contracts to purchase or lease equipment or materials, such as a photocopier, computer, or mobile phone that also contains a license of intellectual property, or (k) licenses for the use of software that is preconfigured, preinstalled, or embedded on hardware or other equipment.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Intellectual Property Rights” means any and all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates or extensions of any of the foregoing (collectively, “Patents”), (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, social media accounts or identifiers, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”), (c) copyrights and rights in works of authorship, design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”), (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not, (e) rights in or to Software or other technology, (f) rights in databases and compilations, including rights in data and collections of data, whether machine readable or otherwise, and (g) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Investment Company Act” means the Investment Company Act of 1940.

“Key Employee” means the Chief Executive Officer.

“Key Person” means each individual set forth on Schedule 1.1(EA) of the Company Disclosure Schedules.

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other legally binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, covenant not to sue granted to a third party, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Malicious Code” means disabling codes or instructions, spyware, trojan horses, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, information technology systems, data or other materials.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Measurement Time” means 4:01 p.m. (Eastern time) on the Closing Date.

“Merger Consideration” means with respect to each outstanding share of (i) Company Common Stock, a number of shares of Class A Common Stock equal to the Exchange Ratio, and the Company Stockholders Earn-Out Consideration, and (ii) Company Preferred Stock, the number of shares of Class A Common Stock obtained by dividing (x) the liquidation preference of Company Preferred Stock by (y) $10.00, and the Company Stockholders Earn-Out Consideration.

“Nasdaq” means the Nasdaq Global Market.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to the Company on a non-exclusive basis under standard terms and conditions.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Pandemic Measures” means (i) any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee time off, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, or other conditions, restrictions or requirements pursuant to any Law, order, directive, pronouncement, guideline or recommendation of or by any Governmental Entity, the Centers for Disease Control and Prevention, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission or the World Health Organization in connection with or in respect of COVID-19 or any other pandemic, epidemic, public health emergency or virus or disease outbreak, (ii) with respect to Section 5.1(a) and Section 5.3(b), any acts or omissions by the Company that have been or may be taken in a commercially reasonable manner as a reasonable good faith response to COVID-19, or to the extent necessary to avoid, mitigate or remediate a material adverse effect on the Company or the Business as may result from COVID-19, and (iii) with respect to Section 5.3(c) and Section 5.10, any acts or omissions by the SPAC Parties that have been or may be taken in a commercially reasonable manner as a reasonable good faith response to COVID-19, or to the extent necessary to avoid, mitigate or remediate a material adverse effect on the SPAC Parties as may result from COVID-19.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, Consents, authorizations, clearances, licenses, registrations, permits or certificates of or issued by a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges (i) not yet due and payable as of the Closing Date or (ii) which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with the Company’s use or occupancy of such real property for the operation of the Business, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property for the operation of the Business and do not prohibit or materially interfere with the Company’s use or occupancy of such real property for the operation of the Business, (e) in the case of the Leased Real Property, any Lien granted by any lessor, developer or third-party on any fee interest underlying the Leased Real Property, (f) the Real Property Leases, (g) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (h) non-exclusive grants by the Company of Intellectual Property Rights in the ordinary course of business consistent with past practice and that are not material to the Company, and (i) Liens listed on Schedule 1.1(PL) or Section 3.8(a)(xv) of the Company Disclosure Schedules.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data in the Company’s possession, custody, or control, that identifies, or that could reasonably be used to identify, any natural person or device or household, which data or information is regulated by Privacy Laws.

“Pre-Closing SPAC Stockholders” means the holders of SPAC Common Stock at the relevant time of determination prior to the Effective Time.

“Privacy Laws” means all applicable Laws that govern the Processing of Personal Data or governing privacy, data protection, data security, or data or security breach notification.

“Proceeding” means any lawsuit, litigation, action, audit, investigation, examination, claim, charge, complaint, proceeding, suit, arbitration or mediation (in each case, whether civil, criminal or administrative and whether public or private) pending by or before any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding Personal Data (whether electronically or in any other form or medium).

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, as amended from time to time and pursuant to which the Company leases or sub-leases any real property.

“Redemption Rights” means the redemption rights provided for in Sections 9.02 and 9.07 of the SPAC Certificate of Incorporation.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Regulatory Permits” means all Permits granted by the FDA or any comparable Governmental Entity to the Company, including investigational new drug applications, Biologics License Applications, manufacturing approvals and authorizations, clinical trial authorizations and ethical reviews, or their national or foreign equivalents.

“Representatives” means, with respect to a Person, such Person’s Affiliates and its and such Affiliates respective directors (or equivalent), officers, managers, employees, members, owners and legal, financial, internal and independent accounting and other advisors and representatives.

“Required Governing Document Proposals” means the approval of the Amended and Restated Certificate of Incorporation of SPAC, in form and substance reasonably satisfactory to the Parties, and Amended and Restated Bylaws of SPAC, in form and substance reasonably satisfactory to the Parties.

“Sanctions and Export Control Laws” means any applicable Law in any part of the world related to (a) import and export controls, including the U.S. Export Administration Regulations, the International Traffic and Arms Regulations, and any other equivalent or comparable export control laws and regulations of other countries, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the SPAC Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing and, to the extent embodied in any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) documentation, including user manuals and other training documentation, related to any of the foregoing.

“SPAC Acquisition Proposal” means any transaction or series of related transactions under which SPAC or any of its Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s), or (iii) acquires or otherwise purchases at least a majority of the voting securities of such Person(s)

or all or substantially all of the assets or business of any other Person(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents nor the transactions contemplated hereby or thereby shall constitute a SPAC Acquisition Proposal.

“SPAC Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of SPAC, effective as of October 5, 2021, as amended on December 20, 2022.

“SPAC Common Stock” means Class A Common Stock and Class B Common Stock.

“SPAC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by SPAC on the date of this Agreement.

“SPAC Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of any SPAC Party, whether or not due and payable, and not otherwise expressly allocated to the Company pursuant to the terms of this Agreement or any Ancillary Document, in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of any SPAC Party, (b) any other fees, expenses, commissions or amounts that are expressly allocated to any SPAC Party pursuant to this Agreement or any Ancillary Document, (c) any deferred underwriter fees, discounts and commissions in connection with SPAC’s initial public offering, (d) the fees, costs and expenses incurred in connection with the PIPE Financing, including any cash financing fees or third-party advisory expenses in connection therewith, (e) the costs and expenses associated with any filings with or notifications to any Governmental Entity in connection with the transactions contemplated by this Agreements or the Ancillary Documents, including pursuant to the HSR Act, (f) the fees, costs and expenses associated with the preparation and filing of the Registration Statement/Proxy Statement and (g) the fees, costs and expenses associated with the SPAC Stockholders Meeting. Notwithstanding the foregoing or anything to the contrary herein, SPAC Expenses shall not include any Company Expenses.

“SPAC Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6(a) and Section 4.6(b) (Capitalization).

“SPAC Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory or otherwise) of the SPAC Parties, taken as a whole, or (b) the ability of SPAC or Merger Sub to consummate the Merger; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a SPAC Material Adverse Effect has occurred nor would be reasonably expected to occur: any adverse Effect (regardless of materiality) arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, (v) any Effect that is generally applicable to the industries or markets in which any SPAC Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any SPAC Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that such exception’s purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any SPAC Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (ix) any Effect relating to the Company or the Company Stockholders, (x) any SPAC Stockholder Redemption, in and of itself, or (xi) subject to Section 5.17(b), any breach of any covenants, agreements or obligations of an Investor under a Subscription Agreement (including any breach of an Investor’s obligations to fund its commitment thereunder when required); provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a SPAC Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such Effect has a material and disproportionate adverse effect on the SPAC Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the SPAC Parties operate.

“SPAC Parties” means, collectively, SPAC and Merger Sub.

“SPAC Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of SPAC Common Stock entitled to vote thereon, whether in person or by proxy at the SPAC Stockholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of SPAC and applicable Law.

“SPAC Stockholder Redemption” means the right of the holders of Class A Common Stock to redeem all or a portion of their Class A Common Stock (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in the SPAC Certificate of Incorporation.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tax” means any federal, state, local or non-U.S. income, gross receipts, franchise, estimated, alternative minimum, imputed underpayment, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes or similar governmental fees or assessments, in each case, in the nature of taxes, together with any interest, deficiencies, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means any return, information return, statement, declaration or claim for refund, together with any schedules thereto or amendments thereof, relating to Taxes required to be filed with any Tax Authority.

“Trading Day” means any day on which the shares of Class A Common Stock are actually traded on Nasdaq.

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of the relevant determination date.

“Unpaid SPAC Expenses” means the SPAC Expenses that are unpaid as of the relevant determination date.

“Unvested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is not a Vested Company Option.

“Vested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is vested as of such time or will vest in connection with the consummation of the transactions contemplated hereby (whether at the Effective Time or otherwise).

“VWAP” means, for shares of Class A Common Stock as of any Trading Day, the dollar volume-weighted average price for such shares traded on Nasdaq during the period beginning at 9:30:01 a.m., New York time on such Trading day and ending at 4:00:00 p.m., New York time on such Trading Day, as reported by Bloomberg through its “HP” function (set to weighted average).

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws related to plant closings, mass layoffs and employment losses.

“Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case, that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Section 1.2 Certain Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Company Financial Statements	5.7
Additional SPAC SEC Reports	4.7
Agreement	Introduction
Allocation Schedule	2.4
Alternative Transaction Structure	5.5(b)
Audited Company Financial Statements	3.5(a)
Certificate of Merger	2.1(a)(ii)
Certificates	2.1(a)(vii)
Change in Recommendation	5.8(b)
Closing	2.3
Closing Date	2.3
Closing Filing	5.4(b)
Closing Press Release	5.4(b)
Closing RSU Awards	5.20
Company	Introduction
Company Board	Recitals
Company D&O Persons	5.15(a)
Company D&O Tail Policy	5.15(c)
Company Designee	5.16(b)
Company Financial Statements	3.5(a)
Company Group	8.19(a)
Company Related Party	3.20
Company-Related Party Transactions	3.20
Company Stockholders Earn-Out Consideration	2.1(a)(ix)
Company Stockholder Written Consent	5.13
Company Stockholder Written Consent Deadline	5.13
Company Support Agreements	Recitals
Cooley	8.9

Cooley Privileged Communications	8.19(b)
Creator	3.14(e)
DGCL	Recitals
Dissenting Shares	2.8
Earn-Out Consideration Tax Treatment	2.1(a)(ix)
Earn-Out Escrow Account	2.1(a)(ix)
Earn-Out Period	2.1(a)(ix)
Earn-Out Targets	2.1(a)(ix)
Effective Time	2.1(a)(ii)
Enforceability Exceptions	3.3
Exchange Agent	2.6(a)
Exchange Fund	2.6(b)
First Level Earn-Out Target	2.1(a)(ix)
Government Funded IP	3.14(l)
IFE Director	5.16(a)
Intended Tax Treatment	Recitals
Interim Period	5.1(a)
Investor Rights and Lock-Up Agreement	Recitals
Investors	Recitals
IPO	8.18
Leased Real Property	3.19(b)
Licensed Patents	3.14(a)
Material Contracts	3.8(a)
Material Permits	3.7
Merger	Recitals
Merger Sub	Introduction
Newco	5.5(b)
New Equity Incentive Plan	Recitals
New ESPP	Recitals
Non-Redemption Agreements	Recitals
Officers	5.16(e)
Parties	Introduction
PIPE Financing	Recitals
PIPE Investment Amount	Recitals
Privacy and Data Security Policies	3.21(a)
Privacy Requirements	3.21(a)
Proxy Statement/Prospectus	5.7
Registration Statement/Proxy Statement	5.7
Released Claims	8.18
Required Transaction Proposals	5.8(a)
Rollover Option	2.5(a)(i)
Rollover Warrant	2.5(a)(iv)
RSUs	5.20
Second Level Earn-Out Target	2.1(a)(ix)
Signing Filing	5.4(b)

Signing Press Release	5.4(b)
SPAC	Introduction
SPAC Board	Recitals
SPAC Board Recommendation	5.8(a)
SPAC D&O Persons	5.14(a)
SPAC D&O Tail Policy	5.14(c)
SPAC Designees	5.16(c)
SPAC Financial Statements	4.13(d)
SPAC Group	8.19(a)
SPAC Related Party	4.9
SPAC Related Party Transactions	4.9
SPAC SEC Reports	4.7
SPAC Stockholders Meeting	5.8(a)
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Subscription Agreements	Recitals
Surviving Corporation	2.1(a)(i)
Termination Date	7.1(d)
Third Level Earn-Out Target	2.1(a)(ix)
Transaction Litigation	5.19
Exhibits and Schedules	8.18
Trust Agreement	4.8
Trustee	4.8
Unaudited Company Financial Statements	3.5(a)
Warrant	2.5(a)(iv)

ARTICLE II

THE MERGER

Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a) Merger.

(i) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, Merger Sub shall merge with and into the Company at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Corporation”).

(ii) At the Closing, the Parties shall cause a certificate of merger, in form and substance reasonably satisfactory to the Parties (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date or time as is agreed by SPAC and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

(iii) The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all Liabilities, obligations, restrictions, disabilities and duties of or applicable to each of the Company and Merger Sub shall become the Liabilities, obligations, restrictions, disabilities and duties of or applicable to the Surviving Corporation, in each case, in accordance with the DGCL.

(iv) At the Effective Time, the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving Corporation, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v) At the Effective Time, the directors set forth on Section 2.1(a)(iv) of the Company Disclosure Schedule shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until such director’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until such officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01, of the Surviving Corporation.

(vii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share (other than the Company Shares cancelled in accordance with clause (viii) immediately below) issued and outstanding as of immediately prior to the Effective Time shall be canceled and extinguished and be converted into the right to receive a number of shares of Class A Common Stock equal to the Merger Consideration. From and after the Effective Time, the holder(s) of certificates (the “Certificates”), if any, evidencing ownership of Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(viii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be canceled and extinguished, and no consideration shall be paid with respect thereto.

(ix) On the Closing Date, SPAC shall deposit 1,200,000 shares of Class A Common Stock (the “Company Stockholders Earn-Out Consideration”) into an escrow account (the “Earn-Out Escrow Account”) with Continental Stock Transfer & Trust Company serving as the escrow agent. Following the Closing, in addition to the consideration to be received pursuant to the terms of this Agreement, if, at any time during the period following the Closing and expiring on the fourth anniversary of the Closing Date (the “Earn-Out Period”), (i) the VWAP of the shares of the Class A Common Stock equals or exceeds $12.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “First Level Earn-Out Target”), then as soon as possible and in any event within ten (10) Business Days following the achievement of the First Level Earn-Out Target, 500,000 shares of Class A Common Stock held in the Earn-Out Escrow Account shall be released to the Earn-Out Participants, in an amount of shares equal to each Earn-Out Participant’s Pro Rata Earn-Out Portion, (ii) the VWAP of the shares of Class A Common Stock equals or exceeds $15.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Second Level Earn-Out Target”), then as soon as possible and in any event within ten (10) Business Days following the achievement of the Second Level Earn-Out Target, 500,000 shares of the Company Stockholders Earn-Out Consideration held in the Earn-Out Escrow Account shall be released to the Earn-Out Participants, in an amount of shares equal to each Earn-Out Participant’s Pro Rata Earn-Out Portion, and (iii) a definitive agreement with respect to a Change of Control is entered into (the “Third Level Earn-Out Target,” and, together with the First Level Earn-Out Target and Second Level Earn-Out Target, collectively, the “Earn-Out Targets”), then as soon as possible and in any event within ten (10) Business Days following the achievement of the Third Level Earn-Out Target, 200,000 shares of Class A Common Stock held in the Earn-Out Escrow Account shall be released to the Earn-Out Participants, in an amount of shares equal to each Earn-Out Participant’s Pro Rata Earn-Out Portion. Notwithstanding the foregoing, none of the Company Stockholders Earn-Out Consideration issued pursuant to this Section 2.1(a)(ix) shall be released to any Earn-Out Participant who is required to file a notification pursuant to the HSR Act or under any applicable Antitrust Laws until any applicable waiting period pursuant to the HSR Act or applicable Antitrust Laws has expired or been terminated. Prior to the release of any Company Stockholders Earn-Out Consideration from the Earn-Out Escrow Account to the Earn-Out Participants, if applicable, SPAC will determine (a) any such Earn-Out Participant that is required to make a filing pursuant to the HSR Act or applicable Antitrust Laws and (b) the expiration or termination of the applicable waiting period pursuant to the HSR Act or applicable Antitrust Laws and, as soon as possible and in any event within ten (10) Business Days of such expiration or termination, the applicable Company Stockholders Earn-Out Consideration shall be released from the Earn-Out Escrow Account to such Earn-Out Participant. In the event that any mandatory consent, clearance, approval or expiration or termination of any mandatory waiting period under Antitrust Laws is not received or satisfied in respect of an applicable Earn-Out Participant (who was required to submit an antitrust filing in accordance with this Section 2.1(a)(ix)), SPAC and the Company Stockholder shall use their reasonable best efforts to agree on a structure (or other solution) (such as the implication of “voting cutbacks” or other similar solutions) so as to mitigate the requirement for such Earn-Out Participant to make a filing pursuant to the HSR or applicable Antitrust Laws (but which shall not, for the avoidance of doubt, require any such party to divest of any asset or accept any other conditions of approval or consent of a Governmental Entity other than in their absolute discretion). In lieu of such parties being able to agree on any such solution, SPAC shall, subject always to (x) any covenants or restrictions placed on SPAC (and its Subsidiaries at such time) by any of SPAC’s (or its Subsidiaries’) financing agreements, (y) SPAC having available cash on hand to satisfy such payment, and (z) the sole and absolute discretion of SPAC’s board of directors, pay an amount to such Earn-Out Participant in lieu of the release from the Earn-Out Escrow Account to such Earn-Out Participant that Earn-Out Participant’s portion of the Company Stockholders Earn-Out Consideration equal to the Earn-Out Participant’s portion of the Company Stockholders Earn-Out Consideration that such Earn-Out Participant would otherwise have been entitled. For the avoidance of doubt, the First Level Earn-Out Target, the Second Level Earn-Out Target and the Third Level Earn-Out Target may all be satisfied over the same period of Trading Days or any other periods that have overlapping Trading Days, and if each Earn-Out Target is separately met (i) the Company Stockholders Earn-Out Consideration in connection with each such Earn-Out Target shall be earned and no longer subject to the restrictions set forth in this Section 2.1(a)(ix). If any Earn-Out Target shall not be satisfied during the Earn-Out Period, the obligations in this Section 2.1(a)(ix) with respect to such Earn-Out Target shall terminate and no longer apply. The Company Stockholders Earn-Out Consideration and the Earn-Out Targets shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Class A Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Class A Common Stock, occurring on or after the date hereof and prior to the time any such Company Stockholders Earn-Out Consideration is delivered to the Earn-Out Participants, if any. The Parties agree that, for U.S. federal income and applicable state and local Tax purposes, (1) the Company Stockholders Earn-Out Consideration shall be treated as owned by the Earn-Out Participants to whom such Company Stockholders Earn-Out Consideration would be released had each Earn-Out Target been achieved, (2) no portion of the Company Stockholders Earn-Out Consideration shall be treated as imputed interest, and (3) the escrow of the Company Stockholders Earn-Out Consideration is intended to comply with, and shall be effected in accordance with, Rev. Proc. 84-42, § 2.02, 1984-1 C.B. 521 (collectively, the “Earn-Out Consideration Tax Treatment”), and the Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the Earn-Out Consideration Tax Treatment unless otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code. Without limiting the foregoing, the Company Stockholders Earn-Out Consideration shall be shown as issued and outstanding on SPAC’s financial statements, shall be legally outstanding under applicable state law as of the Effective Time, and subject to the limitations contemplated herein the Earn-Out Participants shall have all of the rights of a stockholder with respect to the Company Stockholders Earn-Out Consideration, including the right to receive dividends currently and to vote such shares.

Section 2.2 [Intentionally Omitted].

Section 2.3 Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11, as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date or time as SPAC and the Company may agree in writing.

Section 2.4 Allocation Schedule. No later than five (5) Business Days prior to the Closing Date, the Company shall deliver to SPAC an allocation schedule (the “Allocation Schedule”) setting forth (a) (i) the number of Equity Securities held by each Company Stockholder, (ii) the number of shares of Company Common Stock to be issued and outstanding as of immediately prior to the Effective Time pursuant to outstanding convertible instruments in accordance with the terms thereof, (iii) the number of shares of Company Common Stock subject to each Company Option held by each holder thereof, including whether each such Company Option will be a Vested Company Option or an Unvested Company Option and the exercise price thereof, (iv) the number of shares of Company Preferred Stock subject to a Warrant, including the exercise price thereof, and (v) the number of shares of Company Common Stock subject to Company Preferred Stock, (b) the number of shares of Class A Common Stock that will be subject to each Rollover Option and Rollover Warrant and the exercise price of each such Rollover Option and Rollover Warrant at the Effective Time, in each case, determined in accordance with Section 2.5, as well as reasonably detailed calculations with respect to the components and subcomponents thereof, (c) the portion of the Merger Consideration allocated to each Company Stockholder pursuant to Section 2.1(a)(vii), as well as reasonably detailed calculations with respect to the components and subcomponents thereof, and (d) a certification, duly executed by an authorized officer of the Company, that the information and calculations delivered pursuant to clauses (a), (b) and (c) are, and will be as of immediately prior to the Effective Time, (i) true and correct in all respects, and (ii) in accordance with the applicable provisions of this Agreement, the Governing Documents of the Company and applicable Laws and, in the case of Company Options, the Company Equity Plan and any applicable grant or similar agreement with respect to any such Company Option. The Company will review any comments to the Allocation Schedule provided by SPAC or any of its Representatives and consider in good faith and incorporate any reasonable comments proposed by SPAC or any of its Representatives to correct inaccuracies. Notwithstanding the foregoing or anything to the contrary herein, the aggregate number of shares of Class A Common Stock that each Company Stockholder will have a right to receive pursuant to Section 2.1(a)(vii) will be rounded down to the nearest whole share.

Section 2.5 Treatment of Company Securities.

(a) Company Options.

(i) At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, each Company Option (whether a Vested Company Option or an Unvested Company Option) shall cease to represent the right to purchase shares of Company Common Stock and shall be converted into an option to purchase shares of Class A Common Stock (each, a “Rollover Option”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. Each Rollover Option shall (i) be exercisable for, and represent the right to purchase, a number of shares of Class

A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and (ii) have an exercise price per share of Class A Common Stock (rounded up to the nearest whole cent) subject to such Rollover Option equal to (A) the exercise price per share of Company Common Stock applicable to the corresponding Company Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, termination protection, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or the Ancillary Documents or for such other immaterial administrative or ministerial changes as the SPAC Board (or the compensation committee of the SPAC Board) may determine in good faith are necessary to effectuate the administration of the Rollover Options. Such conversion shall occur in a manner intended to comply with (x) for any Rollover Option that is an Incentive Stock Option, the requirements of Section 424 of the Code, and (y) in each case, the requirements of Section 409A of the Code.

(ii) At the Effective Time, SPAC shall assume the Company Equity Plan and (i) all Company Options (whether vested or unvested) shall no longer be outstanding and shall automatically be converted into Rollover Options, and each holder thereof shall cease to have any rights with respect thereto, except as otherwise expressly provided for in this Section 2.5, (ii) all shares of Company Common Stock reserved for issuance pursuant to the Company Equity Plan shall automatically be cancelled and (iii) no further grants shall be made pursuant to the Company Equity Plan following the Effective Time.

(iii) Prior to the Closing, the Company shall take, or cause to be taken, all necessary actions under the Company Equity Plan (and the underlying grant, award or similar agreements) to give effect to the provisions of this Section 2.5.

(b) Company Warrants. At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, each warrant for Company Preferred Stock set forth on Section 2.5(a)(iv) of the Company Disclosure Schedule (each, a “Warrant”) shall cease to represent the right to purchase shares of Company Preferred Stock and shall be assigned to and assumed by SPAC, and converted into or exchanged for, as applicable, a warrant to purchase shares of Class A Common Stock (each, a “Rollover Warrant”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. Each Rollover Warrant shall (i) be exercisable for, and represent the right to purchase, a number of shares of Class A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Preferred Stock subject to the corresponding Warrant immediately prior to the Effective Time, multiplied by (B) the Aggregate Liquidation Preference of such underlying share of Company Preferred Stock, and divided by (C) $10.00, and (ii) have an exercise price per share of Class A Common Stock (rounded up to the nearest whole cent) subject to such Rollover Warrant equal to (A) the current aggregate exercise price of such Warrant (the current exercise price per share of Company Preferred Stock applicable to the corresponding Warrant immediately prior to the Effective Time, multiplied by the number of shares of Company Preferred Stock issuable upon exercise thereof), divided by (B) the number of shares of Class A Common Stock issuable upon exercise thereof. Unless otherwise agreed by the Company, SPAC and the holder(s) of the applicable Warrants, each Rollover Warrant shall be subject to the same terms and conditions that applied to the corresponding Warrant immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or the Ancillary Documents or for such other immaterial administrative or ministerial changes as the Company may determine in good faith are necessary to effectuate the administration of the Rollover Warrants.

(c) Company Common Stock. At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, each share of Company Common Stock shall cease to represent shares of Company Common Stock and shall be assigned to and assumed by SPAC in exchange for (i) a number of shares of Class A Common Stock equal to the Exchange Ratio and (ii) the contingent right to receive such holder’s Earn-Out Pro Rata Portion in accordance with Section 2.1, if any.

(d) Company Preferred Stock. At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, each share of Company Preferred Stock convertible into Company Common Stock set forth on Section 2.5(d) of the Company Disclosure Schedule shall cease to represent the right to convert into shares of Company Common Stock and shall be assigned to and assumed by SPAC in exchange for (i) a number of shares of Class A Common Stock equal to the number of shares of Company Common Stock obtained by dividing (x) the liquidation preference of such share of Company Preferred Stock by (y) $10.00 and (ii) the contingent right to receive such Company Stockholder’s Earn-Out Pro Rata Portion in accordance with Section 2.1, if any. Unless otherwise agreed by the Company, SPAC and the holder(s) of the applicable shares of Company Preferred Stock shall be subject to the same terms and conditions that applied to the Class A Common Stock immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or the Ancillary Documents or for such other immaterial administrative or ministerial changes as the Company may determine in good faith are necessary to effectuate the administration of the Company Preferred Stock.

(e) Company Convertible Notes. At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, each Company Convertible Note shall be assigned to and assumed by SPAC, and at the Measurement Time SPAC shall cause the outstanding principal and unpaid accrued interest due on each of the Company Convertible Notes measured as of immediately prior to the Effective Time to be converted into a number of shares of Class A Common Stock at the per share conversion price set forth in the section titled “Conversion upon SPAC Transaction” of the applicable Company Convertible Note. At the Measurement Time, all of the Company Convertible Notes converted into shares of Class A Common Stock shall no longer be outstanding and shall cease to exist, and each holder of a Company Convertible Note shall cease to have any rights with respect thereto, except the right to receive shares of Class A Common Stock pursuant to this Section 2.5(e) and the contingent right to receive the Earn-Out Pro Rata Portion in accordance with Section 2.1, any liens securing obligations under the Company Convertible Notes shall be released and each holder of Company Convertible Notes shall thereafter cease to have any rights with respect to such securities.

Section 2.6 Closing Actions and Deliverables.

(a) At least five (5) Business Days prior to the Closing Date, SPAC shall appoint and engage Continental Stock Transfer & Trust Company as exchange agent (the “Exchange Agent”) for the purpose of exchanging Certificates, if any, representing the Company Shares, and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, for the portion of the Merger Consideration issuable in respect of such Company Share pursuant to Section 2.1(a)(vii), and on the terms and subject to the other conditions set forth in this Agreement.

(b) Prior to the Effective Time, SPAC shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.6 through the Exchange Agent, evidence of Class A Common Stock in book-entry form representing the portion of the Merger Consideration issuable pursuant to Section 2.1(a)(vii) in exchange for the Company Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Merger Consideration issuable pursuant to Section 2.1(a)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund.” SPAC shall cause the Exchange Agent pursuant to irrevocable instructions, to deliver that portion of the Merger Consideration consisting of SPAC Common Stock out of the Exchange Fund in accordance with this Agreement. Except as contemplated by this Section 2.6 hereof, the Exchange Fund shall not be used for any other purpose.

(c) Each Company Stockholder whose Company Shares have been converted into the right to receive a portion of the Merger Consideration pursuant to Section 2.1(a)(vii) shall be entitled to receive the portion of the Merger Consideration to which he, she or it is entitled on the date provided in Section 2.6(d) upon (i) surrender of a Certificate (or affidavit of loss, in lieu thereof, in the form required by the Exchange Agent) (including, for the avoidance of doubt, any documents or agreements required by the Exchange Agent) to the Exchange Agent, or (ii) delivery of an “agent’s message” in the case of Company Common Stock held in book-entry form (including, for the avoidance of doubt, any documents or agreements required by the Exchange Agent) to the Exchange Agent.

(d) If any Certificates (or affidavit of loss, in lieu thereof, in the form required by the Exchange Agent) or an “agent’s message,” as applicable, is delivered to the Exchange Agent in accordance with Section 2.6(c) (i) at least one (1) Business Day prior to the Closing Date, then SPAC and the Company shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the applicable Company Stockholder in book-entry form on the Closing Date, or (ii) less than one (1) Business Day prior to or on or after the Closing Date, then SPAC and the Company (or the Surviving Corporation) shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the Company Stockholder in book-entry form within two (2) Business Days after such delivery.

(e) If any portion of the Merger Consideration is to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate is, or the transferred Company Shares in book-entry form are, registered, it shall be a condition to the issuance of the applicable portion of the Merger Consideration that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, or such Company Shares in book-entry form shall be properly transferred, and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Shares in book-entry form, or establish to the reasonable satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(f) No interest will be paid or accrued on the Merger Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.6, each Company Share (other than, for the avoidance of doubt, the Company Shares cancelled in accordance with Section 2.1(a)(viii)) shall solely represent the right to receive a portion of the Merger Consideration to which such Company Share is entitled pursuant to Section 2.1(a)(vii).

(g) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(h) Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders twelve (12) months following the Closing Date shall be delivered to SPAC or as otherwise instructed by SPAC, and any Company Stockholder who has not exchanged his, her or its Company Shares for the applicable portion of the Merger Consideration in accordance with this Section 2.6 prior to that time shall thereafter look only to SPAC for the issuance of the applicable portion of the Merger Consideration, without any interest thereon. None of SPAC, the Surviving Corporation nor any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat or similar Law. Any portion of the Merger Consideration remaining unclaimed by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of SPAC free and clear of any claims or interest of any Person previously entitled thereto.

(i) None of the Exchange Agent, SPAC, the Surviving Company nor any of their respective Affiliates shall be liable to any holder of SPAC Common Stock for cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law in accordance with this Section 2.6.

(j) Notwithstanding any other provision of this Agreement, no fractional shares of SPAC Common Stock will be issued, and the number of shares of SPAC Common Stock each holder of shares of SPAC Common Stock or Company Shares, as applicable, is entitled to receive pursuant to this Article II will be rounded down to the nearest whole share.

(k) At the Closing:

(i) SPAC shall deliver or cause to be delivered to the Company (A) the Investor Rights and Lock-Up Agreement, duly executed by the stockholders of SPAC listed on Section 2.6(k)(i) of the SPAC Disclosure Schedules, and (B) the written resignations of all of the directors and officers of SPAC and Merger Sub (other than those Persons identified as directors of SPAC immediately after the Effective Time, in accordance with the provisions of Section 5.16), effective as of the Effective Time; and

(ii) the Company shall deliver or cause to be delivered to SPAC (A) the Investor Rights and Lock-Up Agreement, duly executed by the Persons listed on Section 2.6(k)(ii) of the Company Disclosure Schedules, and (B) a duly executed certificate substantially in the form described in Treasury Regulations Section 1.1445-2(c)(3), together with a notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) and authorization for SPAC to deliver such notice and a copy of such certificate to the IRS on behalf of the Company upon the Closing.

Section 2.7 Withholding. SPAC, the Exchange Agent and any of their Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement and any Ancillary Document, such amounts as are required to be deducted and withheld under applicable Tax Law; provided, however, that before making any deduction or withholding pursuant to this Section 2.7, other than in connection with any deduction or withholding attributable to either (i) payments that are compensatory in nature or (ii) a failure of the Company to comply with Section 2.6(k)(ii)(B), SPAC shall use commercially reasonable efforts to give the Company at least three (3) days’ prior written notice of any anticipated deduction or withholding to provide the Company with sufficient opportunity to provide any forms or other documentation from the applicable equity holders or take such other steps in order to avoid such deduction or withholding and shall reasonably consult and cooperate with the Company in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 2.7. To the extent that amounts are so withheld in accordance with this Section 2.7 and remitted to the applicable Governmental Entity in accordance with applicable Law, such withheld amounts shall be treated for all purposes as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.8 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, and to the extent available under the DGCL, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and has not voted in favor of the Merger nor consented thereto in writing and who properly demands appraisal of in writing for such Company shares pursuant to, and who complies in all respects with all provisions of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into, and shall have no right to receive such Person’s portions of the Merger Consideration, but rather the holder of such Dissenting Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Dissenting Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (for the avoidance of doubt, without any interest thereon), upon proper delivery to the Exchange Agent and surrender of such Person’s Certificates (or affidavit of loss, in lieu thereof, in the form required by the Exchange Agent) or an “agent’s message,” as applicable (including, for the avoidance of doubt, any documents or agreements required by the Exchange Agent). The Company shall provide prompt notice to SPAC of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL received by the Company. To the extent permitted by applicable Law, SPAC shall have the opportunity to participate with the Company in any and all negotiations and proceedings with respect to such demands. Prior to the Effective Time, neither the Company nor SPAC shall, without the prior written consent of the other party (which consent shall not be unreasonably, withheld, conditioned or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands or applications for appraisal, waive any failure to timely deliver a written demand for appraisal, or agree to do any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Subject to Section 8.8, except as set forth in the Company Disclosure Schedules or as set forth in any Company SEC Reports filed or furnished with the SEC at least one (1) Business Day prior to the date hereof, the Company hereby represents and warrants to the SPAC Parties, as of the date hereof (excluding (i) any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature, and (ii) any matters required to be disclosed for purposes of Section 3.1 (Organization and Qualification), Section 3.2 (Capitalization), Section 3.3 (Authority) and Section 3.18 (Brokers)) and as of the Closing Date, as follows:

Section 3.1 Organization and Qualification.

(a) The Company is a corporation duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of incorporation, formation or organization, as applicable. The Company has the requisite corporate or other applicable business entity power and authority to own, lease and operate its properties and to carry on the Business as presently conducted, except where the failure to have such power or authority would not, and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Company have been made available to SPAC, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company are in full force and effect and the Company is not in breach or violation of any provision set forth in its Governing Documents.

(c) The Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (or the equivalent thereof) would not, and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.2 Capitalization.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof, and (iii) with respect to each Company Option, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of shares of Company Common Stock subject to the Company Option, (F) whether the Company Option is an Incentive Stock Option, and (G) whether the Company Option is an early exercise option. All of the Company Shares have been duly authorized and validly issued and are fully paid and non-assessable. The Company Shares (1) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, and (4) are free and clear of all Liens (other than transfer restrictions under applicable Securities Law). Except for the Company Options set forth on Section 3.2(a) of the Company Disclosure Schedules, as of the date of this Agreement, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights, or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in the case of each of clause (x) and (y), that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company Shares.

(b) The Company does not own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Securities, and the Company is not a partner or member of any partnership, limited liability company or joint venture.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Company as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement and the debtor and creditor thereof.

(d) Section 3.2(d) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Company, identifying for each such Change of Control Payment (i) the Person eligible to receive such Change of Control Payment, (ii) an estimate of the total potential amount of such Change of Control Payment, and (iii) the Contract or other arrangement pursuant to which such Change of Control Payment is payable or required to be made.

(e) Each Company Option was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the applicable Company Equity Plan, and each Company Option has an exercise price per share that is equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, determined in a manner consistent with Section 409A of the Code.

Section 3.3 Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the Company Stockholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of the Company. Subject to obtaining the Company Stockholder Written Consent, this Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity (“Enforceability Exceptions”). On or prior to the date of this Agreement, the Company Board has duly and unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interest of, the Company and the Company Stockholders, (ii) approving the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby and thereby and (iii) resolving to recommend the approval of this Agreement and the transactions contemplated hereby and thereby by the holders of Company Shares entitled to vote thereon. No other corporate action or vote is required under applicable Law, the Governing Documents of the Company, on the part of the Company or any Company Stockholders, to enter into this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, or to approve the Merger.

Section 3.4 No Subsidiaries. The Company does not have, and since inception has never had, any Subsidiary. The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

Section 3.5 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to SPAC true and complete copies of the audited consolidated balance sheets of the Company as of December 31, 2021, and December 31, 2022, and the related audited consolidated statements of operations and comprehensive loss, and stockholders’ deficit and cash flows of the Company for each of the years then ended (collectively, the “Audited Company Financial Statements”), and the unaudited, draft consolidated balance sheets of the Company as of March 31, 2023, and the related unaudited, draft consolidated statements of operations and comprehensive loss of the Company for the fiscal year-to-date period then ended (the “Unaudited Company Financial Statements” and, together with the Audited Company Financial Statements, the “Company Financial Statements”), each of which are attached as Section 3.5(a) of the Company Disclosure Schedules. The Company Financial Statements (including the notes thereto) and, when delivered pursuant to Section 5.7, the Additional Company Financial Statements and any pro forma financial statements, (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) fairly present, in all material respects, as applicable, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) in the case of the Audited Company Financial Statements and the Additional Company Financial Statements, when delivered pursuant to Section 5.7, were audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditors, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date hereof (including Regulation S-X or Regulation S-K, as applicable); provided that the Unaudited Company Financial Statements do not include all of the notes or the information contained in such notes as required by GAAP for complete financial statements and are subject to normal year-end adjustments.

(b) Except (i) as set forth in the Company Financial Statements, (ii) for Liabilities incurred in the ordinary course of business as of March 31, 2023 (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of the respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the Company Expenses and any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any stockholder demand contemplated by Section 2.8), (iv) either permitted to be incurred pursuant to or incurred in accordance with Section 5.1, (v) as set forth on the Company Disclosure Schedules, and (vi) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company, the Company has no Liabilities required by GAAP to be reflected or reserved against in the consolidated balance sheet as of March 31, 2023, included in the Company Financial Statements.

(c) The Company has established and maintains a system of internal accounting controls that is designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company’s assets.

(d) In the past three (3) years prior to the date hereof, the Company has not received any written complaint, written allegation, written assertion or written claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of the Company, (ii) except as set forth on Section 3.5(d) of the Company Disclosure Schedule, a “material weakness” in the internal controls over financial reporting of the Company, or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

Section 3.6 Consents and Requisite Governmental Approvals; No Violations.

(a) Except as set forth on Section 3.6 of the Company Disclosure Schedules, no consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act or any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby and thereby, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC, and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit Class A Common Stock to be issued in accordance with this Agreement to be listed on Nasdaq, (iv) filing of the Certificate of Merger, (v) obtaining the Company Stockholder Written Consent, or (vi) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) Subject to Section 3.6(a), neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party, nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or material breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract to which the Company is a party, or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Company or any of its properties or assets are bound, or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of the Company, except, in the case of any of clauses (ii) through (iv) above, as would not be material to the Company.

Section 3.7 Permits. The Company has all Permits that are required to own, lease or operate its properties and assets and to conduct the Business as currently conducted, except where the failure to obtain the same would not result in a Company Material Adverse Effect (the “Material Permits”). Except as is not and would not reasonably be expected to be material to the Company, (a) each Material Permit is in full force and effect in accordance with its terms, and (b) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Company. The Company is, and (where applicable) has been for the past three (3) years prior to the date hereof, in all material respects fulfilling and performing its obligations under each of the Material Permits held by it or to which it is bound.

Section 3.8 Material Contracts.

(a) Section 3.8(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which the Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.8(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.8(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”; provided, however, that (x) standard purchase orders, sales orders or quotes do not need to be separately scheduled, but constitute Material Contracts and (y) Material Contracts shall exclude Employee Benefit Plans):

(i) any Contract relating to Indebtedness of the Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of the Company;

(ii) any Contract under which the Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iii) any Contract under which the Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by the Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iv) any material joint venture, profit sharing, partnership, collaboration, co-promotion, commercialization, research and development or other similar Contract (including any such Contract that governs the research, development, ownership, enforcement, use, or other exploitation of any Intellectual Property Rights or other assets material to the Business), in each case, other than any Incidental Licenses, material transfer agreements, clinical trial agreements, contract research agreements, nondisclosure agreements, commercially available software-as-a-service offerings, Off-the-Shelf Software licenses, services or supply agreements containing either no license or non-exclusive licenses for the purpose of performing research, development, clinical trials, services or supply for the Company, or other Contracts containing non-exclusive licenses incidental to the purpose of such Contract;

(v) any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of SPAC or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions, or (C) contains any other provisions restricting or purporting to restrict the ability of the Company to sell, manufacture, develop, commercialize, test or research the Company Products, directly or indirectly through third parties, in any material respect or that would so limit or purports to limit, in any material respect, SPAC or any of its Affiliates after the Closing;

(vi) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by the Company in an amount in excess of (A) $500,000 annually, or (B) $1,500,000 over the life of the agreement;

(vii) any Contract requiring the Company to guarantee the Liabilities of any Person (other than the Company) or pursuant to which any Person (other than the Company) has guaranteed the Liabilities of the Company, in each case in excess of $500,000;

(viii) any Contract under which the Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person, in each case in excess of $500,000;

(ix) any Contract required to be disclosed on Section 3.20 of the Company Disclosure Schedules;

(x) any Contract with any Person (A) pursuant to which the Company (or SPAC or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events, in each case, relating to Company Products, in each case in excess of $500,000 or (B) under which the Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Company Business Intellectual Property;

(xi) any Contract entered into by the Company that constitutes a collective bargaining agreement or any other agreement executed between the Company and a union or similar organization;

(xii) any Contract governing the terms of the employment, engagement or services of any current director, manager, officer, employee or Contingent Worker of the Company whose annual base salary (or, in the case of a Contingent Worker, actual or anticipated annual base compensation) is in excess of $250,000, excluding any such Contract that either (A) is terminable by the Company at will or (B) that provides for severance of 30 days or less;

(xiii) any Contract providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;

(xiv) any Contract for the disposition of any portion of the assets or business of the Company or for the acquisition by the Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which the Company has any continuing obligation with respect to an “earn-out,” contingent purchase price or other contingent or deferred payment obligation;

(xv) any Contract pursuant to which the Company (A) obtains any right to, or covenant not to be sued under, any material Intellectual Property Right, or (B) grants any right to, or covenant not to be sued under, any material Intellectual Property Right, in each case ((A) or (B)) other than any Incidental Licenses, material transfer agreements, clinical trial agreements, contract research agreements, nondisclosure agreements, commercially available software-as-a-service offerings, Off-the-Shelf Software licenses, services or supply agreements containing only non-exclusive licenses for the purpose of performing research, development, clinical trials, services or supply for the Company, or other Contracts containing non-exclusive licenses incidental to the purpose of such Contract;

(xvi) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement by the Company, (B) with a Governmental Entity or which relates to alleged criminal wrongdoing, (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on the Company (or SPAC or any of its Affiliates after the Closing), or (D) which requires the Company to accept or concede material injunctive relief; and

(xvii) any other Contract the performance of which requires either (A) annual payments by the Company in excess of $500,000, or (B) aggregate payments by the Company in excess of $1,500,000 over the life of the agreement and, in each case, that is not terminable by the Company, without penalty upon less than thirty (30) days’ prior written notice.

(b) (i) Each Material Contract is valid and binding on the Company, as applicable, and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect, and (ii) the Company and, to the knowledge of the Company, the counterparties thereto, are not in material breach of, or default under, any Material Contract, and, to the knowledge of the Company, there are no facts or circumstances which would, or which would reasonably be expected to, lead to such breach or default. As of the date of this Agreement, no written notice of termination has been received by the Company with respect to any Material Contract, and to the knowledge of the Company, none of the other parties to any Material Contract has indicated to the Company that it intends to terminate the Material Contract nor to terminate or reduce its business dealings with the Company.

Section 3.9 Absence of Changes. During the period beginning on September 30, 2022, and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred, and (b) except as expressly contemplated by this Agreement, any Ancillary Document, in connection with the transactions contemplated hereby and thereby or as set forth on Section 3.9 of the Company Disclosure Schedule, (i) the Company has conducted the Business in the ordinary course in all material respects (including, for the avoidance of doubt, recent past practice in light of COVID-19), and (ii) the Company has not taken any action that would require the consent of SPAC if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), (ii), (iv), (v), (vii), (ix), (x) (solely relating to the Company’s directors and officers), (xii), (xiii), (xiv), (xiv) and (xviii).

Section 3.10 Litigation. Except as set forth on Section 3.10 of the Company Disclosure Schedules, there is (and for the past three (3) years prior to the date hereof there has been) (a) no Proceeding pending or, to the Company’s knowledge, written threats against the Company or any of its respective directors or officers that affect any of the Company’s assets or properties, that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Company, and, to the Company’s knowledge, no facts exist that would reasonably be expected to form the basis for any such Proceeding, (b) no material Order to which the Company, its directors and officers or any of the Company’s properties or assets is subject, (c) no Proceeding by the Company against any other Person, and no such Proceeding is or has been threatened in writing, (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on the Company or the operation of the Business, and (e) no pending or, to the Company’s knowledge, threatened, audit, examination or investigation by any Governmental Entities in respect of the Company or any of its properties or assets, or any of the directors or officers of the Company.

Section 3.11 Compliance with Applicable Law. The Company (a) conducts (and for the past three (3) years prior to the date hereof have conducted) the Business in accordance with all Laws and Orders applicable to them and are not in violation of any such Law or Order, and (b) has not received any written communications from a Governmental Entity and, to the Company’s knowledge, there is no such pending communication, that alleges that the Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. Except as would not be material to the Company, without limiting the foregoing, the Company has not violated or, to the Company’s knowledge, is not under investigation with respect to, or has not been threatened in writing or charged with or given notice of any violation of any provisions of: (i) Laws applicable to lending activities; (ii) the U.S. Foreign Corrupt Practices Act; (iii) any comparable or similar Law of any jurisdiction; or (iv) any Law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment.

Section 3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans.

(b) Except as set forth on Section 3.12(b) of the Company Disclosure Schedules, true, complete and correct copies of the following documents, with respect to each material Employee Benefit Plan, where applicable, have been delivered to SPAC (i) all documents embodying or governing such Employee Benefit Plan (or for unwritten Employee Benefit Plans, a written description of the material terms of such Employee Benefit Plan) and any funding medium for the Employee Benefit Plan, (ii) the most recent Internal Revenue Service determination or opinion letter, (iii) the most recently filed Form 5500, (iv) the most recent actuarial valuation report, (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto, (vi) the last three (3) years of non-discrimination testing results, and (vii) all non-routine correspondence to and from any Governmental Entity in the last three (3) years.

(c) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service with respect to such qualification upon which it can rely, or may rely on an opinion letter issued by the Internal Revenue Service with respect to a prototype plan adopted in accordance with the requirements for such reliance and, to the Company’s knowledge, no event or omission has occurred that would be reasonably likely to cause any such Employee Benefit Plan to lose such qualification.

(d) Each Employee Benefit Plan is and has been established, operated and administered in all material respects in accordance with applicable Laws and with its terms, including ERISA, the Code and the Affordable Care Act. No Employee Benefit Plan is, or within the past six (6) years prior to the date hereof has been, the subject of an application or filing under a government- sponsored amnesty, voluntary compliance or similar program, nor has been the subject of any self-correction under any such program. As of the date hereof, no material litigation or governmental administrative proceeding or audit (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened in writing with respect to any Employee Benefit Plan. All payments or contributions required to have been made with respect to all Employee Benefit Plans either have been made in all material respects or have been accrued in all material respects in accordance with the terms of the applicable Employee Benefit Plan and applicable Law.

(e) Neither the Company nor any of its ERISA Affiliates (or any predecessor thereof) has, in the past six (6) years prior to the date hereof, maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise, including on account of any of its ERISA Affiliates) with respect to (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(f) No Employee Benefit Plan provides healthcare or any other non-pension benefits to any employees after their employment is terminated (other than (i) as required by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law, (ii) continuation of health or life insurance benefits provided during any severance period not in excess of two (2) years, or (iii) which lasts until the end of the month in which the termination of employment occurs).

(g) Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(h) Except as set forth on Section 3.12(h) of the Company Disclosure Schedules, neither the execution or delivery of this Agreement or any Ancillary Document to which the Company is or will be a party, the approval of this Agreement by the Company Stockholders, nor the consummation of the transactions contemplated by this Agreement or any Ancillary Document to which the Company is or will be a party, could (either alone or in combination with any other event) reasonably be expected to (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to, or result in the forgiveness of any indebtedness of, any current or former director, manager, officer, employee, individual independent contractor or other individual service provider of the Company under any Employee Benefit Plan, (ii) further restrict any rights of the Company to merge, amend or terminate any Employee Benefit Plan, or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(i) The Company does not have any obligation to make any tax “gross-up” or similar “make whole” payments to any service provider with respect to any tax under Section 4999 or 409A of the Code.

(j) Except as set forth on Section 3.12(j) of the Company Disclosure Schedules, no Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

Section 3.13 Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a) The Company is (and where still relevant, was) in compliance with all applicable material Environmental Laws (including whether applicable to its operations and the use or condition of any real property currently or formerly owned or leased).

(b) The Company has not received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged or potential violation or remediation requirement in any respect of, or a failure to comply in any respect with, any Environmental Laws.

(c) There is (and for the past three (3) years prior to the date hereof there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against the Company or any of its respective directors and officers pursuant to Environmental Laws.

(d) To the knowledge of the Company, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls or any other condition or contamination at or on any material real property currently or formerly owned or leased by the Company that require reporting, investigation, cleanup, remediation or any other type of response action by the Company pursuant to any Environmental Laws.

(e) There has not been, by the Company, any manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

(f) The Company has made available to SPAC copies of all material environmental, health and safety reports and documents that were prepared for the Company by third parties and are in the Company’s possession relating to the operations, properties or facilities of the Company in the past three (3) years prior to the date hereof.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company-Registered Intellectual Property, and (ii) any Patent included in the Company-Licensed Intellectual Property that is exclusively licensed (including by field of use, territory or other manner) to the Company (“Licensed Patents”), specifying as to each such item, as applicable, (A) the record owner of such item, (B) the jurisdictions in which such item has been issued, registered or filed, (C) the issuance, registration or application date, as applicable, for such item, and (D) the issuance, registration or application number, as applicable, for such item.

(b) Except as otherwise set forth on Section 3.14(a) or Section 3.14(b) of the Company Disclosure Schedules, (i) all fees and filings necessary as of the date of this Agreement to maintain any application or registration, issuance, or grant of any material Company-Registered Intellectual Property and, to the Company’s knowledge, any material Licensed Patents, have been timely submitted to the relevant patent office or other Governmental Entity, as applicable; (ii) as of the date of this Agreement, no item of the Company-Registered Intellectual Property or, to the Company’s knowledge, Licensed Patents are cancelled; and (iii) as of the date of this Agreement, the Company-Registered Intellectual Property and, to the Company’s knowledge, Licensed Patents are not the subject of any pending Proceedings, including litigation, interference, re-examination, inter parties review, reissue, opposition, nullity or cancellation proceedings and, to the Company’s knowledge, no such Proceedings are threatened by any Governmental Entity or any other Person.

(c) The Company exclusively owns all right, title and interest in and to all Company-Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and has the right to use all Company-Licensed Intellectual Property in the Company’s conduct of Business as currently conducted. For each Patent included in the Company-Owned Intellectual Property, each inventor listed or required to be listed on the Patent has assigned his or her rights to the Company.

(d) To the knowledge of the Company, the Company Business Intellectual Property constitutes all of the Intellectual Property Rights that are material or necessary to the Company’s conduct of the Business as currently conducted; provided, however, that the foregoing does not constitute a representation regarding infringement, misappropriation, or other violation of Intellectual Property Rights owned by any third party, which is exclusively dealt with in Section 3.14(h). The Company-Registered Intellectual Property and, to the Company’s knowledge, the Licensed Patents are materially in compliance with formal legal requirements of the applicable intellectual property office. All material Company-Registered Intellectual Property and, to the knowledge of the Company, all material Licensed Patents are subsisting, and if registered, issued or granted, to the knowledge of the Company, are valid and enforceable.

(e) The Company’s former and current employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any Intellectual Property Rights for or on behalf of the Company (each such person, a “Creator”) have executed written agreements assigning to the Company, all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with the Company.

(f) The Company has taken reasonable steps to safeguard and maintain the secrecy of any material trade secrets, confidential know-how and other confidential information owned or purported to be owned by or licensed to the Company. To the Company’s knowledge, as of the date of this Agreement there has been no violation or unauthorized access to or disclosure of any material trade secrets, confidential know-how or confidential information of or in the possession of the Company, or of any written obligations with respect to such.

(g) No Company-Owned Intellectual Property and, to the Company’s knowledge, no material Company Licensed Intellectual Property is subject to any outstanding Order that materially restricts the use, sale, transfer, licensing or exploitation thereof by the Company or materially affects the validity, use or enforceability of any such Company Business Intellectual Property. The consummation of the transactions contemplated by this Agreement will not materially alter, encumber, impair or extinguish any Company Owned Intellectual Property or the Company’s rights under any material Company-Licensed Intellectual Property.

(h) Neither the Company nor any design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution or other exploitation of any Company Product as currently conducted by the Company infringes, misappropriates or otherwise violates (or in the past materially infringed, misappropriated or otherwise violated) Intellectual Property Rights of any other Person.

(i) In the past three (3) years, there has been no Proceeding pending against the Company nor has the Company received any written communications nor, to the knowledge of the Company, is any Proceeding threatened against the Company (i) alleging that the Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, or (ii) challenging the validity, enforceability, use or exclusive ownership of any Company-Owned Intellectual Property.

(j) To the Company’s knowledge, no Person is infringing, misappropriating or otherwise violating any Company-Owned Intellectual Property or the Licensed Patents in any material respect. For the past three (3) years prior to the date hereof, the Company has not made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company-Owned Intellectual Property or Licensed Patents.

(k) The Company owns or has obtained, possesses and is in compliance with valid licenses to use, in all material respects, all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that are otherwise under the control of the Company and used by it in connection with the Business.

(l) Section 3.14(l) of the Company Disclosure Schedules contains a true and complete list of any and all Company-Owned Intellectual Property or, to the Company’s knowledge, Licensed Patent that was created, developed or reduced to practice, or is being created, developed or reduced to practice, (i) pursuant to, or in connection with, any Contract with any Governmental Entity or Governmental Entity-affiliated entity, or university, college or other educational institution, or (ii) using any funding or facilities of any Governmental Entity or Governmental Entity-affiliated entity, or university, college or other educational institution, in each case ((i) or (ii)) (1) except for any such Contract, funding or use of facilities that does not result and has not resulted in such Governmental Entity or Governmental Entity-affiliated entity, or university, college or other educational institution obtaining ownership, or any other rights, title or interest in or to, any such Company-Owned Intellectual Property or Licensed Patent or the right to receive royalties for the practice of such Company-Owned Intellectual Property or Licensed Patent, including any “march in” or co-ownership rights in any Company-Owned Intellectual Property or Licensed Patent or any claim or option or other contingent right to any of the foregoing and (2) other than pursuant to any Contract disclosed on Section 3.8(a)(xv) of the Company Disclosure Schedules (collectively, “Government Funded IP”). The Company, and to the Company’s knowledge, the applicable licensors of the Licensed Patents included in the Government Funded IP, have taken any and all actions necessary to obtain, secure, maintain, enforce and protect the Company’s right, title and interest in, to and under all Government Funded IP, and the Company, and to the Company’s knowledge, the applicable licensors of any Government Funded IP, have complied with any and all any Intellectual Property Rights disclosure and/or licensing obligations under any applicable contract referenced in clause (i) above.

Section 3.15 Labor Matters.

(a) The Company has made available to SPAC a complete and accurate list of all employees of the Company as of the date of this Agreement, setting forth for each employee: (i) the employee’s position or title, (ii) whether classified as exempt or non-exempt for wage and hour purposes, (iii) the employee’s actual annual base salary (if paid on a salary basis), hourly rate (if paid on an hourly basis) or commission rate (if paid on a purely commission basis), as applicable, (iv) target bonus and commission potential, (v) date of hire, (vi) business location, (vii) status (i.e., active or on a leave of absence and if on a leave of absence, the estimated duration), and (viii) any visa or work permit status and the date of expiration, if applicable.

(b) The Company is, and for the past three (3) years prior to the date hereof has been, in compliance in all material respects with all applicable Laws and regulations respecting labor and employment matters, including fair employment practices, pay equity, the classification of independent contractors, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, employee leave and wages and hours, including payment of minimum wages and overtime, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Company is not delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, severance, fees or other direct compensation, as applicable, due with respect to any services performed for it or amounts required to be reimbursed to such employees or Contingent Workers, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(c) Currently and within the three (3) years preceding the date of this Agreement, the Company has not been party to or, to the Company’s knowledge, the subject of any litigation, arbitration, mediation, governmental audit, administrative agency proceeding, private dispute resolution proceeding or governmental investigation, in each case relating to employment or labor matters concerning the employees or Contingent Workers of the Company, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company. Currently and within the three (3) years preceding the date of this Agreement the Company has not conducted an internal investigation or authorized a third-party investigation (including those concerning allegations of employment discrimination, retaliation, noncompliance with wage and hour Laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment or misconduct, other unlawful harassment, or unfair labor practices), in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(d) In the past three (3) years prior to the date hereof, the Company has not experienced a “plant closing,” or “mass layoff” as defined in the federal WARN Act or any similar state or local Law affecting any single site of employment of the Company or one or more facilities or operating units within any single site of employment or facility of the Company. During the ninety (90)-day period preceding the date of this Agreement, no employee has suffered an “employment loss” as defined in the WARN Act with respect to the Company.

(e) The Company is not a party to any collective bargaining agreement or other Contract with any labor organization, labor union, works council or other employee representative, nor to the knowledge of the Company is there any duty on the part of the Company to bargain with any labor union, labor organization, works council or other employee representative. For the past three (3) years prior to the date hereof, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against the Company. To the Company’s knowledge, for the past three (3) years prior to the date hereof, there have been no labor organizing activities with respect to any employees of the Company.

(f) Except as set forth in Section 3.15(f) of the Company Disclosure Schedules, to the knowledge of the Company, no Key Employee has provided written notice, as of the date of this Agreement, of a plan to terminate his or her employment with such entity.

(g) In the last three (3) years, to the knowledge of the Company, no allegations of sexual harassment or sexual misconduct have been made to the Company against any Key Employee.

Section 3.16 Insurance. The Company has made available to SPAC all material policies of fire, liability, workers’ compensation, property, casualty and other forms of material insurance owned or held by the Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement and true and complete copies of all such policies have been made available to SPAC. The Company is not in breach or otherwise in default under the terms of such policies and, to the Company’s knowledge, no facts or circumstances exist which would result in any such breach or default, in each case, which has voided, would void, or which might reasonably be expected to void, any coverages under such policies. As of the date of this Agreement, no claim by the Company is pending under any such policies as to which coverage has been questioned, denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. To the Company’s knowledge, the coverages provided by such policies are usual and customary in amount and scope for the Business as currently conducted and sufficient to comply with any insurance required to be maintained under Material Contracts.

Section 3.17 Tax Matters.

(a) The Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws, and the Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) The Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service provider, equity interest holder or other third party.

(c) The Company is not currently the subject of a Tax audit or examination conducted by a Tax Authority, and has not been informed in writing by a Tax Authority of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) The Company has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter ruling, technical advice memoranda or similar agreement or ruling has been entered into or issued by any Tax Authority to the Company which agreement or ruling would be effective after the Closing Date.

(f) The Company is not nor has it been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for Taxes on any assets of the Company other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, the Company has not been a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i) The Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) does not have any material Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise (other than any Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes).

(j) The Company has not received any written claim from a Tax Authority in a jurisdiction where the Company does not file a particular type of Tax Return or pay a particular type of Tax that the Company is or may be required to file such type of Tax Return in or pay such type of Tax to that jurisdiction, which claims have not been resolved or withdrawn.

(k) The Company is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreement (other than any Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes), and the Company is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) The Company is an income tax resident only in its country of formation, and is not managed or controlled outside such country for applicable income Tax purposes, but only to the extent that the failure of this representation to be true could reasonably be expected to give rise to a material Tax liability.

(m) The Company does not have a branch, permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized, but only to the extent that the failure of this representation to be true could reasonably be expected to give rise to a material Tax liability.

(n) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) deferred revenue or prepaid amount received on or prior to the Closing Date outside of the ordinary course of business.

(o) The Company (i) does not know of any fact or circumstance, or (ii) has not taken or agreed to take any action, that, alone or in combination, could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 3.18 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.18 of the Company Disclosure Schedules (which fees shall, if applicable, be subject to Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of their respective Affiliates for which the Company has any obligation.

Section 3.19 Real and Personal Property.

(a) Owned Real Property. The Company does not own any real property.

(b) Leased Real Property. Section 3.19(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased or otherwise occupied by the Company (the “Leased Real Property”) and all Real Property Leases pursuant to which the Company is a tenant or landlord (or sub-tenant or sub-landlord) as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to SPAC. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the Company (as applicable), enforceable in accordance with its terms against the Company (as applicable) and, to the Company’s knowledge, each other party thereto, subject to the Enforceability Exceptions. There is no material breach or default by the Company (as applicable) or, to the Company’s knowledge, any third party under any Real Property Lease. The Company has not leased, subleased, licensed or granted occupancy rights in any parcel or any portion of any parcel of Leased Real Property to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, sublease, license, occupancy or other agreement, nor has the Company assigned its interest under any Real Property Lease to any third party, in each case, in any material respects. No other Person is otherwise interfering with the unrestricted use of such property by the Company in all material respects. The Leased Real Property constitutes all of the material real property used or occupied by the Company in connection with the conduct of the Business. Other than the expiry or other possible future termination of the relevant Real Property Lease in accordance with its terms, there is no other covenant, restriction or obligation other than set forth under the relevant Real Property Lease which materially adversely affects, or may materially adversely affect in the future, the use of any Leased Real Property by the Company.

(c) Personal Property. The Company has good, valid and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the Company reflected in the Company Financial Statements or thereafter acquired by the Company prior to the date hereof, except for assets disposed of in the ordinary course of business. Such assets and properties are free and clear of any Liens (other than Permitted Liens or Liens that do not materially and adversely affect the operation of the businesses of the Company).

(d) Tangible Assets. The tangible assets owned, leased or otherwise used by the Company are in good condition (except for ordinary wear and tear).

Section 3.20 Transactions with Affiliates. Section 3.20 of the Company Disclosure Schedules sets forth all Contracts between (a) the Company, on the one hand, and (b) any officer, director, employee, equityholder or Affiliate of the Company, or, to the Company’s knowledge, any employee, equityholder or family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with or service as a director to (including benefit plans and other ordinary course compensation from) the Company entered into in the ordinary course of business and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in the Business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of the Company, or (C) owes any material amount to, or is owed any material amount by, or to the knowledge of the Company, has any claim or cause of action against the Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions that, if entered into after the date of this Agreement, are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.20 are referred to herein as “Company Related Party Transactions.”

Section 3.21 Data Privacy and Security.

(a) The Company has at all times for the past three (3) years prior to the date hereof complied in all material respects with all applicable Privacy Laws, Privacy and Data Security Policies (as defined below) and contractual commitments relating to the Processing of Personal Data (collectively, the “Privacy Requirements”). Except as set forth on Section 3.21(a) of the Company Disclosure Schedule, the Company has implemented adequate written policies relating to the Processing of Personal Data as and to the extent required by applicable Law (“Privacy and Data Security Policies”).

(b) There is no pending, nor has there been for the past three (3) years prior to the date hereof, any material Proceeding against the Company initiated by (i) any Person, (ii) the United States Federal Trade Commission, any state attorney general or similar state official, (iii) any other Governmental Entity, foreign or domestic, or (iv) any regulatory or self-regulatory entity, alleging that any Processing of Personal Data by or on behalf of the Company is in violation of any Privacy Requirements or Privacy Laws.

(c) For the past three (3) years prior to the date hereof, the Company has implemented and maintained, consistent with practices reasonable for similarly-situated companies in the industry in which the Company operates and its respective obligations to third parties, reasonable security and other measures designed to be adequate to protect the Company IT Systems used by the Company to store, process or transmit Intellectual Property Rights of the Company or Personal Data from loss, theft, unauthorized access, use, disclosure or modification, including reasonable measures (no less than reasonable for similarly situated companies in the industry in which the Company operates) designed to be adequate to (i) secure Company IT Systems from unauthorized access and use by any Person; (ii) defend Company IT Systems against Malicious Code, denial of service attacks, distributed denial of service attacks, hacking attempts, and like attacks and activities by any other Person; and (iii) ensure the continued and uninterrupted operation of Company IT Systems, including by employing reasonable security, maintenance, disaster recovery, redundancy, backup, archiving, and anti-virus systems (no less than reasonable for similarly-situated companies in the industry in which the Company operates) designed to be adequate to maintain and protect the performance, confidentiality, integrity and security of all Company IT Systems (and all software, information and data stored or contained therein or transmitted thereby). To the Company’s knowledge, none of the Company IT Systems contain any (A) devices, errors, contaminants or effects that materially disrupt or adversely affect the functionality of any Company IT Systems (or any software stored or contained therein), nor enable or assist any Person to access any Company IT Systems (or any software, information or data stored or contained therein or transmitted thereby) without authorization, or (B) Malicious Code.

(d) For the past three (3) years prior to the date hereof, there has been no material breach of security resulting in unauthorized access, use or disclosure of Personal Data in the possession or control of the Company or, to the Company’s knowledge, any of its contractors with regard to any Personal Data obtained from or on behalf of the Company, or any material unauthorized intrusions or breaches of security into the Company’s systems.

(e) The Company owns or has license to use the Company IT Systems as necessary to operate the Business as currently conducted. To the Company’s knowledge, none of the Company IT Systems contain any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine that causes the Software of any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any unauthorized person.

(f) Neither the Company nor, to the Company’s knowledge, any third party acting at the direction or authorization of the Company has paid (i) any perpetrator of any data breach incident or cyber-attack; or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack, in each case, pursuant to a request for payment from or on behalf of such perpetrator or other third party.

(g) The Company has taken commercially reasonable organizational, physical, administrative and technical measures required by Privacy Requirements, and consistent with standards typical for similarly-situated companies in the industry in which the Company operates, designed to protect the integrity, security and operations of the Company IT Systems. The Company has implemented commercially reasonable procedures, satisfying the requirements of applicable Privacy Laws in all material respects, designed to detect data security incidents and to protect Personal Data against loss and against unauthorized access, use, modification, disclosure or other misuse.

(h) There have not been any Proceedings related to any data security incidents or any violations of any Privacy Requirements that have been asserted in writing against the Company and, to the Company’s knowledge, the Company has not received any written correspondence relating to, or written notice of any Proceedings with respect to, alleged violations by the Company of any Privacy Requirements.

Section 3.22 Compliance with International Trade & Anti-Corruption Laws.

(a) Neither the Company nor to the Company’s knowledge, any of its Representatives acting for or on behalf of the Company, is or has been, for the past three (3) years prior to the date hereof, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity, (ii) located, organized or resident in a country or territory which is itself the subject or target of any Sanctions and Export Control Laws, (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii), or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, or in the past three (3) years prior to the date hereof, been the subject or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).

(b) Neither the Company nor to the Company’s knowledge, any of its Representatives acting for or on behalf of the Company has in three (3) years prior to the date hereof, (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise has violated any Anti-Corruption Laws.

(c) None of the Company, its directors and officers or, to the Company’s knowledge, any of their other Representatives has violated any, nor been subject to actual or, to the knowledge of the Company, pending or threatened Proceedings, demand letters, settlements or enforcement actions relating to any Anti-Corruption Law.

(d) During the last three years, the Company has complied with all applicable Anti-Corruption Laws.

Section 3.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective, when the Registration Statement/Proxy Statement is mailed to the Pre-Closing SPAC Stockholders, or at the time of the SPAC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact nor omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.24 Regulatory Compliance.

(a) Section 3.24(a) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete list of all material Regulatory Permits held by the Group Companies, which are the only Regulatory Permits that are necessary for the Company to conduct its Business in material compliance with Healthcare Laws. The Company and the Company Products are in compliance in all material respects with all Regulatory Permits, and to the Company’s knowledge, no event, circumstance or state of facts has occurred which (with or without due notice or lapse of time or both) would reasonably be expected to result in the failure of the Company to be in material compliance with the terms of any such Regulatory Permit. To the knowledge of the Company, no Governmental Entity is considering limiting, suspending or revoking any Regulatory Permit held by the Company, if any. To the Company’s knowledge, each third party that is a manufacturer, contractor or agent for the Company is in compliance in all material respects with all Regulatory Permits, if any, required by all applicable Healthcare Laws insofar as they reasonably pertain to the Company Products.

(b) The Company has not received any written notice that the FDA, any similar foreign Governmental Entity, or any institutional animal care and use committee (or similar body responsible for oversight of animal research), has initiated, or threatened to initiate, any Proceeding to restrict or suspend nonclinical research of any Company Product or in which the Governmental Entity alleges or asserts a failure to comply with applicable Healthcare Laws.

(c) There are no Proceedings pending or threatened in writing, with respect to any alleged violation by the Company of any applicable Healthcare Law as it relates to a Company Product, and the Company is not a party to or subject to any corporate integrity agreement, monitoring agreement, consent decree, deferred prosecution agreement, settlement order or similar Contract with or imposed by any Governmental Entity related to any applicable Healthcare Law that applies to the transactions contemplated by this Agreement or any Ancillary Document.

(d) All Company Products are, as applicable, being researched, developed, tested, investigated, manufactured, prepared, packaged, labeled, stored and distributed in compliance in all material respects with applicable Healthcare Laws.

(e) Since the date the Company was organized, the Company has not distributed any Company Product that was upon its shipment adulterated or misbranded in violation of 21 U.S.C. § 331. No Company Products have been seized, withdrawn, recalled, detained or subject to a suspension (other than in the ordinary course of business) of research, development, testing, manufacturing or distribution, and to the knowledge of the Company, there are no facts or circumstances reasonably likely to cause the seizure, denial, withdrawal, recall, or detention, or public health notification or safety alert or suspension (other than in the ordinary course of business) of research, development, testing, manufacturing, or distribution of any Company Product. There are no proceedings against the Company pending or threatened in writing seeking the withdrawal, recall, revocation, suspension, import detention or seizure of any Company Product.

(f) The Company, nor, to the knowledge of the Company, any Representative of the Company, has not made any untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Entity responsible for enforcement or oversight with respect to applicable Healthcare Laws, or failed to disclose a material fact required to be disclosed to the FDA or such other Governmental Entity that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Governmental Entity to invoke a similar policy. The Company, nor any representative of the Company, has not been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Laws or authorized by 21 U.S.C. § 335a(b) or any similar Laws. The Company, nor to the knowledge of the Company, any employee, agent, officer, director, or owner of more than 5% equity of the Company, has not been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in any U.S. federal health care programs under 42 U.S.C. Section 1320a-7 or any similar Law. No debarment or exclusionary claims, actions, proceedings or investigations are pending or threatened in writing against the Company, nor, to the Company’s knowledge, any of their respective representatives.

(g) All nonclinical studies and clinical trials conducted or being conducted with respect to all Company Products by or at the direction of the Company have been and are being conducted in material compliance with accepted professional scientific standards and all applicable Healthcare Laws, including the applicable requirements of Good Laboratory Practices and Good Clinical Practices.

(h) All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Governmental Entity by the Company under applicable Healthcare Laws have been so filed, maintained or furnished. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected or supplemented by a subsequent filing).

(i) The Company and to the Company’s knowledge, its Representatives, are and have been in compliance with all applicable Healthcare Laws, except as would not have or be reasonably expected to have a Company Material Adverse Effect.

Section 3.25 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of the SPAC Parties, and (ii) it has been furnished with or given access to such documents and information about the SPAC Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents to which it is or will be a party and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article IV and in the Ancillary Documents and no other representations or warranties of any SPAC Party or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article IV and in the Ancillary Documents, (i) none of the SPAC Parties nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, and (ii) the Company hereby disclaims reliance on any other documentation or information.

Section 3.26 Investment Company Act. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company,”, in each case, within the meaning of the Investment Company Act.

Section 3.27 PPP Loans. The Company has not applied for or received any loans pursuant to the Paycheck Protection Program established by the CARES Act.

Section 3.28 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.

(a) NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY SPAC PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE III OR THE ANCILLARY DOCUMENTS, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY THAT HAVE BEEN MADE AVAILABLE TO ANY SPAC PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY SPAC PARTY OR ANY OF THEIR REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

(b) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY SPAC PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY SPAC PARTY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO THE SPAC PARTIES

Subject to Section 8.8, except as set forth on the SPAC Disclosure Schedules or as set forth in any SPAC SEC Reports filed or furnished with the SEC at least one (1) Business Day prior to the date hereof (excluding (i) any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature, and (ii) any matters required to be disclosed for purposes of Section 4.1 (Organization and Qualification), Section 4.1 (Authority), Section 4.3 (Brokers), Section 4.6(a) (Capitalization) and Section 4.8 (Trust Account)), each SPAC Party hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows:

Section 4.1 Organization and Qualification. Each SPAC Party is a corporation, duly organized, incorporated or formed, as applicable, validly existing and in good standing under the Laws of its jurisdiction of incorporation. True and complete copies of the Governing Documents Merger Sub have been made available to the Company, as amended and in effect as of the date of this Agreement.

Section 4.2 Authority. Each SPAC Party has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder (subject to the SPAC Stockholder Approval and the stockholder approval contemplated in Section 5.9) and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the SPAC Stockholder Approval and the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which a SPAC Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of such SPAC Party. Subject to obtaining the SPAC Stockholder Approval, this Agreement and each Ancillary Document to which a SPAC Party is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by such SPAC Party and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of such SPAC Party (assuming that this Agreement and the Ancillary Documents to which such SPAC Party is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such SPAC Party in accordance with their terms, subject to Enforceability Exceptions.

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any SPAC Party with respect to such SPAC Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act or any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby and thereby, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC, and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit Class A Common Stock to be issued in accordance with this Agreement to be listed on Nasdaq, (iv) filing of the Certificate of Merger, (v) the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, (vi) the SPAC Stockholder Approval, or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a SPAC Material Adverse Effect.

(b) Subject to Section 4.3(a), neither the execution, delivery or performance by any SPAC Party of this Agreement nor the Ancillary Documents to which any SPAC Party is or will be a party, nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of any SPAC Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which any SPAC Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such SPAC Party or any of its properties or assets are bound, or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any SPAC Party, except, in the case of any of clauses (ii) through (iv) above, as would not be material to the SPAC Parties taken as a whole.

Section 4.4 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the SPAC Disclosure Schedules (which fees shall, if applicable, be subject to Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any SPAC Party or any of its Affiliates for which any SPAC Party has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of either SPAC Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective, when the Registration Statement/Proxy Statement is mailed to the Pre-Closing SPAC Stockholders or at the time of the SPAC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact nor omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Capitalization.

(a) The authorized capital stock of SPAC consists of (i) 60,000,000 shares of Class A Common Stock, (ii) 10,000,000 shares of Class B Common Stock, and (iii) 1,000,000 shares of preferred stock, in each case, par value $0.0001 per share. As of the date of this Agreement, (A) 18,385,000 shares of Class A Common Stock and 4,596,250 shares of Class B Common Stock are issued and outstanding (which includes 17,500,000 shares subject to Redemption Rights), all of which are validly issued, fully paid and non-assessable, and (B) no shares of SPAC Common Stock are held in the treasury of SPAC.

(b) Except for this Agreement, the Ancillary Documents or the transactions contemplated hereby and thereby, or as mutually agreed to by the Parties, there are no outstanding (i) equity appreciation, phantom equity or profit participation rights, or (ii) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that would require SPAC, and, except as expressly contemplated by this Agreement, the Ancillary Documents or as mutually agreed in writing by the Parties, there is no obligation of SPAC, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of SPAC. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of SPAC Equity Securities to which SPAC, the Sponsor or, to SPAC’s knowledge, any other Person is a party.

(c) The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which SPAC is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by SPAC free and clear of all Liens (other than transfer restrictions under applicable Securities Laws). As of the date of this Agreement, SPAC has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.

(d) Section 4.6(d) of the SPAC Disclosure Schedules sets forth a list of all Indebtedness of SPAC as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement and the debtor and the creditor thereof.

Section 4.7 SEC Filings. SPAC has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “SPAC SEC Reports”), and, through the Closing, will file or furnish all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they may be supplemented, modified or amended after the time of filing, but excluding the Registration Statement/Proxy Statement, the “Additional SPAC SEC Reports”). Each of the SPAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied in all material respects, and each of the Additional SPAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that supersedes the initial filing, will comply in all material respects, with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the SPAC SEC Reports or the Additional SPAC SEC Reports; provided that, for purposes of the Additional SPAC SEC Reports, the representation and warranty in this sentence is subject to the representation and warranty set forth in Section 3.23 being true and correct in all respects with respect to all information supplied by or on behalf of the Company expressly for inclusion or incorporation by reference therein. As of their respective dates of filing, the SPAC SEC Reports did not (a) contain any untrue statement of a material fact, or (b) omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading in any material respect. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SPAC SEC Reports.

Section 4.8 Trust Account. As of the date of this Agreement, SPAC has an amount in cash in the Trust Account equal to at least $13,800,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of one hundred eighty-five (185) days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated October 5, 2021, between SPAC and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate agreements, side letters or other understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect or, to SPAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing SPAC Stockholders who shall have elected to redeem their Class A Common Stock pursuant to the Governing Documents of SPAC, or (iii) if SPAC fails to complete a business combination within the allotted time period set forth in the Governing Documents of SPAC and liquidates the Trust Account, subject to the terms of the Trust Agreement, SPAC (in limited amounts to permit SPAC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of SPAC) and then the Pre-Closing SPAC Stockholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of SPAC and the Trust Agreement. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of SPAC, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes, or (B) to the Pre-Closing SPAC Stockholders who have elected to redeem their Class A Common Stock pursuant to the Governing Documents of SPAC, each in accordance with the terms of and as set forth in the Trust Agreement, SPAC shall have no further obligation under either the Trust Agreement or the Governing Documents of SPAC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9 Transactions with Affiliates. Section 4.9 of the SPAC Disclosure Schedules sets forth all Contracts between (a) SPAC, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either SPAC or the Sponsor or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “SPAC Related Party”), other than (i) Contracts with respect to a SPAC Related Party’s employment with, or the provision of services to, SPAC entered into in the ordinary course of business, and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 or entered into in accordance with Section 5.10. No SPAC Related Party (A) owns any interest in any material asset used in the business of SPAC, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a client, supplier, lender, partner, customer, lessor, lessee or other material business relation of SPAC or (C) owes any material amount to, or is owed any material amount by, SPAC. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “SPAC Related Party Transactions.”

Section 4.10 Litigation. There is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to SPAC’s knowledge, threatened against any SPAC Party or any of their respective directors or officers that, if adversely decided or resolved, would be material to the SPAC Parties, taken as a whole, and, to SPAC’s knowledge, no facts exist that would reasonably be expected to form the basis for any such Proceeding. None of the SPAC Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any SPAC Party pending against any other Person. There is (and since its organization, incorporation or formation, as applicable, there has been) no (a) settlement or similar agreement that imposes any material ongoing obligation or restriction on SPAC or the operation of its business, and (b) pending or, to SPAC’s knowledge, threatened, audit, examination or investigation by any Governmental Entities in respect of SPAC or any of its directors or officers.

Section 4.11 Compliance with Applicable Law. Each SPAC Party is (and since its incorporation has been) in compliance with all applicable Laws, except as would not be material to the SPAC Parties, taken as a whole.

Section 4.12 Merger Sub Activities. Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its incorporation or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby. Merger Sub does not have any Indebtedness.

Section 4.13 Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) SPAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP, and (ii) SPAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that information relating to SPAC is made known to SPAC’s principal executive officer and principal financial officer by others within SPAC. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(b) Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering, SPAC has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The class of securities representing issued and outstanding Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. There is no Proceeding pending or, to the knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the Class A Common Stock or prohibit or terminate the listing of Class A Common Stock on Nasdaq. SPAC has not taken any action that is designed to terminate the registration of Class A Common Stock under the Exchange Act.

(d) (i) The SPAC SEC Reports contain true and complete copies of the financial statements (including all related notes and schedules thereto) of SPAC (the “SPAC Financial Statements”). The SPAC Financial Statements (A) fairly present in all material respects the financial position of SPAC as at the respective dates thereof, and the results of its operations and cash flows for the respective periods then ended and fairly present, in all material respects, its stockholders’ equity, (B) were prepared in conformity with GAAP applied on a consistent basis during the periods involved, and (C) comply, in all material respects, with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) SPAC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for SPAC’s and its Subsidiaries’ assets. SPAC maintains and, for all periods covered by the SPAC Financial Statements, has maintained, in all material respects in accordance with GAAP and applicable Law, books and records of SPAC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and Liabilities of SPAC.

(f) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC.

(g) Except as set forth on Section 4.13(g) of the SPAC Disclosure Schedules, since its incorporation, neither SPAC (including any employee thereof) nor, to the knowledge of SPAC, SPAC’s independent auditors, has received any written complaint, allegation, assertion or claim that there is, or there has been, (i) a “significant deficiency” in the internal controls over financial reporting of SPAC, (ii) a “material weakness” in the internal controls over financial reporting of SPAC, or (iii) fraud, whether or not material, that involves management or other employees of SPAC who have a role in the internal controls over financial reporting of SPAC.

Section 4.14 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the SPAC Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the SPAC Expenses and any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any stockholder demand or other stockholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (c) set forth or disclosed in the SPAC Financial Statements, (d) that have arisen since the date of the most recent balance sheet included in the SPAC SEC Reports in the ordinary course of business (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (e) either permitted to be incurred pursuant to or incurred in accordance with Section 5.10, or (f) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to SPAC, SPAC does not have any Liabilities.

Section 4.15 Employee Matters. SPAC does not have any current or former employees or other individual independent contractors and consultants (other than those contractors and consultants engaged in the ordinary course of business in connection with the transactions contemplated by this Agreement), and does not maintain, sponsor, contribute to or have any present or future Liability with respect to (other than as a result of the transactions contemplated by this Agreement) any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA). Neither SPAC nor any of its ERISA Affiliates (or any predecessor thereof) has, in the past six (6) years, maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise, including on account of any of its ERISA Affiliate) with respect to (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA). Neither the execution or delivery of this Agreement or any Ancillary Document to which SPAC is or will be a party, the approval of this Agreement by the Pre-Closing SPAC Stockholders, nor the consummation of the transactions contemplated by this Agreement or any Ancillary Document to which SPAC is or will be a party, could (either alone or in combination with any other event) reasonably be expected to result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

Section 4.16 Tax Matters.

(a) Each SPAC Party has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws, and each SPAC Party has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each SPAC Party has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service provider, equity interest holder or other third-party.

(c) No SPAC Party is currently the subject of a Tax audit or examination conducted by a Tax Authority, and no SPAC Party has been informed in writing by a Tax Authority of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) No SPAC Party has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter ruling, technical advice memoranda or similar agreement or ruling has been entered into or issued by any Tax Authority to any SPAC Party which agreement or ruling would be effective after the Closing Date.

(f) None of the SPAC Parties is and none of the SPAC Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for Taxes on any assets of any SPAC Party other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, no SPAC Party has been a distributing corporation nor a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i) No SPAC Party (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was SPAC) or (ii) has any material Liability for the Taxes of any Person (other than the SPAC Parties) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise (other than any Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a SPAC Party does not file a particular type of Tax Return or pay a particular type of Tax that such SPAC Party is or may be required to file such type of Tax Return in or pay such type of Tax to that jurisdiction, which claims have not been resolved or withdrawn.

(k) No SPAC Party is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreement (other than any Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes) and no SPAC Party is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) Each SPAC Party is an income tax resident only in its respective country of formation, and is not managed or controlled outside such country for applicable income Tax purposes, but only to the extent that the failure of this representation to be true could reasonably be expected to give rise to a material Tax liability.

(m) No SPAC Party has a branch, permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized, but only to the extent that the failure of this representation to be true could reasonably be expected to give rise to a material Tax liability.

(n) No SPAC Party will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) deferred revenue or prepaid amount received on or prior to the Closing Date outside of the ordinary course of business.

(o) None of the SPAC Parties (i) knows of any fact or circumstance, nor (ii) has taken or agreed to take any action, that, alone or in combination, could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.17 Investigation; No Other Representations.

(a) Each SPAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of, the Company and its Subsidiaries, and (ii) it has been furnished with or given access to such documents and information about the Company, its Subsidiaries and the Business as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents to which it is or will be a party and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each SPAC Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article III and in the Ancillary Documents and no other representations or warranties of the Company or any other Person, either express or implied, and each SPAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article III and in the Ancillary Documents, (i) neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, and (ii) each SPAC Party hereby disclaims reliance on any other documentation or information.

Section 4.18 [Intentionally omitted].

Section 4.19 Business Activities.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities related to the SPAC’s initial public offering or directed toward the accomplishment of a business combination. Except as set forth in its Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Documents and the transactions contemplated hereby, there is no Contract to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing.

(b) SPAC does not own nor have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Except for this Agreement, the Ancillary Documents and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith and the Unpaid SPAC Expenses) or any Contracts that are exhibits to the SPAC SEC Reports, SPAC is not a party to any Contract with any other Person that (i) obligates SPAC to make payments of $200,000 or more as of the date of this Agreement or (ii) will remain in effect immediately following the Closing and limit the right of the Company to engage in any line of business or in any geographic area in any material respect.

(d) SPAC does not own, lease, license or otherwise occupy any real property. SPAC does not own or license any Intellectual Property Rights.

Section 4.20 Investment Company Act; JOBS Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the Jumpstart Our Business Startups (JOBS) Act.

Section 4.21 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.

(a) NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV OR THE ANCILLARY DOCUMENTS, NONE OF THE SPAC PARTIES NOR ANY OTHER PERSON MAKES, AND EACH SPAC PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY SPAC PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY SPAC PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH SPAC PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

(b) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF THE COMPANY, ARE NOT AND SHALL NOT BE DEEMED TO BE NOR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY SPAC PARTY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, except as expressly contemplated by this Agreement, any Contract disclosed on the Company Disclosure Schedules or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, to reasonably comply with any applicable Pandemic Measures or as expressly consented to in writing by SPAC (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the Business in the ordinary course and in accordance with the mutually agreed-upon budget as set forth on Schedule I attached hereto, and, where applicable, consistent with past practice, in all material respects, and (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Company; provided that in no event shall the Company’s compliance with Section 5.1(b) constitute a breach of this Section 5.1(a); and provided further, that any action taken, or omitted to be taken, by the Company or by the Company Board, to the extent such act or omission is reasonably determined by the Company or the Company Board to be reasonably necessary or advisable to comply with any Pandemic Measures, shall in no event be deemed to constitute a breach of this Section 5.1 (provided, however, (1) that the Company shall give SPAC prior written notice of any such act or omission to the extent reasonably practicable and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause (1), the Company shall instead give such written notice to SPAC promptly after such act or omission, and (2) in no event shall any act or omission taken in accordance with this sentence be deemed to not constitute a breach of Section 5.1 if the act or omission is of the type described in Section 5.1(b)(i), (ii), (iv), (v), (xii), (xiv), (xv) and (xviii)).

(b) Without limiting the generality of the foregoing, during the Interim Period, the Company shall, except as expressly contemplated by this Agreement, pursuant to any Contract disclosed on the Company Disclosure Schedules or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as expressly consented to in writing by SPAC (such consent not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) declare, set aside, or make any non-cash distribution in respect of, any of its issued and outstanding Equity Securities, or repurchase, cancel, redeem, facilitate a capital reduction in respect of or otherwise acquire any of its issued and outstanding Equity Securities or any securities convertible into (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable for its Equity Securities, or offer to do any of these things, other than (A) any redemptions of outstanding Equity Securities held by an employee thereof in connection with such employee’s termination of employment, but solely to the extent such redemption is contemplated pursuant to the terms of such individual’s employment agreement or award agreement(s) issued under a Company Equity Plan and (B) the withholding of Equity Securities to satisfy applicable Tax withholding requirements upon the exercise or vesting of any equity-based compensation award;

(ii) (A) merge, consolidate, combine or amalgamate the Company with any Person, or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Securities in or a substantial portfolio of the assets of, or by any other manner) any corporation, partnership, limited liability company, joint venture, association or other business entity or organization or division thereof;

(iii) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of its Equity Securities or issue any other security in respect of, in lieu of or in substitution for its Equity Securities;

(iv) adopt or propose that its stockholders approve or adopt any amendments, supplements, restatements or modifications to its Governing Documents (except, for the avoidance of doubt, pursuant to the last sentence of Section 5.11);

(v) (A) sell, assign, transfer, convey, abandon, lease, license, allow to lapse or expire or otherwise dispose of any material assets or properties (including the Leased Real Property but excluding Intellectual Property Rights), other than obsolete assets or properties or in the ordinary course of business, or (B) create, subject to or incur any Lien (other than a Permitted Lien) in respect of any material assets or properties (including the Leased Real Property but excluding Intellectual Property Rights);

(vi) other than grants to current and new employees, officers and directors pursuant to Section 5.20 and the Company Equity Plan in the ordinary course and consistent with past practice, transfer, issue, deliver, sell, pledge, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any of its Equity Securities, or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating it to transfer, issue, deliver, sell, pledge, grant or otherwise directly or indirectly dispose of, or subject to a Lien, any of its Equity Securities (in each case, excluding repurchases in connection with termination of employment pursuant to an existing repurchase right);

(vii) incur, create, assume or otherwise become liable for (whether directly, contingently or otherwise), or guarantee for the benefit of another Person, any Indebtedness in excess of $500,000 (other than equipment financing and trade payables incurred in the ordinary course of Business), individually or in the aggregate;

(viii) enter into, materially amend or materially modify, waive any material benefit or right under, novate, assign, assume or terminate or rescind any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms, or entering into additional work orders pursuant to, and in accordance with the terms of, any Material Contract);

(ix) make any loans, advances or capital contributions of money or other property to, or guarantees for the benefit of, or any investments in, any Person in excess of $250,000, individually or in the aggregate, other than (A) the reimbursement of expenses of employees and other service providers in the ordinary course of business, and (B) prepayments and deposits paid to suppliers of the Company in the ordinary course of business;

(x) except pursuant to Section 5.20 and Section 5.21 and as required under the terms of any Employee Benefit Plan or by applicable Law, (A) amend or modify in any material respect, adopt, enter into, or terminate or rescind any material Employee Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be a material Employee Benefit Plan if in effect as of the date of this Agreement, (B) materially increase or agree to increase the compensation benefits or bonus payable, or pay any bonus to, any current or former Key Employee or Contingent Worker, other than, in each case, individual annual and merit-based raises of up to ten percent (10%) in the salary or wages of any such Key Employee or Contingent Worker and bonus payments made in the ordinary course of business and consistent with past practice, as applicable, (C) take any action to accelerate any material payment, right to payment or benefit, or the vesting or funding of any payment, right to payment or benefit, payable or to become payable to any current or former Key Employee or Contingent Worker, (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former Key Employee, (E) increase the severance or change in control pay or benefits of any current or former executive director, manager, officer or employee, or (F) hire or terminate (other than for cause) or furlough the employment of any Key Employee (or person who would be a Key Employee, were he or she hired by the Company), or terminate any group of employees if such group termination, when taken alone, would trigger the WARN Act;

(xi) enter into, assume, assign, amend any material term of or terminate (excluding any expiration in accordance with its terms) any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which it is a party or by which it is bound, other than in the ordinary course of business consistent with past practice;

(xii) make, change or revoke any material Tax election or material Tax accounting method, file any material Tax Return in a manner materially inconsistent with past practice, amend any material Tax Return, enter into any agreement with a Governmental Entity with respect to a material amount of Taxes, settle or compromise any claim or assessment by a Governmental Entity in respect of any material amount of Taxes, surrender any right to claim a refund of a material amount of Taxes, consent to any extension or waiver of the statutory period of limitation applicable to any material Tax claim or assessment (other than an extension or waiver that arises pursuant to an extension to file a Tax Return obtained in the ordinary course of business), or enter into any Tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(xiii) waive, release, compromise, settle or satisfy any pending or threatened claim or compromise or settle any Liability, whether by Contract or otherwise, the performance of which would, at any time (A) involve the payment of more than $500,000 in the aggregate, (B) impose any material, non-monetary obligations on it (or SPAC or any of its Affiliates after the Closing), (C) require it to accept or concede material injunctive relief or (D) involve a Governmental Entity or alleged criminal wrongdoing;

(xiv) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

(xv) change the Company’s accounting principles, policies, procedures, practices or methods in any material respect, or make any change which would materially affect the reported consolidated assets, liabilities or results of operations of the Company, other than changes that are made in accordance with GAAP or PCAOB standards;

(xvi) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement;

(xvii) enter into any Contract or other arrangement that materially restricts its or its Affiliates’ ability to engage or compete in any material line of business or enter into a new material line of business;

(xviii) make any capital expenditure that in the aggregate exceeds $500,000;

(xix) voluntarily fail to maintain in full force and effect material insurance policies covering it and its Affiliates and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xx) enter into any transaction or amend in any material respect any existing Contract with any Company Related Party excluding, to the extent permitted under Section 5.1(b)(x), ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses;

(xxi) sell, assign, transfer, convey, abandon, lease, license, or otherwise dispose of, or create or incur any Lien (other than Permitted Liens) on, any material Intellectual Property Rights, except granting non-exclusive licenses pursuant to material transfer agreements, contract research agreements, clinical trial agreements, or services or supply agreements in which research, development, clinical trials, or supply or other services are being performed for the Company or other Contracts containing non-exclusive licenses, in each case, that are entered into by the Company in the ordinary course of business and where the grant of rights to use any such Intellectual Property Rights are incidental, and not material to, any performance under each such agreement;

(xxii) allow to lapse or expire or fail to take any action necessary to maintain any Intellectual Property Rights, except with respect to Intellectual Property rights that in the reasonable judgment of management of the Company are immaterial to the business of the Company; or

(xxiii) enter into any Contract to take or cause to be taken, or otherwise become obligated to take or cause to be taken, any of the actions set forth in this Section 5.1.

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall (i) give SPAC, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing, or (ii) prohibit, or otherwise restrict the ability of, the Company from using, paying or discharging any Indebtedness, Company Expenses or Liabilities of the Company.

Section 5.2 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective, as promptly as reasonably practicable, the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the Closing conditions set forth in Article VI and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to solicit proxies in connection with the SPAC Stockholder Approval, and (iii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements, (iv) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including, from and after the Effective Time, SPAC) and (v) making all such filings with and obtaining all such approvals of Nasdaq to permit Class A Common Stock to be issued in accordance with this Agreement to be listed on Nasdaq). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The costs incurred in connection with obtaining such Consents, including the HSR Act filing fee, shall be borne by SPAC; provided, however, that each Party shall, subject to Section 8.6, bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (A) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within ten (10) Business Days) following the date of this Agreement, and (B) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. SPAC shall promptly inform the Company of any communication between any SPAC Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform SPAC of any communication between the Company or any of its Affiliates, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of SPAC and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (1) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities, (2) terminate, amend or assign existing relationships and contractual rights or obligations, including licenses, or (3) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party, except with SPAC’s and the Company’s prior written consent.

(b) During the Interim Period, and unless prohibited by applicable Law, the SPAC Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any SPAC Party) or SPAC (in the case of the Company) a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any SPAC Party, the Company, or, in the case of the Company, SPAC, in advance. The Parties agree to consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with judicial proceedings under or relating to the HSR Act or any Foreign Antitrust Law.

(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article V that is intended to specifically address certain subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d) Without limiting the generality of this Section 5.2, SPAC will (and shall cause the Sponsor to) use reasonable best efforts to cause the satisfaction of the condition set forth in Section 6.3(c), which may include, during the Interim Period and subject to applicable Law, using commercially reasonable efforts to obtain (i) from Persons who have not previously entered into a Subscription Agreement on the date hereof, Subscription Agreements (ii) from all Pre-Closing SPAC Stockholders who have not previously entered into a Non-Redemption Agreement on the date hereof, Non-Redemption Agreements, and (iii) a partial cancellation or reduction in the amount of SPAC Expenses.

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference, mutatis mutandis. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b) During the Interim Period, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to SPAC and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Company (in a manner so as to not interfere with the normal business operations of the Company or, in light of COVID-19 or any Pandemic Measures, jeopardize the health or safety of any employee of the Company (which may require remote and telephonic meetings)). Notwithstanding the foregoing, the Company shall not be required to provide, nor cause to be provided, to SPAC or any of its Representatives any information (i) if, and to the extent, doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secrets, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law, and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and any SPAC Party or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c) During the Interim Period, upon reasonable advance written notice, SPAC shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the SPAC Parties (in a manner so as to not interfere with the normal business operations of the SPAC Parties or, in light of COVID-19 or any Pandemic Measures, jeopardize the health or safety of any employee of the SPAC Parties (which may require remote and telephonic meetings)). Notwithstanding the foregoing, SPAC shall not be required to provide, or cause to be provided, to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any SPAC Party is subject, (B) result in the disclosure of any trade secrets, (C) violate any legally binding obligation of any SPAC Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any SPAC Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), SPAC shall use, and shall cause the other SPAC Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law, and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a SPAC Party, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that SPAC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(d) The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person.

Section 5.4 Public Announcements.

(a) Subject to this Section 5.4(a), Section 5.7 and Section 5.8, none of the Parties nor any of their respective Representatives or Affiliates shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and SPAC or, after the Closing, SPAC; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall, where permitted under applicable Law and feasible with regard to any time limits imposed thereby in relation to making such announcement or other communication, use reasonable best efforts to consult with the Company, if the disclosing party is any SPAC Party, or with SPAC, if the disclosing party is the Company, prior to making such announcement or other communication, to review such announcement or communication and to give such non-disclosing party the opportunity to comment thereon, in which case the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall, where permitted under applicable Law and feasible with regard to any time limits imposed thereby in relation to making such announcement or other communication, use reasonable best efforts to consult with SPAC prior to making such announcement or other communication and to consider any comments of SPAC thereon in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4, and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the SPAC Parties, the Sponsor and their respective Representatives may provide general information about the subject matter of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and SPAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement. Promptly after the execution of this Agreement, SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and SPAC shall consider such comments in good faith. The Company, on the one hand, and SPAC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), SPAC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release, a description of the Closing and the required pro forma financial statements and the historical financial statements prepared by the Company and its accountants, in each case, as required by Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and SPAC shall consider such comments in good faith. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

(c) In the event that Section 5.4(a) conflicts with Section 5.4(b), then Section 5.4(b) shall govern and control solely to the extent of such conflict.

Section 5.5 Tax Matters.

(a) Each of the Parties intends that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code. Each Party shall, and shall cause its respective Affiliates to, file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the Intended Tax Treatment unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state or local law), that is final.

(b) Each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Affiliates not to) take any action, nor knowingly fail to take any action, whether before or after the Effective Time, where such action or failure could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. Each Party shall promptly notify the other Parties in writing if, before the Closing Date, such Party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate such qualification). Without limiting the generality of the foregoing and notwithstanding anything to the contrary herein, if, after the date hereof but prior to the time at which the Company Stockholder Written Consent has been obtained, SPAC and the Company mutually determine in good faith that the Merger is not reasonably expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use reasonable best efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify, including by adding a second merger to take place immediately after the Merger whereby the surviving company in the Merger would merge with and into a new limited liability company that is a wholly-owned Subsidiary of SPAC (“Newco”), with Newco being the surviving company in such merger.

(c) The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), for purposes of Sections 354, 361 and 368 of the Code.

(d) The Parties shall cooperate fully, as and to the extent reasonably requested by each of them, in connection with the filing or amendment of any Tax Returns or any audit or other proceeding with respect to Taxes of the Surviving Corporation, and with each other and their respective counsel to document and support the Tax treatment of the Merger in a manner consistent with the Intended Tax Treatment, including by providing reasonable and customary factual support letters.

(e) If, in connection with the preparation and filing of the Registration Statement/Proxy Statement, the SEC requests or requires that a tax opinion be prepared and submitted in such connection, the SPAC Parties and the Company shall deliver to applicable Tax counsel customary Tax representation letters reasonably satisfactory to such Tax counsel, dated and executed by an authorized officer as of the date the Registration Statement/Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such Tax counsel in connection with the preparation and filing of the Registration Statement/Proxy Statement.

Section 5.6 Exclusive Dealing.

(a) During the Interim Period, the Company shall not, and shall direct its Representatives and Affiliates not to, directly or indirectly (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal, (ii) furnish or disclose any non-public information to any Person (other than to the Parties and their respective Representatives) in connection with, or that would reasonably be expected to lead to, a Company Acquisition Proposal, (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal, (iv) other than in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, prepare or take any steps in connection with a public offering of any Equity Securities of the Company (or any Affiliate or successor of the Company), or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

(b) The Company shall (i) notify SPAC promptly upon receipt of any Company Acquisition Proposal by the Company, describing the terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Person(s) making such Company Acquisition Proposal, unless the Company is bound by any confidentiality obligation entered into prior to the date hereof prohibiting the disclosure of such identity), and (ii) keep SPAC reasonably informed on a reasonably current basis of any modifications to such offer or information.

(c) During the Interim Period, the SPAC Parties shall not, and each of them shall direct their Representatives not to, directly or indirectly (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal, (ii) furnish or disclose any non-public information to any Person (other than to the Parties and their respective Representatives) in connection with, or that would reasonably be expected to lead to, a SPAC Acquisition Proposal, (iii) enter into any Contract or other arrangement or understanding regarding a SPAC Acquisition Proposal, (iv) other than in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, prepare or take any steps in connection with an offering of any securities of any SPAC Party (or any Affiliate or successor of any SPAC Party), or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

(d) SPAC agrees to (A) notify the Company promptly upon any SPAC Party obtaining any SPAC Acquisition Proposal, and to describe the terms and conditions of any such SPAC Acquisition Proposal in reasonable detail (including the identity of any Person making such SPAC Acquisition Proposal), and (B) keep the Company reasonably informed on a reasonably current basis of any modifications to such offer or information.

Section 5.7 Preparation of Registration Statement/Proxy Statement. As promptly as practicable following the date of this Agreement, (a) SPAC and the Company shall jointly prepare and SPAC shall file with the SEC, mutually acceptable materials which shall include the proxy statement/prospectus (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the Pre-Closing SPAC Stockholders soliciting proxies from such stockholders to obtain the SPAC Stockholders Approval at the SPAC Stockholders Meeting, and (b) SPAC shall prepare and file with the SEC a registration statement on Form S-4 or such other applicable form, in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of, to the extent permitted by the rules and regulations promulgated by the SEC, the Class A Common Stock issuable in connection with the Merger (together with the Proxy Statement/Prospectus, the “Registration Statement/Proxy Statement”). Any lodgement or filing fees in connection with the filing of the Registration Statement/Proxy Statement with the SEC shall be borne by SPAC. Each of SPAC and the Company shall use its reasonable best efforts to (i) cause the Registration Statement/Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Company, by the provision of audited financial statements (in accordance with PCAOB standards) of, and any other information with respect to, the Company for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC) and using reasonable best efforts to cause the Company’s auditors to deliver the required audit opinions and consents, and (ii) promptly notify the other Party of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; and SPAC shall use its reasonable best efforts to (A) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC, and (B) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. SPAC, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information or representations concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of SPAC to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement and the Ancillary Documents, including, for the avoidance of doubt, the Company providing for the Registration Statement/Proxy Statement its audited consolidated balance sheets as of December 31, 2022, and December 31, 2021, and its related consolidated statements of income (loss), changes in shareholders’ equity and cash flows for the fiscal years then ended, audited in accordance with applicable PCAOB auditing standards (the “Additional Company Financial Statements”), its unaudited consolidated balance sheet as of March 31, 2023, and the related unaudited consolidated statement of operations and comprehensive loss for the fiscal year-to-date period then ended, and necessary pro forma financial statements. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement, then (1) such Party shall promptly inform, in the case of any SPAC Party, the Company, or, in the case of the Company, SPAC thereof, (2) such Party shall prepare and mutually agree upon with, in the case of SPAC, the Company, or, in the case of the Company, SPAC (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement/Proxy Statement, (3) SPAC shall promptly file such mutually agreed-upon amendment or supplement with the SEC, and (4) the Parties shall reasonably cooperate, if appropriate, in promptly mailing such amendment or supplement to the Pre-Closing SPAC Stockholders. The Proxy Statement/Prospectus shall include materials for the adoption and approval by the Pre-Closing SPAC Stockholders of (i) the New ESPP, and (ii) the New Equity Incentive Plan. SPAC shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement/Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Class A Common Stock for offering or sale in any jurisdiction, and SPAC and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties hereto shall use reasonable best efforts to ensure that none of the information related to it nor any of its Representatives, supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will, at the time the Registration Statement/Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 SPAC Stockholder Approval.

(a) As promptly as reasonably practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, SPAC shall (a) establish the record date for, duly call, give notice of, and (b) in any case within thirty (30) days of such effectiveness, duly convene and hold a meeting of its stockholders (the “SPAC Stockholders Meeting”) in accordance with the Governing Documents of SPAC, for the purposes of obtaining the SPAC Stockholder Approval and, if applicable, any approvals related thereto, and providing its stockholders with the opportunity to elect to effect a SPAC Stockholder Redemption. Except as required by applicable Law, SPAC shall, through the unanimous approval of its board of directors, recommend to its stockholders (the “SPAC Board Recommendation”): (i) the adoption and approval of this Agreement and each Ancillary Document to which SPAC is a party and the transactions contemplated hereby and thereby (including the Merger), (ii) the adoption and approval of the issuance of Class A Common Stock in connection with the transactions contemplated by this Agreement, as required by Nasdaq listing requirements, (iii) the adoption and approval of the Required Governing Document Proposals, (iv) the adoption of the New Equity Incentive Plan and the New ESPP, (v) the election of directors to be nominated in accordance with Section 5.16, (vi) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto, (vii) the adoption and approval of each other proposal reasonably agreed by SPAC and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, and (viii) the adoption and approval of a proposal for the adjournment of the SPAC Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (viii) together, the “Required Transaction Proposals”); provided that SPAC may postpone or adjourn the SPAC Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the SPAC Stockholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that SPAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing SPAC Stockholders prior to the SPAC Stockholders Meeting, or (D) if the holders of Class A Common Stock have elected to redeem a number of shares of Class A Common Stock as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(c) not being satisfied; provided that, without the consent of the Company, (i) SPAC may only adjourn the SPAC Stockholders Meeting two (2) times, and (ii) in no event shall SPAC adjourn the SPAC Stockholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. Except as required by applicable Law, the recommendation of the SPAC Board contemplated by the preceding sentence shall be included in the Registration Statement/Proxy Statement.

(b) Notwithstanding the foregoing, if the SPAC Board, after consultation with its legal counsel, determines in good faith that failure to withdraw or modify the SPAC Board Recommendation would be a breach of the SPAC Board’s fiduciary duties to its stockholders under applicable Law, then the SPAC Board may withdraw or modify the SPAC Board Recommendation (any such action, a “Change in Recommendation”) as long as SPAC, to the extent reasonably practicable and permissible under applicable Law, provides the Company with at least forty-eight (48) hours’ advance written notice of such withdrawal or modification; provided that any such Change in Recommendation shall not affect SPAC’s obligations under this Section 5.8 to call and give notice of, use reasonable best efforts to convene and hold, the SPAC Stockholders Meeting and submit for the approval of the stockholders of SPAC the Required Transaction Proposals.

Section 5.9 Merger Sub Stockholder Approval. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, SPAC, as the sole stockholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 5.10 Conduct of Business of SPAC. During the Interim Period, SPAC shall operate in the ordinary course in all material respects and not, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the PIPE Financing), as required by applicable Law, as set forth on Section 5.10 of the SPAC Disclosure Schedules, to reasonably comply with any applicable Pandemic Measures or as expressly consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed if such matter is in furtherance of the transactions contemplated by this Agreement or any Ancillary Document), do any of the following:

(a) seek an approval from the Pre-Closing SPAC Stockholders, or otherwise adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of any SPAC Party or any of their Subsidiaries;

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any issued and outstanding Equity Securities of SPAC or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any issued and outstanding Equity Securities of SPAC or any of its Subsidiaries, as applicable;

(c) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d) incur, create, guarantee or assume (whether directly, contingently or otherwise) any Indebtedness, except for Indebtedness for borrowed money in an amount not to exceed $1,000,000 in the aggregate;

(e) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, SPAC or any of its Subsidiaries;

(f) issue any Equity Securities of SPAC or any of its Subsidiaries or grant any options, warrants or stock appreciation rights with respect to Equity Securities of SPAC or any of its Subsidiaries;

(g) enter into, renew, modify or revise any SPAC Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a SPAC Related Party Transaction), other than the entry into any Contract with a SPAC Related Party with respect to the incurrence of Indebtedness permitted by Section 5.10(d);

(h) engage in any activities or business, or incur any material Liabilities, other than with respect to any activities, business or Liabilities that are (i) either otherwise permitted under this Section 5.10 (including, for the avoidance of doubt, any activities, business or Liabilities contemplated by, or Liabilities incurred in connection with, or that are otherwise incidental or attendant to, this Agreement or any Ancillary Document, the performance of any covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby) or in accordance with or consented to by the Company pursuant to this Section 5.10, (ii) in connection with or incidental or related to its continuing corporate (or similar) existence or it being (or continuing to be) a public company listed on Nasdaq, or (iii) which are administrative or ministerial in nature and, in the case of this clause (iii), which are not material;

(i) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving SPAC or its Subsidiaries;

(j) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement;

(k) make, change or revoke any material Tax election or material Tax accounting method, file any material Tax Return in a manner materially inconsistent with past practice, amend any material Tax Return, enter into any agreement with a Governmental Entity with respect to a material amount of Taxes, settle or compromise any claim or assessment by a Governmental Entity in respect of any material amount of Taxes, surrender any right to claim a refund of a material amount of Taxes, consent to any extension or waiver of the statutory period of limitation applicable to any material Tax claim or assessment (other than an extension or waiver that arises pursuant to an extension to file a Tax Return obtained in the ordinary course of business), or enter into any Tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(l) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Proceeding);

(m) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices except changes that are made (i) in accordance with PCAOB standards, or (ii) as required by any Securities Law or any Order, directive, guideline, recommendation, statement, comment or guidance issued, passed, approved, published, promulgated or released by, the SEC, following reasonable prior consultation with the Company;

(n) make or permit to be made any distribution of amounts held in the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement);

(o) create any new Subsidiary;

(p) (A) merge, consolidate, combine or amalgamate with any Person, or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Securities in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, limited liability company, joint venture, association or other business entity or organization or division thereof; or

(q) enter into any Contract to take, or cause to be taken, or otherwise become obligated to take or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of SPAC, and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, SPAC from using the funds held by SPAC outside the Trust Account to pay any SPAC Expenses or any Liabilities of SPAC or from otherwise distributing or paying over any funds held by SPAC outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing; provided, that prior to any distribution or payment of any funds to the Sponsor or any of its Affiliates pursuant to the foregoing sentence, SPAC shall cause any Indebtedness of SPAC payable or owing to the Sponsor or any of its Affiliates to be paid in full and discharged with no further Liability or obligation of SPAC.

Section 5.11 Nasdaq Listing. From the date hereof through the Effective Time, SPAC shall ensure SPAC remains listed as a public company on Nasdaq. SPAC shall use its reasonable best efforts to, as promptly as reasonably practicable after the date of this Agreement (and in any event, as of immediately prior to or at the Effective Time), (a) cause the Class A Common Stock issuable in accordance with this Agreement to be approved for listing on Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance prior to the Effective Time, (b) satisfy any applicable initial and continuing listing requirements of Nasdaq, (c) cause the name of SPAC to be changed to “CERo Therapeutics Holdings, Inc.” with effect from the Closing Date, and (d) cause the ticker under which the Class A Common Stock is listed for trading on Nasdaq to be changed to “CERO” and have the Class A Common Stock listed for trading with such trading ticker. If the Company’s name is required to be changed by applicable Law in order to give effect to the foregoing clause (c), then the Company shall use commercially reasonable efforts to do so in as prompt a manner as practicable.

Section 5.12 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI and provision of notice thereof to the Trustee, (a) at the Closing, SPAC shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the SPAC’s public stockholders pursuant to the SPAC Stockholder Redemption, (B) pay the amounts due to the underwriters of SPAC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to SPAC in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13 Company Stockholder Approval. As promptly as reasonably practicable (and in any event within five (5) Business Days) following the date that the Registration Statement/Proxy Statement becomes effective (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to SPAC a true and correct copy of a written consent (in form and substance reasonably satisfactory to SPAC) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) that is duly executed by the Company Stockholders that hold at least the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL and the Company’s Governing Documents (the “Company Stockholder Written Consent”). The Company shall recommend to the Company Stockholders the approval and adoption of this Agreement and the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 5.14 SPAC Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability or exculpation now existing in favor of the directors and officers of each SPAC Party, as provided in the applicable SPAC Party’s Governing Documents in effect as of immediately prior to the Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years, and (ii) SPAC will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, SPAC shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable SPAC Party’s Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the SPAC Parties’ Governing Documents or in other applicable agreements in effect as of immediately prior to the Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time or at any time prior to such time, were directors or officers of any SPAC Party (the “SPAC D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Effective Time by reason of the fact that such SPAC D&O Person was a director or officer of any SPAC Party prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law. If any claims are made or asserted within such six (6)-year period, all rights in respect of any such claims will continue until the full disposition of all such claims.

(b) SPAC shall not have any obligation under this Section 5.14 to any SPAC D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such SPAC D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) SPAC shall purchase at or prior to Closing and maintain in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the SPAC Parties as of the date of this Agreement with respect to any acts, errors or omissions occurring on or prior to the Effective Time

(the “SPAC D&O Tail Policy”). Such “tail” policy or policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under SPAC’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that SPAC shall not be required to pay a premium for such “tail” policy or policies in excess of three hundred seventy-five percent (375%) of the most recent premium paid by SPAC prior to the date of this Agreement and, if the requisite cover is not available for such a premium, SPAC shall purchase the maximum coverage available for three hundred seventy-five percent (375%) of the most recent premium paid by SPAC prior to the date of this Agreement.

(d) If, following the Closing, SPAC (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of SPAC shall assume all of the obligations set forth in this Section 5.14.

(e) The SPAC D&O Persons entitled to the advancement, indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of SPAC.

Section 5.15 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability or exculpation now existing in favor of the directors and officers of the Company, as provided in any indemnification agreements or in the Company’s Governing Documents in effect as of immediately prior to the Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years, and (ii) SPAC will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, SPAC shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the Company’s Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the Company’s Governing Documents or in other applicable agreements in effect as of immediately prior to the Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time or at any time prior to such time, were directors or officers of the Company (the “Company D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Effective Time by reason of the fact that such Company D&O Person was a director or officer of the Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law. If any claims are made or asserted within such six (6)-year period, all rights in respect of any such claims will continue until the full disposition of all such claims.

(b) Neither the SPAC nor the Company shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall purchase, at or prior to the Effective Time, and SPAC shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company immediately prior to the Effective Time with respect to any acts, errors or omissions occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such Company D&O Tail Policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s directors’ and officers’ liability insurance policies in effect immediately prior to the Effective Time; provided that the Company shall not be required to pay a premium for such “tail” policy or policies in excess of three hundred seventy-five percent (375%) of the most recent premium paid by the Company prior to the Effective Time and, if the requisite cover is not available for such a premium, the Company shall purchase the maximum coverage available for three hundred seventy-five percent (375%) of the most recent premium paid by the Company prior to the Effective Time. Notwithstanding the foregoing in this Section 5.15(c), the Company in its sole discretion, in lieu of purchasing the Company D&O Tail Policy, may choose to maintain (and if so chosen, SPAC shall maintain or cause to be maintained) for a period of six (6) years after the Closing, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company immediately prior to the Effective Time with respect to any acts, errors or omissions occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s directors’ and officers’ liability insurance policies immediately prior to the Effective Time.

(d) If, following the Closing, SPAC (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of SPAC shall assume all of the obligations set forth in this Section 5.15.

(e) The Company D&O Persons entitled to the advancement, indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of SPAC.

Section 5.16 Post-Closing Directors and Officers.

(a) SPAC and the Company shall take, or cause to be taken, all actions as may be necessary or appropriate such that effective immediately after the Effective Time, the SPAC Board shall consist of no fewer than five (5) directors, including such number of independent directors (for purposes of the Exchange Act and the rules promulgated thereunder) as may be required by Nasdaq, of which independent directors, at least one shall meet the “financial expert” requirements of Nasdaq (the “IFE Directors”). The members of the SPAC Board are the Persons determined in accordance with Section 5.16(b), Section 5.16(c) and Section 5.16(d), and such other directors mutually approved by SPAC and the Company that satisfy the requirements hereof and of applicable Law. The members of the compensation committee, audit committee and nominating committee of the SPAC Board are the Persons determined in accordance with Section 5.16(d). The Officers are the Persons determined in accordance with Section 5.16(e). In the event that the Parties determine to have a “classified board” (as defined by Nasdaq), the class of each director shall be determined by mutual agreement between SPAC and the Company.

(b) The individual identified on Section 5.16(b) of the Company Disclosure Schedules shall be a director on the SPAC Board immediately after the Effective Time (the “Company Designee”). SPAC shall take all such action within its power as may be necessary or appropriate (including, as applicable, (i) by including the applicable Company Designee’s name on the recommended slate of directors that are up for election at SPAC’s annual meeting of stockholders in SPAC’s proxy statement to its stockholders containing proposals for consideration by stockholders at such meeting and (ii) nominating the Company Designee for election to the SPAC Board) to give effect to the Company’s director designations (and its own designations, pursuant to Section 5.16(c)) as of immediately after the Effective Time.

(c) Notwithstanding the Company’s designation rights under Section 5.16(b), the individuals identified on Section 5.16(c) of the SPAC Disclosure Schedules, who shall be nominated by the Sponsor, shall be directors on the SPAC Board immediately after the Effective Time (the “SPAC Designees”).

(d) Following the date of this Agreement, and no later than 20 days prior to the effectiveness of the Registration Statement/Proxy Statement, the Company and SPAC (on behalf of the Sponsor) shall, subject to applicable listing rules of Nasdaq and applicable Law, consult with each other and agree as to the members of the SPAC Board, as constituted immediately after the Effective Time, who shall be the members of the compensation committee, audit committee and nominating committee of the SPAC Board immediately after the Effective Time; provided, however, that the audit committee shall contain at least one (1) IFE Director.

(e) The Persons identified on Section 5.16(e)of the Company Disclosure Schedules shall be the officers of the SPAC (the “Officers”) immediately after the Effective Time, with each such individual holding the title set forth opposite his or her name. SPAC shall take all such action within its power as may be necessary or appropriate to effectuate the appointment of such Officers.

(f) At or prior to the Closing, SPAC will (i) purchase a policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of the SPAC Designees, the Company Designee and the Officers with respect to any acts, errors or omissions occurring on or following the Effective Time that shall provide coverage on terms (with respect to coverage and amount) that are no less advantageous, in the aggregate, than the coverage and terms provided by a policy held by a Person similarly situated to SPAC (after giving effect to the Closing), and (ii) provide the SPAC Designees, the Company Designee and the Officers with and, subject to the entry into the same by the SPAC Designees, the Company Designee and the Officers, will enter into a director indemnification agreement with such individuals, in form and substance reasonably satisfactory to the Parties.

(g) Notwithstanding anything in this Section 5.16 to the contrary, in the event that any Person identified, nominated, designated, elected or appointed pursuant to this Section 5.16 is unwilling or unable (whether due to death, disability or otherwise) to serve, then, no later than the later of (i) twenty (20) days prior to the effectiveness of the Registration Statement/Proxy Statement or (ii) five (5) Business Days after the Party who so identified, nominated or designated such Person becomes aware of such unwillingness or inability of such Person to serve, such Person may, subject to applicable listing rules of Nasdaq and applicable Law and the consent of the other Party (such consent not to be unreasonably delayed, withheld or conditioned), replace such individual with another individual in accordance with the other provisions of this Section 5.16.

Section 5.17 PIPE Subscriptions.

(a) Without the prior written consent of the Company (such consent not to be unreasonably delayed, withheld or conditioned), SPAC shall not (other than changes that are solely ministerial) permit any amendment or modification to be made to, permit any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, after the execution and delivery thereof and other than any assignment or transfer expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision). Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements have been satisfied, SPAC shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein. Without limiting the generality of the foregoing, SPAC shall give the Company prompt written notice (a) of any requested amendment to any Subscription Agreement, (b) of any breach or default, to the knowledge of SPAC, by any party to any Subscription Agreement, (c) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, or to the knowledge of SPAC, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement, and (d) if SPAC does not expect to receive all or any portion of the applicable purchase price under any Investor’s Subscription Agreement in accordance with its terms.

(b) Notwithstanding any other provision of this Agreement, SPAC agrees, for the benefit of the Company, to take all necessary, legally available steps to enforce against any Investor the terms of that Investor’s Subscription Agreement if the Investor is in material breach of its obligations thereunder, including any breach caused by the Investor’s failure to fund its Subscription Amount (as defined in its Subscription Agreement) at the time and in the amount required pursuant to its Subscription Agreement.

Section 5.18 Expense Statement. At least three (3) Business Days prior to the contemplated Closing Date, SPAC and the Company shall each deliver to the other a written statement setting forth a complete and accurate schedule of its good faith estimate of, in respect of SPAC, each Unpaid SPAC Expense, and in respect of the Company, each Unpaid Company Expense, as of the Closing Date.

Section 5.19 Transaction Litigation. During the Interim Period, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other promptly after learning of any stockholder demand (or threat thereof) or other stockholder Proceeding, claim, investigation, examination or inquiry, whether or not before any Governmental Entity (including derivative claims), relating to this Agreement, or any of the transactions contemplated hereby (collectively, “Transaction Litigation”) commenced or, to the knowledge of SPAC or to the knowledge of the Company, as applicable, threatened in writing against (a) in the case of SPAC, SPAC, any of SPAC’s Affiliates or any of their respective Representatives or stockholders (in their capacity as such), or (b) in the case of the Company, the Company, any of the Company’s Affiliates or any of their respective Representatives or stockholders (in their capacity as such). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other with respect to any Transaction Litigation; provided, however, that in no event shall (x) the Company, any of the Company’s Affiliates or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed) or (y) SPAC, any of SPAC’s Affiliates or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.19 conflicts with Section 2.8, then Section 2.8 shall govern and control solely to the extent of such conflict.

Section 5.20 Grant of RSUs Under New Equity Incentive Plan. On or as soon as practicable following the filing of an effective registration statement on Form S-8 (or other applicable form) with respect to the Class A Common Stock issuable under the New Equity Incentive Plan, SPAC will grant to certain Persons the number of restricted stock units with respect to SPAC Common Stock (“RSUs”) in an amount and upon certain vesting terms as agreed upon between the Parties, provided in each case that such person remains in a continuous service relationship with SPAC or the Company at each applicable vesting date, other than as provided for in an agreement between the Company and the RSU holder (collectively, the “Closing RSU Awards”).

Section 5.21 Employee Matters. Prior to the Closing, the SPAC Board will approve and adopt the New Equity Incentive Plan and the New ESPP, subject to the SPAC Stockholder Approval and, subject to shareholders having approved the New Equity Incentive Plan, on or as soon as practicable following the filing of an effective registration statement on Form S-8 (or other applicable form) with respect to the Class A Common Stock issuable under the New Equity Incentive Plan, the SPAC Board will approve the Closing RSU Awards.

Section 5.22 [Intentionally omitted].

Section 5.23 Company Lock-Up Agreements. During the Interim Period and subject to applicable Law, the Company will use commercially reasonable efforts to obtain from all Company Stockholders, who have not previously entered into a Company Lock-Up Agreement on the date hereof, Company Lock-Up Agreements prior to the Closing.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED

BY THIS AGREEMENT

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate, or cause to be consummated, the transactions contemplated by this Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists, of the following conditions:

(a) each applicable waiting period (and any extensions thereof, or any timing agreements, understandings or commitments obtained by request or other action of the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice, as applicable) or Consent under the HSR Act shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(b) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement (including the Closing) shall exist, and the Parties shall act reasonably and in good faith and consult each other when assessing the application of any such restraint or prohibition;

(c) the Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Company Stockholder Written Consent shall have been obtained;

(e) the SPAC Stockholder Approval shall have been obtained;

(f) SPAC’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, SPAC shall be able to satisfy any applicable initial and continuing listing requirements of Nasdaq, and SPAC shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Class A Common Stock (including the Class A Common Stock to be issued hereunder) shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof; and

(g) after giving effect to the transactions contemplated hereby (including the SPAC Stockholder Redemption and the PIPE Financing), SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 6.2 Other Conditions to the Obligations of the SPAC Parties. The obligations of the SPAC Parties to consummate the transactions contemplated by this Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable Law, waiver by SPAC (on behalf of itself and the other SPAC Parties), of the following further conditions:

(a) (i) the Company Fundamental Representations shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) (except for de minimis inaccuracies) in all material respects as of such earlier date), and (ii) the representations and warranties of the Company set forth in Article III (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date), except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct, taken as a whole, does not, and would not reasonably be expected to, cause a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred and is continuing;

(d) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to SPAC a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied; and

(e) each Ancillary Document to which the Company is or is to be a party pursuant hereto shall have been executed and delivered by the Company and shall be in full force and effect.

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company, of the following further conditions:

(a) (i) the SPAC Fundamental Representations shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) (except for de minimis inaccuracies) as of such earlier date), and (ii) the representations and warranties of the SPAC Parties (other than the SPAC Fundamental Representations) contained in Article IV of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date), except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct, taken as a whole, does not, and would not reasonably be expected to, cause a SPAC Material Adverse Effect;

(b) the SPAC Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the SPAC Parties under this Agreement at or prior to the Closing;

(c) there being at least $30,000,000 in Available Closing Cash;

(d) since the date of this Agreement, no SPAC Material Adverse Effect has occurred and is continuing;

(e) at or prior to the Closing, SPAC shall have delivered, or caused to be delivered, to the Company a certificate duly executed by an authorized officer of SPAC, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(d) are satisfied; and

(f) each Ancillary Document to which SPAC or Sponsor is or is to be a party pursuant hereto shall have been executed and delivered by SPAC or Sponsor and (other than the Employment Agreements) shall be in full force and effect.

Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2, or a material breach of any of its other obligations under this Agreement. None of the SPAC Parties may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by any SPAC Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2, or a material breach of any of its other obligations under this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of SPAC and the Company;

(b) by SPAC, if any of the representations or warranties set forth in Article III shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by SPAC, and (ii) the Termination Date; provided, however, that none of the SPAC Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article IV shall not be true and correct, or if any SPAC Party has failed to perform any covenant or agreement on the part of such applicable SPAC Party set forth in this Agreement (including an obligation to consummate the Closing), such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to SPAC by the Company, and (ii) the Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either SPAC or the Company, if the transactions contemplated by this Agreement (including the Closing) shall not have been consummated on or prior to September 30, 2023 (the “Termination Date”); provided that if (x) all of the conditions to the consummation of the Merger set forth in Article VI (other than the conditions set forth in Section 6.3(c), Section 6.1(e), Section 6.1(f) and those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, and (y) the Registration Statement/Proxy Statement has not been declared effective under the Securities Act by the date that is thirty (30) days prior to the Termination Date, then the Termination Date shall automatically be extended for one (1) successive period of three (3) months, and such date, as so extended, shall be the Termination Date for all purposes under this agreement; provided, further, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to SPAC if any SPAC Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the

Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either SPAC or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f) by either SPAC or the Company, if the SPAC Stockholders Meeting has been held (including any adjournment or postponement thereof), has concluded, SPAC’s stockholders have duly voted and the SPAC Stockholder Approval was not obtained; or

(g) by SPAC, if the Company does not deliver or cause to be delivered to SPAC the Company Stockholder Written Consent in accordance with Section 5.13 on or prior to the Company Stockholder Written Consent Deadline.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of (a) Section 5.3(a), this Section 7.2, Article VIII and Article I (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties, and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with its terms. Notwithstanding the foregoing, the termination of this Agreement pursuant to Section 7.1 shall not affect any Liability on the part of any Party for the Willful Breach of this Agreement by, or any Fraud of, such Party occurring prior to the termination of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Non-Survival. The representations, warranties, agreements and covenants in this Agreement, or in any instrument, document or certificate delivered pursuant to this Agreement, shall terminate at the Effective Time, except for (a) those covenants and agreements that, by their terms, contemplate performance after the Effective Time, and (b) those representations and warranties set forth in Section 3.25, Section 3.28, Section 4.16 and Section 4.20.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents and the Confidentiality Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, undertakings, representations and other arrangements, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) prior to the Closing, SPAC and the Company, and (b) from and after the Closing, SPAC and the Sponsor. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void, ab initio.

Section 8.3 Amendment. This Agreement may be amended or modified only (a) prior to the Closing, by a written agreement executed and delivered by SPAC and the Company, and (b) after the Closing, by a written agreement executed and delivered by the Company and the Sponsor. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, e-mail (having obtained electronic delivery confirmation thereof) or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to any SPAC Party, to:

Phoenix Biotech Acquisition Corp.

2201 Broadway, Suite 705

Oakland, CA 94612

Attention: Chris Ehrlich

Email:

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Stephen M. Davis; Jeffrey A. Letalien

Email:

(b)	If to the Company, to:

CERo Therapeutics, Inc.

201 Haskins Way, Suite 230

San Francisco, CA 94080

Attention: Daniel Corey

Email:

with a copy (which shall not constitute notice) to:

Cooley LLP

1700 Seventh Avenue, Suite 1900

Seattle, WA 98101-1355

Attention: Alan Hambelton; Kassendra Galindo

E-mail:

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day; otherwise, any such notice, request, claim, demand or other communication shall be deemed not to have been received until the next succeeding Business Day.

Section 8.5 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, in the event the Closing occurs, SPAC shall pay, or cause to be paid, all Unpaid Company Expenses and Unpaid SPAC Expenses from the Trust Account (provided, however, that the effect of such payment shall be disregarded for the purposes of Section 6.1(g), but not, for the avoidance of doubt, Section 6.3(c)).

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement and Plan of Reorganization together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement, (b) masculine gender shall also include the feminine and neutral genders, and vice versa, (c) words importing the singular shall also include the plural, and vice versa, (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation,” (e) references to “$” or “dollar” or “US$” shall be references to United States dollars, (f) the word “or” is disjunctive but not necessarily exclusive, (g) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (h) the word “day” means calendar day unless Business Day is expressly specified, (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if,” (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement, (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to any SPAC Party, any documents or other materials posted to the Datasite electronic data room maintained by or on behalf of the Company as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement, (l) all references to any Law will be to such Law as amended, supplemented, restated or otherwise modified or re-enacted from time to time, and (m) all references to any Contract are to such Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the SPAC Disclosure Schedules corresponding to any Section or subsection of Article III (in the case of the Company Disclosure Schedules) or Article IV (in the case of the SPAC Disclosure Schedules) shall be deemed to have been disclosed with respect to every other Section and subsection of Article III (in the case of the Company Disclosure Schedules) or Article IV (in the case of the SPAC Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the Sections or subsections of Article III or IV may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature. Without limiting the generality of the foregoing, the fact that any disclosure on any of the Schedules is not required to be disclosed in order to render the applicable representation or warranty to which it relates true, or that the absence of such disclosure on the Schedules would not constitute a breach of such representation or warranty, (i) shall not be deemed or construed to expand the scope of any representation or warranty hereunder or to establish a standard of materiality disclosure in respect of any representation or warranty or create any covenant and (ii) shall not constitute, or be deemed to be, an admission to any third party concerning such item or an admission of default or breach under any agreement or document.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14 and Section 5.15 and, with respect thereto, this Section 8.9 and Section 8.14, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3 and Section 8.13 and, with respect thereto, this Section 8.9 and Section 8.14. Cooley LLP (“Cooley”) shall be an express third-party beneficiary of Section 8.19 and, with respect thereto, this Section 8.9 and Section 8.14.

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, then all other provisions of this Agreement shall remain in full force and effect as long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures; Effectiveness. This Agreement and each Ancillary Document (including any of the Closing deliverables contemplated hereby) may be executed in two (2) or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the Closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document or Closing deliverable.

Section 8.12 Knowledge of Company; Knowledge of SPAC. For all purposes of this Agreement, the phrase “to the knowledge of the Company,” “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean, as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12 of the Company Disclosure Schedules. For all purposes of this Agreement, the phrase “to SPAC’s knowledge” and “to the knowledge of SPAC” and any derivations thereof shall mean, as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12 of the SPAC Disclosure Schedules. For the avoidance of doubt, none of the individuals set forth on Section 8.12 of the Company Disclosure Schedules or the SPAC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement or related to the transactions contemplated hereby, may only be made against, the Parties (and then only with respect to the specific obligations of such Parties, as set forth herein), and none of the Representatives of any SPAC Party (including the Sponsor) or the Company (and including the Parties’ stockholders) shall have any Liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein. For the avoidance of doubt, nothing in this Section 8.13 shall limit the enforcement of, or recovery under, Ancillary Documents.

Section 8.14 Extension; Waiver. The Company (prior to the Closing) or the Sponsor (after the Closing) may (a) extend the time for the performance of any of the obligations or other acts of the SPAC Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the SPAC Parties set forth herein or (c) waive compliance by the SPAC Parties with any of the agreements or conditions set forth herein. SPAC may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights, powers or privileges hereunder shall not constitute a waiver of such rights, powers or privileges, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT (OTHER THAN THE EXCLUDED AGREEMENTS, WITH RESPECT TO WHICH, FOR THE AVOIDANCE OF DOUBT, THE FOREGOING APPLIES SOLELY AS AMONG THE PARTIES AND NOT TO ANY OTHER PARTY THERETO), OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT (OTHER THAN THE EXCLUDED AGREEMENTS, WITH RESPECT TO WHICH, FOR THE AVOIDANCE OF DOUBT, THE FOREGOING APPLIES SOLELY AS AMONG THE PARTIES AND NOT TO ANY OTHER PARTY THERETO) OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in the State of Delaware, for the purposes of any Proceeding (a) arising under this Agreement or under any Ancillary Document (other than the Excluded Agreements, with respect to which, for the avoidance of doubt, the foregoing applies solely as among the Parties and not to any other party thereto), or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document (other than the Excluded Agreements, with respect to which, for the avoidance of doubt, the foregoing applies solely as among the Parties and not to any other party thereto) or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding (i) arising under this Agreement or under any Ancillary Document (other than the Excluded Agreements, with respect to which, for the avoidance of doubt, the foregoing applies solely as among the Parties and not to any other party thereto), or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document (other than the Excluded Agreements, with respect to which, for the avoidance of doubt, the foregoing applies solely as among the Parties and not to any other party thereto) or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Proceeding commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper or (z) this Agreement, or any Ancillary Document (other than the Excluded Agreements, with respect to which, for the avoidance of doubt, the foregoing applies solely as among the Parties and not to any other party thereto), or the subject matter hereof or thereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding. Notwithstanding the foregoing, a party may seek the remedies contemplated by Section 8.17 in any court of competent jurisdiction.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (a) the other Parties have an adequate remedy at law, or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 8.18 Trust Account Waiver. Reference is made to the final prospectus of SPAC, filed with the SEC (File No. 333-259491) on October 8, 2021 (the “Prospectus”). The Company acknowledges, agrees and understands that SPAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and certain proceeds of the private placement (including interest accrued from time to time thereon) for the benefit of SPAC’s public stockholders. The Company hereby agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement, the transactions contemplated hereby or any proposed or actual business relationship between SPAC or any of its Representatives or Affiliates, on the one hand, and the Company or any of its Representatives or Affiliates, on the other hand or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company hereby irrevocably waives (on its own behalf and on behalf of its Company Related Parties) any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any discussions, contracts or agreements with SPAC and will not seek recourse against the Trust Account for any reason whatsoever. Notwithstanding anything herein or otherwise to the contrary (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against SPAC for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions contemplated hereby (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the SPAC Shareholder Redemption) to the Company in accordance with the terms of this Agreement and the Trust Agreement), or for Fraud and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against SPAC’s (or its successors’) assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 8.19 Conflicts and Privilege.

(a) SPAC and Merger Sub, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (i) the Sponsor, the stockholders or holders of other equity interests of SPAC, or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “SPAC Group”), on the one hand, and (ii) any pre-Closing stockholders, directors, members, partners, officers or employees of the Company or Affiliates (the “Company Group”), on the other hand, Cooley, may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to SPAC or the Surviving Corporation, and even though Cooley may be handling ongoing unrelated matters for SPAC, the Surviving Corporation or the members of the Company Group.

(b) SPAC and Merger Sub, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications made prior to the Closing (in each case, including to the extent made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any Ancillary Documents or the transactions contemplated hereby or thereby) between or among the Company, its Affiliates or any member of the Company Group, on the one hand, and Cooley, on the other hand (the “Cooley Privileged Communications”), the attorney/client privilege, attorney work-product protection, and the expectation of client confidence shall survive the Merger and belong to the pre-Closing stockholders of the Company after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation or any other member of the SPAC Group. Notwithstanding the foregoing, in the event that a dispute arises between SPAC or the SPAC Group, on the one hand, and a third party other than the Company, its Affiliates or any member of the Company Group, on the other hand, SPAC (or such other member of the SPAC Group, as applicable) may assert the attorney-client privilege to prevent the disclosure of the Cooley Privileged Communications to such third party; provided, however, that neither SPAC nor the SPAC Group may waive such privilege with respect to Cooley Privileged Communications without the prior written consent of Cooley.

(c) Notwithstanding the foregoing, any privileged communications or information shared by or on behalf of the Company prior to the Closing with SPAC or the Sponsor shall remain the privileged communications (the attorney/client privilege, attorney work-product protection, and the expectation of client confidence shall survive the Merger and belong to the pre-Closing stockholders of the Company after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation or any other member of the SPAC Group), and SPAC agrees, on its own behalf and on behalf of the other members of the SPAC Group, not to assert that any privilege has been waived as to the Cooley Privileged Communications, by virtue of the same having been shared.

(d) SPAC agrees on behalf of itself and the other members of the SPAC Group, (i) to the extent that SPAC or, after the Closing, the Surviving Corporation receives or takes physical possession of any Cooley Privileged Communications, (A) such physical possession or receipt shall not, in any way, be deemed a waiver by the Company or the Company’s pre-closing stockholders of the privileges or protections described in this Section 8.19, and (B) neither SPAC nor the SPAC Group shall assert any claim that the Company, or the Company’s pre-closing stockholders or any other Person waived the attorney-client privilege, attorney work-product protection or any other right or expectation of client confidence applicable to any such materials or communications, (ii) not to access or use the Cooley Privileged Communications, including by way of review of any electronic data, communications or other information, by seeking to have the Company or the Company’s pre-closing stockholders waive the attorney-client or other privilege or otherwise and (iii) not to seek to obtain the Cooley Privileged Communications from Cooley as long as such Cooley Privileged Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

(e) To the extent that files or other materials maintained by Cooley constitute property of its clients, such property rights (and the attorney/client privilege, attorney work-product protection, and the expectation of client confidence with respect thereto) shall survive the Merger and belong to the pre-Closing stockholders of the Company after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation or any other member of the SPAC Group, and Cooley shall have no duty to reveal or disclose to any Person any such files or other materials or any Cooley Privileged Communications, as long as such files or other materials would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

(f) SPAC on behalf of itself and the SPAC Group, hereby acknowledges that it has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement. This Section 8.19 shall be irrevocable, and no term of this Section 8.19 may be amended, waived or modified, without the prior written consent of Cooley (not to be unreasonably withheld, conditioned or delayed).

* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement and Plan of Reorganization to be duly executed on its behalf as of the day and year first above written.

COMPANY:	CERO THERAPEUTICS, INC.

	By:	/s/ Daniel Corey
	Name:	Dr. Daniel Corey
	Title:	Chief Executive Officer

SPAC:	PHOENIX BIOTECH ACQUISITION CORP.

	By:	/s/ Chris Ehrlich
	Name:	Chris Ehrlich
	Title:	Chief Executive Officer

MERGER SUB:	PBCE MERGER SUB, INC.

	By:	/s/ Chris Ehrlich
	Name:	Chris Ehrlich
	Title:	President

[Signature Page to Business Combination Agreement and Plan of Reorganization]

SCHEDULE I

Budget

See attached.

EXHIBIT A

FORM OF SPONSOR SUPPORT AGREEMENT

See attached.

Exhibit A

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of June 4, 2023, is made by and among Phoenix Biotech Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), as a shareholder of Phoenix Biotech Acquisition Corp., a Delaware corporation (“SPAC”), solely for purposes of Section 6 of this Agreement, the other Persons party hereto as “Other SPAC Insiders” set forth on the signature pages hereto (the “Other SPAC Insiders,” and together with the Sponsor, collectively, the “SPAC Insiders”), SPAC, and CERo Therapeutics, Inc., a Delaware corporation (the “Company”). The Sponsor, SPAC and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, SPAC, the Company and PBCE Merger Sub, Inc., a Delaware corporation (“Merger Sub”), propose to enter into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, as of the date of this Agreement, the Sponsor owns 4,596,250 shares of Class B Common Stock (the “Founder Shares”), (b) 699,996 shares of Class A Common Stock and (c) private placement warrants exercisable for an aggregate of 349,998 shares of Class A Common Stock at $11.50 per share ((a)-(c), collectively, the “Sponsor Equity Securities”);

WHEREAS, Sponsor is the sole legal and beneficial owner of and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the Sponsor Equity Securities (in addition to any other equity securities of SPAC acquired by the Sponsor after the date hereof and prior to the Closing, including, without limitation, in the event of any equity dividend or distribution, or any change in the equity interests of Sponsor, and any equity securities issued or deemed issued to Sponsor in connection with the conversion or exchange of any other equity securities, or received by Sponsor pursuant to any reclassification, stock split, combination, stock dividend, subdivision, recapitalization or the like (collectively, the “Subject SPAC Equity Securities”);

WHEREAS, Sponsor will agree to waive any adjustment to the conversion ratio or other anti-dilution protections set forth in the SPAC Certificate of Incorporation, with respect to the Subject SPAC Equity Securities (as defined in the SPAC Certificate of Incorporation) in connection with the Merger; and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, the Sponsor will vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger);

WHEREAS, in consideration for the payments and other benefits to be received by Sponsor under and subject to the terms of the Business Combination Agreement and as a material inducement to SPAC’s, Merger Sub’s, and the Company’s entry into the Business Combination Agreement and consummation of the transactions contemplated thereby, Sponsor agrees to enter into this Agreement and to be bound by the obligations set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Agreement to Vote.

(a) Sponsor hereby irrevocably and unconditionally agrees that, from and after the date hereof and until the earlier of (i) the Closing or (ii) the valid termination of this Agreement pursuant to Section 7 (the “Effective Period”), the Sponsor hereby agrees that at any meeting of the stockholders of SPAC (whether annual or extraordinary and whether or not adjourned or postponed or any other meeting of SPAC), however called, on any written resolution, and in any action by written consent or resolution, in each case of the shareholders of SPAC (collectively, “such meeting or written consent”), Sponsor shall, solely in its capacity as a shareholder of SPAC do the following:

i.

when such meeting is held, appear at such meeting (in person or by proxy) or otherwise cause the Subject SPAC Equity Securities to be counted as present thereat for the purpose of establishing a quorum;

ii.

vote the Subject SPAC Equity Securities (or execute and return an action by written consent), or cause the Subject SPAC Equity Securities to be voted (or validly execute and return and cause such consent to be granted with respect to), at such meeting or written consent (including the SPAC Stockholders Meeting), in favor of the Required Transaction Proposals and the transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”), including with respect to any matter in furtherance of the Transactions or by any of the Ancillary Documents for which a vote or approval of the SPAC shareholders is required (the “Transaction Approvals”);

iii.

vote against any action, proposal, transaction or agreement that would result in a breach in any respect of any representation, warranty, covenant, obligation or agreement of SPAC or Merger Sub contained in the Business Combination Agreement, that conflicts or materially impedes or interferes with any Required Transaction Proposals, including any SPAC Acquisition Proposal, or that would adversely affect or delay the consummation of the transactions contemplated by the Business Combination Agreement;

iv.

validly execute and deliver to SPAC, on (or effective as of) the fifth (5th) Business Day following the date that the Proxy Statement/Prospectus is disseminated by SPAC to SPAC’s stockholders (following the date that the Registration Statement/Proxy Statement becomes effective), a properly completed voting proxy in the form distributed by or on behalf of SPAC in favor of the Required Transaction Proposals and any other proposals set forth in the Registration Statement/Proxy Statement; and

v.

except as set forth in the Proxy Statement/Registration Statement, vote against the following actions or proposals: (A) any proposal in opposition to approval of the Business Combination Agreement or in competition with or materially inconsistent with the Business Combination Agreement; (B) any SPAC Acquisition Proposal and (C) (x) any amendment of the Amended Certificate of Incorporation or bylaws of SPAC or (y) any other action or proposal involving SPAC any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or would reasonably be expected to result in any of SPAC’s closing conditions or obligations under the Business Combination Agreement not being satisfied.

(b) During the Effective Period, Sponsor shall not take, nor shall it permit any of its Affiliates or any of its or their respective representatives to take, whether directly or indirectly, any action to (i) solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its shareholders and/or any of their Affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any SPAC Acquisition Proposal or (ii) approve, endorse or recommend, or make any public statement approving, endorsing or recommending, any SPAC Acquisition Proposal, in the case of each of clauses (i) and (ii), other than a SPAC Acquisition Proposal with the Company, its shareholders and their respective Affiliates and representatives. Sponsor shall and shall cause its Affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a SPAC Acquisition Proposal, other than with the Company, its equityholders or their respective controlled Affiliates. If Sponsor receives any inquiry or proposal with respect to a SPAC Acquisition Proposal, then Sponsor shall promptly (and in no event later than twenty-four (24) hours after Sponsor becomes aware of such inquiry or proposal) (i) notify such person in writing that SPAC is subject to an exclusivity agreement with respect to the Merger that prohibits Sponsor from considering such inquiry or proposal and (ii) advise the Company of such inquiry or proposal.

2. Waivers.

(a) During the Effective Period, the Sponsor (for itself, and for its successors, heirs and assigns) hereby waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its, successors, heirs and assigns), to the fullest extent permitted by Law and the Governing Documents of SPAC, and agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate that the shares of Class B Common Stock held by the Sponsor convert into shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of SPAC in connection with the transactions contemplated by the Business Combination Agreement. For the avoidance of doubt, the foregoing waiver does not waive the Sponsor’s rights under Section 4.03 of the SPAC Certificate of Incorporation, that provide that in no event may any Class B Common Stock convert into shares of Class A Common Stock at a ratio that is less than one-for-one.

(b) The Sponsor hereby waives any and all Redemption Rights in respect to the Required Transaction Proposals and shall not elect to cause SPAC to redeem any Subject SPAC Equity Securities beneficially owned or owned of record by the Sponsor in connection with the Required Transaction Proposals.

(c) The Sponsor hereby waives any and all right, title, interest or claim of any kind in or to any distribution of the Trust Account with respect to the Subject SPAC Equity Securities.

3. Transfer of Shares.

(a) During the Effective Period, the Sponsor hereby agrees that the Sponsor shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Subject SPAC Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of the Sponsor’s Subject SPAC Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of the Sponsor’s Subject SPAC Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of any of the Sponsor’s Subject SPAC Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)), result in a sale or disposition of the Sponsor’s Subject SPAC Equity Securities or (v) enter into any agreement, undertaking or take any action that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, Sponsor’s obligations pursuant to this Agreement, except as expressly permitted by the Business Combination Agreement.

(b) From the Closing until the earlier of (i) the Lock-Up Release Date (as defined below) or (ii) the valid termination of this Agreement pursuant to Section 7, the Sponsor hereby agrees that the Sponsor shall not, directly or indirectly, Transfer any of the Founder Shares; provided, however, that the foregoing shall not apply to any Transfer (A) to SPAC’s officers or directors, any affiliates or family member of any of SPAC’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an Affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement; and (F) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; provided, that any transferee of any Transfer of the type set forth in clauses (A) through (F) must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer. Notwithstanding the foregoing, the Sponsor shall be permitted to transfer Founder Shares to the SPAC, as successor by merger to the business of the Company, or to (i) an investor in the SPAC’s private placement of equity securities consummated contemporaneous with the Closing or (ii) a stockholder of the SPAC, in each case (i) and (ii), who enters into an agreement with the SPAC not to exercise redemption rights in connection with the Closing with respect to the shares of Class A Common Stock held by such stockholder, in each case in consideration of such investor’s purchase or non-redemption. For purposes of this Agreement, the “Lock-Up Release Date” means the earliest of (A) 180 days after the date of the Closing and (B) subsequent to the Closing, (x) if the last reported sale price of the Class A Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period commencing after the Closing, or (y) the date upon completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of SPAC having the right to exchange their SPAC Common Stock for cash, securities or other property.

(c) In furtherance of the foregoing, SPAC hereby agrees to (i) place a revocable stop order on all Founder Shares subject to Section 3(a) and Section 3(b), including those which may be covered by a registration statement, and (ii) notify SPAC’s transfer agent in writing of such stop order and the restrictions on such Founder Shares under Section 3(a) and Section 3(b) and direct SPAC’s transfer agent not to process any attempts by the Sponsor to Transfer any Founder Shares except in compliance with Section 3(a) and Section 3(b); for the avoidance of doubt, the obligations of SPAC under this Section 3(c) shall be deemed to be satisfied by the existence of any similar stop order and restrictions currently existing on the Founder Shares.

4. Other Covenants. The Sponsor hereby agrees to be bound by and subject to (i) Sections 5.3(a) (Confidentiality and Access to Information) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if the Sponsor is directly a party thereto, and (ii) Section 5.6(c) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to SPAC as if the Sponsor is directly a party thereto.

5. Sponsor Representations and Warranties. Sponsor represents and warrants to SPAC, the Company and Merger Sub that:

(a) Sponsor is a corporation, limited liability company, partnership, trust, proprietorship or other legal entity, it has all necessary corporate, limited liability company, limited partnership or other applicable power and authority to execute and deliver this Agreement and to perform Sponsor’s obligations hereunder; (ii) the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement by Sponsor have been duly and validly authorized by all necessary action on the part of Sponsor; (iii) the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement by Sponsor will not, directly or indirectly (with or without notice or lapse of time), contravene, conflict with or result in a violation of the organizational documents of Sponsor or Sponsor’s Affiliates; and (iv) the execution and delivery of this Agreement does not, and the performance by Sponsor of Sponsor’s obligations hereunder will not, result in the creation or imposition of any Lien upon the Subject SPAC Equity Securities.

(b) Sponsor has duly and validly executed this Agreement, (ii) this Agreement is a legal, valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with the terms set forth herein (except as such enforceability (x) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar applicable Laws affecting or relating to enforcement of creditors’ rights generally and (y) is subject to general principles of equity), (iii) Sponsor is the sole legal and beneficial owner of, and has good and valid title, to, all of the Subject SPAC Equity Securities, and (iv) there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Subject SPAC Equity Securities), other than pursuant to the SPAC Certificate of Incorporation, or any restrictions on transfer arising under applicable securities Laws. Sponsor has the sole right to vote the Subject SPAC Equity Securities, and, none of the Subject SPAC Equity Securities are subject to any proxy, voting trust or other similar agreement or arrangement other than pursuant to the SPAC Certificate of Incorporation, or any restrictions on transfer arising under applicable securities Laws. The SPAC Equity Securities are the only equity securities of Sponsor owned legally or beneficially by Sponsor on the date hereof, Sponsor does not own beneficially or legally have the right to acquire, or have any other interest in, any other equity securities of SPAC or any of its Subsidiaries, or any rights to acquire, or any securities that are convertible into, any of the foregoing.

(c) Sponsor (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Subject SPAC Equity Securities, (ii) has not entered into any voting agreement or voting trust with respect to any of the Subject SPAC Equity Securities that is inconsistent with Sponsor’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Subject SPAC Equity Securities that is inconsistent with Sponsor’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement;

(d) There are no Proceedings pending against such Sponsor or to the knowledge of Sponsor threatened against Sponsor, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

6. Termination of SPAC Class B Common Stock Lock-up Period. Each SPAC Insider and SPAC hereby agree that effective as of the consummation of the Closing (and not before), Section 3 of that certain Letter Agreement, dated as of October 5, 2021 (the “Insider Letter”), by and among SPAC and the SPAC Insiders shall be amended and restated in its entirety as follows:

“3. Reserved.”

The amendment and restatement of the Insider Letter set forth in this Section 5 shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason in accordance with its terms.

7. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Period; and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 7(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Sections 2, 3(b), 6 and 11 (solely to the extent related to the foregoing Sections 2 or 6) shall each survive the termination of this Agreement pursuant to Section 7(a), and (iii) Sections 8, 9, 10 and 11 (solely to the extent related to the following Sections 8 or 10) shall survive any termination of this Agreement. For purposes of this Section 7, (x) “Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement and (y) “Fraud” means an act or omission by a Party consisting of a false or incorrect representation or warranty expressly set forth in this Agreement with the intent that another Party rely on such representations and warranties, coupled with such other Party’s detrimental reliance on such representations and warranties under circumstances that constitute common law fraud under the Laws of the State of New York. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts based on negligence or recklessness.

8. No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any non-party affiliate of the Company or SPAC, as applicable (other than the SPAC Insiders named as parties hereto, on the terms and subject to the conditions set forth herein), and (b) none of the Company’s non-party affiliates or SPAC’s non-party affiliates (other than the SPAC Insiders named as parties hereto, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

9. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Sponsor makes no agreement or understanding herein in any capacity other than in the Sponsor’s capacity as a record holder and beneficial owner of the Subject SPAC Equity Securities, and not in the Sponsor’s (or any of its representatives’) capacity as a director, officer or employee of any SPAC Party, and (b) subject to Section 5.8 (SPAC Stockholder Approval) of the Business Combination Agreement, nothing herein will be construed to limit or affect any action or inaction by the Sponsor or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of any SPAC Party or as an officer, employee or fiduciary of any SPAC Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such SPAC Party.

10. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), email (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) if to Parent:

Phoenix Biotech Acquisition Corp.

2201 Broadway, Suite 705

Oakland, CA 94612

Attention: Chris Ehrlich

Email:

with copies (which shall not constitute notice) to:

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Stephen M. Davis; Jeffrey A. Letalien

Email:

(b) if to Company:

CERo Therapeutics, Inc.

201 Haskins Way, Suite 230

San Francisco, CA 94080

Attention: Daniel Corey

Email:

with copies (which shall not constitute notice) to:

Cooley LLP

1700 Seventh Avenue, Suite 1900

Seattle, WA 98101-1355

Attention: Alan Hambelton; Kassendra Galindo

E-mail:

(c) if to Sponsor, to the address or facsimile number set forth under such Sponsor’s signature on the signature page hereto.

11. No Third-Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever in connection with the matters governed by this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

12. Amendment. Except as otherwise specifically set forth in this Agreement, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Except as otherwise specifically set forth in this Agreement, any amendment, supplement or modification of or to any provision of this Agreement and any waiver of any provision of this Agreement shall be effective only if it is made or given in writing and signed by Parent and the Company.

13. Entire Agreement. This Agreement, the schedules hereto and the Business Combination Agreement contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof and supersede all prior discussions, negotiations, commitments, agreements and understandings, both written and oral, relating to such subject matter.

14. No Third-Party Beneficiaries. Except as otherwise provided in this Agreement, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns, and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder.

15. Further Assurances. From time to time and without additional consideration, Sponsor agrees that it (i) shall not take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect Sponsor’s, the Company’s and/or Parent’s ability to perform its obligations under this Agreement and/or the Business Combination Agreement, except as expressly contemplated by this Agreement or the Business Combination Agreement, and (ii) shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

16. Disclosure. Sponsor agrees to provide to Parent, the Company and their respective Representatives any information regarding such Sponsor or the Subject SPAC Equity Securities that is reasonably requested by Parent, the Company or their respective Representatives and required in order for the Company and Parent to comply with Sections 5.4(b) (Public Announcements) and 5.7 (Preparation of Registration Statement/Proxy Statement) of the Business Combination Agreement. Sponsor hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC or Nasdaq (including the Registration Statement/Proxy Statement), the Sponsor’s identity and ownership of the Subject SPAC Equity Securities and the nature of the Sponsor’s obligations under this Agreement.

17. Certain Events. Sponsor agrees (severally with respect to itself and not jointly) that this Agreement and the obligations hereunder will attach to Sponsor’s Subject SPAC Equity Securities and will be binding upon any Person to which legal or beneficial ownership of such Subject SPAC Equity Securities passes, whether by operation of law or otherwise, including such Sponsor’s heirs, guardians, administrators or successors.

18. Incorporation by Reference. 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures; Effectiveness), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PHOENIX BIOTECH ACQUISITION CORP.

By:
Name: Chris Ehrlich
Title: Chief Executive Officer

PHOENIX BIOTECH SPONSOR, LLC

By:
Name: Chris Ehrlich
Title: Manager

CERO THERAPEUTICS, INC.

By:
Name:
Title:

Solely for purposes of Section 6 of this Agreement, the following Other SPAC Insiders:

Chris Ehrlich, individually

Daniel Geffken, individually

Brian Atwood, individually

Caroline Loewy, individually

Barbara Kosacz, individually

Douglas Fisher, individually

Kathleen LaPorte, individually

EXHIBIT B

FORM OF COMPANY SUPPORT AGREEMENT

See attached.

Exhibit B

COMPANY STOCKHOLDER SUPPORT AGREEMENT

This COMPANY STOCKHOLDER SUPPORT AGREEMENT (this “Agreement”), dated as of June 4, 2023, is made by and among Phoenix Biotech Acquisition Corp., a Delaware corporation (“Parent”), CERo Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the undersigned holders (together with each such holder who executes a signature page to this Agreement after the date hereof, collectively, the “Holders”) of capital stock of the Company. Each of Parent, the Company and the Holders may hereinafter be referred to as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS, Parent, PBCE Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company propose to enter into, concurrently herewith, a Business Combination in the form attached hereto as Exhibit A (as such agreement may be amended from time to time, the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving as the surviving corporation (the “Merger”), and, after giving effect to such Merger, a wholly-owned Subsidiary of Parent, all upon the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, each Holder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and has sole voting power with respect to the number and type of the Company Shares indicated opposite such Holder’s name on Schedule 1 attached hereto (or, in the case of any Holder who executes a signature page to this Agreement after the date hereof, attached to such Holder’s signature page) (as used herein, the term “Shares” means all the Company Shares held by the Holders as of the date hereof and any Company Shares or other equity interests or shares of the capital stock of the Company that such Holder may hereafter acquire, including, without limitation, through acquiring ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) prior to the termination of the obligations of such Holder under this Agreement);

WHEREAS, this Agreement is a material inducement to Parent’s, Merger Sub’s and the Company’s willingness to enter into the Business Combination Agreement and the Ancillary Documents and consummate the transactions contemplated thereby, including the Merger, pursuant to which such Holder will directly or indirectly receive a material benefit; and

WHEREAS, all capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to them in the Business Combination Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent and the Holders agree as follows:

Section 2. Agreement to Vote Shares.

(a) During the period commencing from the date hereof and ending on the Expiration Date (as defined below) (the “Effective Time”), each Holder, by this Agreement, solely in their capacity as a stockholder of the Company, unconditionally and irrevocably agrees to, at any meeting of the Company Stockholders (or any adjournment or postponement thereof), and in any action by written consent of the Company Stockholders (which written consent shall be delivered promptly, and in any event within five (5) Business Days following the date that the Registration Statement becomes effective), such Holder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its, his or her Company Shares to be counted as present thereat for purposes of establishing a quorum, and such Company Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its, his or her Company Shares:

(i) to vote (A) in favor of adoption and approval of the Business Combination Agreement, the Merger, and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the other transactions contemplated by the Business Combination Agreement, and (B) against (x) any proposal that would result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Business Combination Agreement, (y) any proposal that conflicts or materially impedes, delays, frustrates, prevents, interferes or nullifies any provision of this Agreement, the Business Combination Agreement or the Merger, including any Company Acquisition Proposal, or (z) would adversely affect or delay the consummation of the transactions contemplated by the Business Combination Agreement or that would otherwise reasonably be expected to result in the failure of the Merger from being consummated. Each Holder acknowledges receipt and review of a copy of Business Combination Agreement and that the obligations of each Holder specified in this Section 1 shall apply whether or not the Merger is recommended by the Board of Directors of the Company; and

(ii) in any other circumstances upon which a consent or other approval is required under the Governing Documents of the Company or otherwise sought with respect to, or in connection with, the Business Combination Agreement or the Merger, to vote, consent or approve (or cause to be voted, consented or approved) all of such Shares held at such time in favor thereof.

[(b) Without limiting any other rights or remedies of Parent, each Holder hereby irrevocably appoints Parent or any individual designated by Parent as such Holder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of such Holder, up to the Expiration Date, to attend on behalf of such Holder any meeting of the Company Stockholders with respect to the matters described in Section 1(a)(ii), to include the Shares held by such Holder in any computation for purposes of establishing a quorum at any such meeting of the Company Stockholders, to vote (or cause to be voted) such Shares or consent (or withhold consent) with respect to any of the matters described in Section 1(a)(ii) in connection with any meeting of the Company Stockholders or any action by written consent by the Company Stockholders (including the Company Stockholder Written Consent), in each case, only in the event and to the extent that the Holder fails to timely perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to this Section 1(b) on any matter except those provided in Section 1(a), and each Holder may vote its, his or her Shares on all other matters, subject to the other applicable covenants, agreements and obligations set forth in this Agreement.

(c) The proxy granted by each Holder pursuant to Section 1(b) (i) will be automatically revoked upon the Expiration Date, (ii) is coupled with an interest sufficient in Law to support, subject to clause (i), an irrevocable proxy and is granted in consideration for Parent entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby, and (iii) is a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Holder and shall revoke any and all prior proxies granted by such Holder with respect to the Shares held by such Holder. The vote or consent of the proxyholder in accordance with Section 1(b) and with respect to the matters in Section 1(a)(ii) shall control in the event of any conflict between such vote or consent by such proxyholder and a vote or consent by each Holder (or any other Person with the power to vote the Shares held by such Holder) with respect to the matters in Section 1(a)(ii).]1

[1]	This was omitted in the agreement with one stockholder.

(d) During the Effective Time, except as expressly set forth herein, no Holder shall enter into any agreement, understanding or arrangement (whether written or oral) with any Person to vote or give instructions in any manner inconsistent with this Section 1. Any such vote shall be cast, or consent shall be given, in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

(e) In the event of any equity dividend or distribution, or any change in the equity interests of the Company by reason of any equity dividend or distribution, equity split, recapitalization, combination, conversion, exchange of equity interests or the like prior to the Closing (including the transactions contemplated by the Business Combination Agreement), the term “Shares” shall be deemed to refer to and include the Shares as well as all such equity dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or that are received in such transaction (including the SPAC Common Stock received as result of the consummation of the Merger pursuant to the Business Combination Agreement). For the avoidance of doubt, in no event shall the term “Shares” be deemed to refer to or include any securities issued to any Holder pursuant to any Subscription Agreement.

Section 3. Transfer of Shares. Each Holder agrees that, during the Effective Time, he, she or it shall not sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Shares or otherwise agree to do any of the foregoing (collectively, a “Transfer”), except (i) in compliance with all applicable federal and state securities Laws, (ii) in compliance with the Governing Documents of the Company (it being understood and agreed than any waiver or consent to any Transfer pursuant to the Governing Documents of the Company shall require the mutual consent of Parent and the Company) provided, that the foregoing shall not prohibit the transfer of the Shares (A) if Holder is an individual (1) to any member of such Holder’s immediate family, or to a trust for the benefit of Holder or any member of Holder’s immediate family, the sole trustees of which are such Holder or any member of such Holder’s immediate family or (2) by will, other testamentary document, under the laws of intestacy or by virtue of laws of descent and distribution upon the death of Holder; or (B) if Holder is an entity, a partner, member, or affiliate of Holder, but only if, in the case of clause (A) and (B), such transferee shall concurrently execute this Agreement or a joinder agreeing to become a party to this Agreement, (iii) in compliance with the Business Combination Agreement or to another Company Stockholder that is a party to this Agreement and bound by the terms and obligations hereof and (iv) for avoidance of doubt, in each case (i)-(iii) if, prior to such Transfer, each transferee signs a counterpart to this Agreement pursuant to which such transferee agrees to be bound by the terms of this Agreement and to be a “Holder” hereunder; provided that, any subsequent transfer of the Shares by any such transferee shall also be made pursuant to, and in accordance with, all of the provisions of this Section 2 to the same extent as if each such transferee were a Holder. Each Holder shall not, directly or indirectly,

(i) pledge, encumber or create a Lien on any Shares or enter into any contract, option, commitment or other arrangement or understanding with respect to the foregoing;

(ii) grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to any of such Holder’s Shares;

(iii) enter into, or deposit any of such Holder’s Shares into, a voting trust or take any other action which would, or would reasonably be expected to, result in a diminution of the voting power represented by any of such Holder’s Shares; or

(iv) commit or agree to take any of the foregoing actions.

As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the Effective Time, (ii) such date and time as the Business Combination Agreement shall be terminated pursuant to Article 7 thereof and (iii) upon mutual written agreement of the Parties.

Section 4. Certain Covenants of the Holder.

(a) Each Holder and the Company hereby agree that, notwithstanding anything to the contrary in any such agreement, (i) each of the agreements set forth on Schedule 2 hereto shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Effective Time and (ii) upon such termination neither the Company nor any of its Affiliates shall have any further obligations or any Liability under or with respect to each such agreement. Without limiting the above, each of the Equity Holders who are a party to the agreements set forth on Schedule 2 hereby expressly and irrevocably acknowledge and agree that all terms and conditions of the respective agreements to which they are a party were duly observed or waived, as applicable.

(b) Each Holder hereby agrees to be bound by and subject to (i) Sections 5.3(a) (Confidentiality) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Holder is directly party thereto, and (ii) Section 5.6(a) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if the Holder is directly party thereto.

Section 5. Representations and Warranties of Holders. Each Holder hereby represents and warrants to Parent as follows:

(a) (i) if such Holder is a natural person, he or she has all the requisite power, legal capacity, and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if such Holder is not a natural person, (A) is a legal entity duly incorporated, formed or organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation, formation or organization, and (B) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by such Holder and, assuming due authorization, execution and delivery by the other Parties, constitutes a valid, legal and binding agreement with respect to such Holder, enforceable against such Holder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity affecting the availability of specific performance and other equitable remedies;

(c) if such Holder is the beneficial owner of any Shares held in trust, no consent of any beneficiary of such trust is required in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby or by the Business Combination Agreement;

(d) there are no Proceedings pending against such Holder or to the knowledge of such Holder threatened against such Holder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Holder of its, his or her obligations under this Agreement.

(e) such Holder is the record and beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of, and has good and valid title to, all of such Holder’s Share set forth opposite the Holder’s name on Schedule 1 hereto, free and clear of any Liens, other than Liens created by this Agreement, applicable securities laws, the Company’s Governing Documents, that certain Registration Rights Agreement made as of October 5, 2021 by and among the Company and certain of its stockholders (the “Registration Rights Agreement”), that certain Stockholders Agreement made as of May 22, 2019, by and among the Company and certain of its stockholders (the “Stockholders Agreement”), and Permitted Liens. Such Holder has sole, and otherwise unrestricted, voting and investment power with respect to such Shares; none of the Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares (other than the Stockholders Agreement); and no Person has any right to acquire from such Holder any of the Shares indicated opposite such Holder’s name on Schedule 1 hereto;

(f) such Holder agrees to promptly notify Parent and Company in writing of any changes or updates to Schedule 1 hereto as it relates to such Holder after the date hereof;

(g) such Holder understands that, at the Effective Time, each outstanding Share shall be converted into the right to receive the Merger Consideration as set forth in the Business Combination Agreement;

(h) the execution and delivery of this Agreement by such Holder, the consummation by such Holder of the transactions contemplated hereunder and the performance by such Holder of his, her or its obligations hereunder do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, any Contract or any judgment to which such Holder is a party or by which such Holder is bound, or any Law to which such Holder is subject or, in the event that such Holder is a corporation, company, partnership, limited liability company, joint venture, association, trust, business trust or other entity, any Governing Document of such Holder;

(i) the execution and delivery of this Agreement by such Holder, the consummation by such Holder of the transactions contemplated hereunder and the performance by such Holder of his, her or its obligations hereunder do not and will not require any consent, approval, qualification, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Entity by such Holder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, qualifications, orders or authorizations or registrations, declarations or filings, would not prevent or impair in any material respect the performance by such Holder of his, her or its obligations under this Agreement;

(j) no investment banker, broker, finder, consultant or intermediary or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission based upon arrangements made by or on behalf of such Holder in connection with its entering into this Agreement; and

(k) such Holder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Parent and the Company to make an informed decision regarding this Agreement and the transactions contemplated hereby and has independently and without reliance upon Parent or the Company and based on such information as such Holder has deemed appropriate, made its, his or her own analysis and decision to enter into this Agreement. Each Holder acknowledges that Parent and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Unitholder acknowledges that the agreements contained herein with respect to the Company Shares held by such Holder are irrevocable.

Section 6. Remedies. Notwithstanding anything to the contrary set forth in the Business Combination Agreement, the Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 7. No Waivers. No waiver of any breach of this Agreement extended by Parent to a Holder shall be construed as a waiver of any rights or remedies of Parent with respect to any other Holder or with respect to any subsequent breach of such Holder or any other such Holder. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by any such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

Section 8. Appraisal Rights; Claims. Each Holder hereby agrees (a) not to exercise any appraisal rights or any dissenters’ rights that such Holder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, including the Merger, and (b) not to commence or participate in any claim, derivative or otherwise, against the Company, Parent, Merger Sub or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Business Combination Agreement or the consummation of the Merger, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging a breach of any fiduciary duty of the Company Board in connection with this Agreement, the Business Combination Agreement or the Merger.

Section 9. Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the transactions contemplated hereby will be paid by the party incurring such fees or expenses, whether or not such transactions contemplated hereby are consummated.

Section 10. Trust Account Waiver. Reference is made to the final prospectus of Parent, filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-259491) on October 8, 2021 (the “Prospectus”). The Holder acknowledges, agrees and understands that Parent has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering and certain proceeds of the private placement (including interest accrued from time to time thereon) for the benefit of Parent’s public stockholders. The Holder hereby agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement, the transactions contemplated hereby or any proposed or actual business relationship between Parent or any of its Representatives or Affiliates, on the one hand, and the Holder or any of its Representatives or Affiliates, on the other hand or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Holder hereby agrees that, notwithstanding anything to the contrary in this Agreement, it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability.

Section 11. Fiduciary Duty as Director. Parent acknowledges and agrees that each Holder’s obligations hereunder are solely in its capacity as a Company Stockholder, and that none of the provisions herein set forth shall be deemed to restrict or limit any actions taken by any employee, officer, director (or person performing similar functions), partner or other Affiliate (including, for this purpose, any appointee or representative of the Holder to the board of directors of the Company) of the Holder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company) or other fiduciary capacity for the Company Stockholders.

Section 12. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), email (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) if to Parent:

Phoenix Biotech Acquisition Corp.

2201 Broadway, Suite 705

Oakland, CA 94612

Attention: Chris Ehrlich

Email:

with copies (which shall not constitute notice) to:

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Stephen M. Davis; Jeffrey A. Letalien

Email:

(b) if to Company:

CERo Therapeutics, Inc.

201 Haskins Way, Suite 230

San Francisco, CA 94080

Attention: Daniel Corey

Email:

with copies (which shall not constitute notice) to:

Cooley LLP

1700 Seventh Avenue, Suite 1900

Seattle, WA 98101-1355

Attention: Alan Hambelton; Kassendra Galindo

E-mail:

(c) if to a Holder, to the address or facsimile number set forth under such Holder’s signature on the signature page hereto.

Section 13. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and assigns.

Section 14. Amendment. Except as otherwise specifically set forth in this Agreement, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Except as otherwise specifically set forth in this Agreement, any amendment, supplement or modification of or to any provision of this Agreement and any waiver of any provision of this Agreement shall be effective (a) only if it is made or given in writing and signed by Parent and all of the Holders or, in the case of a waiver, by Parent and (b) only in the specific instance and for the specific purpose for which made or given. Notwithstanding anything to the contrary contained herein, any holder of Shares may become party to this Agreement by executing and delivering a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as a Holder hereunder. In such event, each such person shall thereafter be deemed a Holder for all purposes under this Agreement.

Section 15. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earliest to occur of (a) the Effective Time, (b) such date and time as the Business Combination Agreement shall be terminated pursuant to Article 7 thereof, and (c) upon mutual written agreement of the Parties. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement; provided, however, that (i) the termination of this Agreement pursuant to the foregoing clause (b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud; (ii) the provisions of Section 2 (Transfer Restrictions), Section 3(a) (Termination of Related Party Agreements) and Section 7(b) (Claims) shall survive the termination of this Agreement pursuant to the foregoing clause (a); and (iii) the provisions of Section 5 (Remedies), Section 7(a) (Appraisal Rights), Section 8 (Fees and Expenses), Section 9 (Trust Account Waiver), Section 10 (Notices), Section 11 (Assignment), Section 12 (Amendment), this Section 13 (Termination), Section 14 (Entire Agreement), Section 17 (Further Assurances), Section 20 (Miscellaneous) and Section 21 (Parties Advised by Counsel) of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

Section 16. Entire Agreement. This Agreement, the schedules hereto and the Business Combination Agreement contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof and supersede all prior discussions, negotiations, commitments, agreements and understandings, both written and oral, relating to such subject matter.

Section 17. No Third-Party Beneficiaries. Except as otherwise provided in this Agreement, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns, and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder.

Section 18. Capacity as a Holder. Notwithstanding anything herein to the contrary, the Holder signs this Agreement solely in the Holder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of any affiliate, employee, or designee of the Holder or any of its affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

Section 19. Further Assurances. From time to time and without additional consideration, each Holder agrees that it (i) shall not take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect such Holder’s, the Company’s and/or Parent’s ability to perform its obligations under this Agreement and/or the Business Combination Agreement, except as expressly contemplated by this Agreement or the Business Combination Agreement, and (ii) shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as the Company may reasonably request for the purpose of carrying out and furthering the intent of this Agreement. In addition, each Holder that is a party to the Registration Rights Agreement agrees to execute and deliver a counterpart of the Investor Rights Agreement, to become effective as of, and contingent upon consummation of, the Closing.

Section 20. Disclosure. Each Holder agrees to provide to Parent, the Company and their respective Representatives any information regarding such Holder or such Holder’s Shares that is reasonably requested by Parent, the Company or their respective Representatives and required in order for the Company and Parent to comply with Sections 5.4(b) (Public Announcements) and 5.7 (Preparation of Registration Statement/Proxy Statement) of the Business Combination Agreement. Each Holder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC or Nasdaq (including the Registration Statement/Proxy Statement), the Holder’s identity and ownership of the Shares and the nature of the Holder’s obligations under this Agreement.

Section 21. Certain Events. Each Holder agrees (severally with respect to itself and not jointly) that this Agreement and the obligations hereunder will attach to such Holder’s Shares and will be binding upon any Person to which legal or beneficial ownership of such Holder’s Shares passes, whether by operation of law or otherwise, including such Holder’s heirs, guardians, administrators or successors.

Section 22. Miscellaneous. The provisions of Section 8.5 (Governing Law), Section 8.7 (Construction; Interpretation), Section 8.10 (Severability), Section 8.11 (Counterparts; Electronic Signatures), Section 8.15 (Waiver of Jury Trial) and Section 8.16 (Submission to Jurisdiction) of the Business Combination Agreement shall apply to this Agreement mutatis mutandis as if set forth herein.

Section 23. Parties Advised by Counsel. This Agreement has been negotiated between unrelated parties who are sophisticated and knowledgeable in the matters contained in this Agreement and who have acted in their own self-interest. In addition, each Party has had the opportunity to seek advice of legal counsel. This Agreement will not be interpreted or construed against any Party because that Party or any attorney or representative for that Party drafted or participated in the drafting of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

PHOENIX BIOTECH ACQUISITION CORP.

By:
Name:
Title:

CERO THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

[[HOLDER]

[Type in name of individual Holder]]

[for an entity, use the following signature block instead]

[[HOLDER]

[Type in name of Holder entity]

By:
Name:
Title:]

Address for Notice:

Email for Notice:

Facsimile for Notice:

[Signature Page to Support Agreement]

SCHEDULE 1

Holder	Number of Shares Held	Type	Address

[Schedule 1 to Support Agreement]

SCHEDULE 2

Terminated Related Party Agreements

[Schedule 2 to Support Agreement]

Exhibit 10.1

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of June 4, 2023, is made by and among Phoenix Biotech Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), as a shareholder of Phoenix Biotech Acquisition Corp., a Delaware corporation (“SPAC”), solely for purposes of Section 6 of this Agreement, the other Persons party hereto as “Other SPAC Insiders” set forth on the signature pages hereto (the “Other SPAC Insiders,” and together with the Sponsor, collectively, the “SPAC Insiders”), SPAC, and CERo Therapeutics, Inc., a Delaware corporation (the “Company”). The Sponsor, SPAC and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, SPAC, the Company and PBCE Merger Sub, Inc., a Delaware corporation (“Merger Sub”), propose to enter into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, as of the date of this Agreement, the Sponsor owns 4,596,250 shares of Class B Common Stock (the “Founder Shares”), (b) 699,996 shares of Class A Common Stock and (c) private placement warrants exercisable for an aggregate of 349,998 shares of Class A Common Stock at $11.50 per share ((a)-(c), collectively, the “Sponsor Equity Securities”);

WHEREAS, Sponsor is the sole legal and beneficial owner of and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the Sponsor Equity Securities (in addition to any other equity securities of SPAC acquired by the Sponsor after the date hereof and prior to the Closing, including, without limitation, in the event of any equity dividend or distribution, or any change in the equity interests of Sponsor, and any equity securities issued or deemed issued to Sponsor in connection with the conversion or exchange of any other equity securities, or received by Sponsor pursuant to any reclassification, stock split, combination, stock dividend, subdivision, recapitalization or the like (collectively, the “Subject SPAC Equity Securities”);

WHEREAS, Sponsor will agree to waive any adjustment to the conversion ratio or other anti-dilution protections set forth in the SPAC Certificate of Incorporation, with respect to the Subject SPAC Equity Securities (as defined in the SPAC Certificate of Incorporation) in connection with the Merger; and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, the Sponsor will vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger);

WHEREAS, in consideration for the payments and other benefits to be received by Sponsor under and subject to the terms of the Business Combination Agreement and as a material inducement to SPAC’s, Merger Sub’s, and the Company’s entry into the Business Combination Agreement and consummation of the transactions contemplated thereby, Sponsor agrees to enter into this Agreement and to be bound by the obligations set forth herein.

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NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Agreement to Vote.

(a) Sponsor hereby irrevocably and unconditionally agrees that, from and after the date hereof and until the earlier of (i) the Closing or (ii) the valid termination of this Agreement pursuant to Section 7 (the “Effective Period”), the Sponsor hereby agrees that at any meeting of the stockholders of SPAC (whether annual or extraordinary and whether or not adjourned or postponed or any other meeting of SPAC), however called, on any written resolution, and in any action by written consent or resolution, in each case of the shareholders of SPAC (collectively, “such meeting or written consent”), Sponsor shall, solely in its capacity as a shareholder of SPAC do the following:

i.

when such meeting is held, appear at such meeting (in person or by proxy) or otherwise cause the Subject SPAC Equity Securities to be counted as present thereat for the purpose of establishing a quorum;

ii.

vote the Subject SPAC Equity Securities (or execute and return an action by written consent), or cause the Subject SPAC Equity Securities to be voted (or validly execute and return and cause such consent to be granted with respect to), at such meeting or written consent (including the SPAC Stockholders Meeting), in favor of the Required Transaction Proposals and the transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”), including with respect to any matter in furtherance of the Transactions or by any of the Ancillary Documents for which a vote or approval of the SPAC shareholders is required (the “Transaction Approvals”);

iii.

vote against any action, proposal, transaction or agreement that would result in a breach in any respect of any representation, warranty, covenant, obligation or agreement of SPAC or Merger Sub contained in the Business Combination Agreement, that conflicts or materially impedes or interferes with any Required Transaction Proposals, including any SPAC Acquisition Proposal, or that would adversely affect or delay the consummation of the transactions contemplated by the Business Combination Agreement;

iv.

validly execute and deliver to SPAC, on (or effective as of) the fifth (5th) Business Day following the date that the Proxy Statement/Prospectus is disseminated by SPAC to SPAC’s stockholders (following the date that the Registration Statement/Proxy Statement becomes effective), a properly completed voting proxy in the form distributed by or on behalf of SPAC in favor of the Required Transaction Proposals and any other proposals set forth in the Registration Statement/Proxy Statement; and

v.

except as set forth in the Proxy Statement/Registration Statement, vote against the following actions or proposals: (A) any proposal in opposition to approval of the Business Combination Agreement or in competition with or materially inconsistent with the Business Combination Agreement; (B) any SPAC Acquisition Proposal and (C) (x) any amendment of the Amended Certificate of Incorporation or bylaws of SPAC or (y) any other action or proposal involving SPAC any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or would reasonably be expected to result in any of SPAC’s closing conditions or obligations under the Business Combination Agreement not being satisfied.

(b) During the Effective Period, Sponsor shall not take, nor shall it permit any of its Affiliates or any of its or their respective representatives to take, whether directly or indirectly, any action to (i) solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its shareholders and/or any of their Affiliates or representatives), concerning, relating

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to or which is intended or is reasonably likely to give rise to or result in, any SPAC Acquisition Proposal or (ii) approve, endorse or recommend, or make any public statement approving, endorsing or recommending, any SPAC Acquisition Proposal, in the case of each of clauses (i) and (ii), other than a SPAC Acquisition Proposal with the Company, its shareholders and their respective Affiliates and representatives. Sponsor shall and shall cause its Affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a SPAC Acquisition Proposal, other than with the Company, its equityholders or their respective controlled Affiliates. If Sponsor receives any inquiry or proposal with respect to a SPAC Acquisition Proposal, then Sponsor shall promptly (and in no event later than twenty-four (24) hours after Sponsor becomes aware of such inquiry or proposal) (i) notify such person in writing that SPAC is subject to an exclusivity agreement with respect to the Merger that prohibits Sponsor from considering such inquiry or proposal and (ii) advise the Company of such inquiry or proposal.

2. Waivers.

(a) During the Effective Period, the Sponsor (for itself, and for its successors, heirs and assigns) hereby waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its, successors, heirs and assigns), to the fullest extent permitted by Law and the Governing Documents of SPAC, and agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate that the shares of Class B Common Stock held by the Sponsor convert into shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of SPAC in connection with the transactions contemplated by the Business Combination Agreement. For the avoidance of doubt, the foregoing waiver does not waive the Sponsor’s rights under Section 4.03 of the SPAC Certificate of Incorporation, that provide that in no event may any Class B Common Stock convert into shares of Class A Common Stock at a ratio that is less than one-for-one.

(b) The Sponsor hereby waives any and all Redemption Rights in respect to the Required Transaction Proposals and shall not elect to cause SPAC to redeem any Subject SPAC Equity Securities beneficially owned or owned of record by the Sponsor in connection with the Required Transaction Proposals.

(c) The Sponsor hereby waives any and all right, title, interest or claim of any kind in or to any distribution of the Trust Account with respect to the Subject SPAC Equity Securities.

3. Transfer of Shares.

(a) During the Effective Period, the Sponsor hereby agrees that the Sponsor shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Subject SPAC Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of the Sponsor’s Subject SPAC Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of the Sponsor’s Subject SPAC Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of any of the Sponsor’s Subject SPAC Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)), result in a sale or disposition of the Sponsor’s Subject SPAC Equity Securities or (v) enter into any agreement, undertaking or take any action that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, Sponsor’s obligations pursuant to this Agreement, except as expressly permitted by the Business Combination Agreement.

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(b) From the Closing until the earlier of (i) the Lock-Up Release Date (as defined below) or (ii) the valid termination of this Agreement pursuant to Section 7, the Sponsor hereby agrees that the Sponsor shall not, directly or indirectly, Transfer any of the Founder Shares; provided, however, that the foregoing shall not apply to any Transfer (A) to SPAC’s officers or directors, any affiliates or family member of any of SPAC’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an Affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement; and (F) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; provided, that any transferee of any Transfer of the type set forth in clauses (A) through (F) must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer. Notwithstanding the foregoing, the Sponsor shall be permitted to transfer Founder Shares to the SPAC, as successor by merger to the business of the Company, or to (i) an investor in the SPAC’s private placement of equity securities consummated contemporaneous with the Closing or (ii) a stockholder of the SPAC, in each case (i) and (ii), who enters into an agreement with the SPAC not to exercise redemption rights in connection with the Closing with respect to the shares of Class A Common Stock held by such stockholder, in each case in consideration of such investor’s purchase or non-redemption. For purposes of this Agreement, the “Lock-Up Release Date” means the earliest of (A) 180 days after the date of the Closing and (B) subsequent to the Closing, (x) if the last reported sale price of the Class A Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period commencing after the Closing, or (y) the date upon completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of SPAC having the right to exchange their SPAC Common Stock for cash, securities or other property.

(c) In furtherance of the foregoing, SPAC hereby agrees to (i) place a revocable stop order on all Founder Shares subject to Section 3(a) and Section 3(b), including those which may be covered by a registration statement, and (ii) notify SPAC’s transfer agent in writing of such stop order and the restrictions on such Founder Shares under Section 3(a) and Section 3(b) and direct SPAC’s transfer agent not to process any attempts by the Sponsor to Transfer any Founder Shares except in compliance with Section 3(a) and Section 3(b); for the avoidance of doubt, the obligations of SPAC under this Section 3(c) shall be deemed to be satisfied by the existence of any similar stop order and restrictions currently existing on the Founder Shares.

4. Other Covenants. The Sponsor hereby agrees to be bound by and subject to (i) Sections 5.3(a) (Confidentiality and Access to Information) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if the Sponsor is directly a party thereto, and (ii) Section 5.6(c) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to SPAC as if the Sponsor is directly a party thereto.

5. Sponsor Representations and Warranties. Sponsor represents and warrants to SPAC, the Company and Merger Sub that:

(a) Sponsor is a corporation, limited liability company, partnership, trust, proprietorship or other legal entity, it has all necessary corporate, limited liability company, limited partnership or other applicable power and authority to execute and deliver this Agreement and to perform Sponsor’s obligations

4

hereunder; (ii) the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement by Sponsor have been duly and validly authorized by all necessary action on the part of Sponsor; (iii) the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement by Sponsor will not, directly or indirectly (with or without notice or lapse of time), contravene, conflict with or result in a violation of the organizational documents of Sponsor or Sponsor’s Affiliates; and (iv) the execution and delivery of this Agreement does not, and the performance by Sponsor of Sponsor’s obligations hereunder will not, result in the creation or imposition of any Lien upon the Subject SPAC Equity Securities.

(b) Sponsor has duly and validly executed this Agreement, (ii) this Agreement is a legal, valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with the terms set forth herein (except as such enforceability (x) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar applicable Laws affecting or relating to enforcement of creditors’ rights generally and (y) is subject to general principles of equity), (iii) Sponsor is the sole legal and beneficial owner of, and has good and valid title, to, all of the Subject SPAC Equity Securities, and (iv) there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Subject SPAC Equity Securities), other than pursuant to the SPAC Certificate of Incorporation, or any restrictions on transfer arising under applicable securities Laws. Sponsor has the sole right to vote the Subject SPAC Equity Securities, and, none of the Subject SPAC Equity Securities are subject to any proxy, voting trust or other similar agreement or arrangement other than pursuant to the SPAC Certificate of Incorporation, or any restrictions on transfer arising under applicable securities Laws. The SPAC Equity Securities are the only equity securities of Sponsor owned legally or beneficially by Sponsor on the date hereof, Sponsor does not own beneficially or legally have the right to acquire, or have any other interest in, any other equity securities of SPAC or any of its Subsidiaries, or any rights to acquire, or any securities that are convertible into, any of the foregoing.

(c) Sponsor (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Subject SPAC Equity Securities, (ii) has not entered into any voting agreement or voting trust with respect to any of the Subject SPAC Equity Securities that is inconsistent with Sponsor’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Subject SPAC Equity Securities that is inconsistent with Sponsor’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement;

(d) There are no Proceedings pending against such Sponsor or to the knowledge of Sponsor threatened against Sponsor, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

6. Termination of SPAC Class B Common Stock Lock-up Period. Each SPAC Insider and SPAC hereby agree that effective as of the consummation of the Closing (and not before), Section 3 of that certain Letter Agreement, dated as of October 5, 2021 (the “Insider Letter”), by and among SPAC and the SPAC Insiders shall be amended and restated in its entirety as follows:

“3. Reserved.”

The amendment and restatement of the Insider Letter set forth in this Section 5 shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason in accordance with its terms.

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7. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Period; and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 7(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Sections 2, 3(b), 6 and 11 (solely to the extent related to the foregoing Sections 2 or 6) shall each survive the termination of this Agreement pursuant to Section 7(a), and (iii) Sections 8, 9, 10 and 11 (solely to the extent related to the following Sections 8 or 10) shall survive any termination of this Agreement. For purposes of this Section 7, (x) “Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement and (y) “Fraud” means an act or omission by a Party consisting of a false or incorrect representation or warranty expressly set forth in this Agreement with the intent that another Party rely on such representations and warranties, coupled with such other Party’s detrimental reliance on such representations and warranties under circumstances that constitute common law fraud under the Laws of the State of New York. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts based on negligence or recklessness.

8. No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any non-party affiliate of the Company or SPAC, as applicable (other than the SPAC Insiders named as parties hereto, on the terms and subject to the conditions set forth herein), and (b) none of the Company’s non-party affiliates or SPAC’s non-party affiliates (other than the SPAC Insiders named as parties hereto, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

9. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Sponsor makes no agreement or understanding herein in any capacity other than in the Sponsor’s capacity as a record holder and beneficial owner of the Subject SPAC Equity Securities, and not in the Sponsor’s (or any of its representatives’) capacity as a director, officer or employee of any SPAC Party, and (b) subject to Section 5.8 (SPAC Stockholder Approval) of the Business Combination Agreement, nothing herein will be construed to limit or affect any action or inaction by the Sponsor or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of any SPAC Party or as an officer, employee or fiduciary of any SPAC Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such SPAC Party.

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10. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), email (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) if to Parent:

Phoenix Biotech Acquisition Corp.

2201 Broadway, Suite 705

Oakland, CA 94612

Attention: Chris Ehrlich

Email:

with copies (which shall not constitute notice) to:

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Stephen M. Davis; Jeffrey A. Letalien

Email:

(b) if to Company:

CERo Therapeutics, Inc.

201 Haskins Way, Suite 230

San Francisco, CA 94080

Attention: Daniel Corey

Email:

with copies (which shall not constitute notice) to:

Cooley LLP

1700 Seventh Avenue, Suite 1900

Seattle, WA 98101-1355

Attention: Alan Hambelton; Kassendra Galindo

E-mail:

(c) if to Sponsor, to the address or facsimile number set forth under such Sponsor’s signature on the signature page hereto.

11. No Third-Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever in connection with the matters governed by this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

12. Amendment. Except as otherwise specifically set forth in this Agreement, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Except as otherwise specifically set forth in this Agreement, any amendment, supplement or modification of or to any provision of this Agreement and any waiver of any provision of this Agreement shall be effective only if it is made or given in writing and signed by Parent and the Company.

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13. Entire Agreement. This Agreement, the schedules hereto and the Business Combination Agreement contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof and supersede all prior discussions, negotiations, commitments, agreements and understandings, both written and oral, relating to such subject matter.

14. No Third-Party Beneficiaries. Except as otherwise provided in this Agreement, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns, and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder.

15. Further Assurances. From time to time and without additional consideration, Sponsor agrees that it (i) shall not take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect Sponsor’s, the Company’s and/or Parent’s ability to perform its obligations under this Agreement and/or the Business Combination Agreement, except as expressly contemplated by this Agreement or the Business Combination Agreement, and (ii) shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

16. Disclosure. Sponsor agrees to provide to Parent, the Company and their respective Representatives any information regarding such Sponsor or the Subject SPAC Equity Securities that is reasonably requested by Parent, the Company or their respective Representatives and required in order for the Company and Parent to comply with Sections 5.4(b) (Public Announcements) and 5.7 (Preparation of Registration Statement/Proxy Statement) of the Business Combination Agreement. Sponsor hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC or Nasdaq (including the Registration Statement/Proxy Statement), the Sponsor’s identity and ownership of the Subject SPAC Equity Securities and the nature of the Sponsor’s obligations under this Agreement.

17. Certain Events. Sponsor agrees (severally with respect to itself and not jointly) that this Agreement and the obligations hereunder will attach to Sponsor’s Subject SPAC Equity Securities and will be binding upon any Person to which legal or beneficial ownership of such Subject SPAC Equity Securities passes, whether by operation of law or otherwise, including such Sponsor’s heirs, guardians, administrators or successors.

18. Incorporation by Reference. 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures; Effectiveness), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PHOENIX BIOTECH ACQUISITION CORP.

By:
Name: Chris Ehrlich
Title: Chief Executive Officer

PHOENIX BIOTECH SPONSOR, LLC

By:
Name: Chris Ehrlich
Title: Manager

CERO THERAPEUTICS, INC.

By:
Name:
Title:

Solely for purposes of Section 6 of this Agreement, the following Other SPAC Insiders:

Chris Ehrlich, individually

Daniel Geffken, individually

Brian Atwood, individually

Caroline Loewy, individually

Barbara Kosacz, individually

Douglas Fisher, individually

Kathleen LaPorte, individually

Exhibit 10.2

COMPANY STOCKHOLDER SUPPORT AGREEMENT

This COMPANY STOCKHOLDER SUPPORT AGREEMENT (this “Agreement”), dated as of June 4, 2023, is made by and among Phoenix Biotech Acquisition Corp., a Delaware corporation (“Parent”), CERo Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the undersigned holders (together with each such holder who executes a signature page to this Agreement after the date hereof, collectively, the “Holders”) of capital stock of the Company. Each of Parent, the Company and the Holders may hereinafter be referred to as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS, Parent, PBCE Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company propose to enter into, concurrently herewith, a Business Combination in the form attached hereto as Exhibit A (as such agreement may be amended from time to time, the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving as the surviving corporation (the “Merger”), and, after giving effect to such Merger, a wholly-owned Subsidiary of Parent, all upon the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, each Holder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and has sole voting power with respect to the number and type of the Company Shares indicated opposite such Holder’s name on Schedule 1 attached hereto (or, in the case of any Holder who executes a signature page to this Agreement after the date hereof, attached to such Holder’s signature page) (as used herein, the term “Shares” means all the Company Shares held by the Holders as of the date hereof and any Company Shares or other equity interests or shares of the capital stock of the Company that such Holder may hereafter acquire, including, without limitation, through acquiring ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) prior to the termination of the obligations of such Holder under this Agreement);

WHEREAS, this Agreement is a material inducement to Parent’s, Merger Sub’s and the Company’s willingness to enter into the Business Combination Agreement and the Ancillary Documents and consummate the transactions contemplated thereby, including the Merger, pursuant to which such Holder will directly or indirectly receive a material benefit; and

WHEREAS, all capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to them in the Business Combination Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent and the Holders agree as follows:

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Section 2. Agreement to Vote Shares.

(a) During the period commencing from the date hereof and ending on the Expiration Date (as defined below) (the “Effective Time”), each Holder, by this Agreement, solely in their capacity as a stockholder of the Company, unconditionally and irrevocably agrees to, at any meeting of the Company Stockholders (or any adjournment or postponement thereof), and in any action by written consent of the Company Stockholders (which written consent shall be delivered promptly, and in any event within five (5) Business Days following the date that the Registration Statement becomes effective), such Holder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its, his or her Company Shares to be counted as present thereat for purposes of establishing a quorum, and such Company Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its, his or her Company Shares:

(i) to vote (A) in favor of adoption and approval of the Business Combination Agreement, the Merger, and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the other transactions contemplated by the Business Combination Agreement, and (B) against (x) any proposal that would result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Business Combination Agreement, (y) any proposal that conflicts or materially impedes, delays, frustrates, prevents, interferes or nullifies any provision of this Agreement, the Business Combination Agreement or the Merger, including any Company Acquisition Proposal, or (z) would adversely affect or delay the consummation of the transactions contemplated by the Business Combination Agreement or that would otherwise reasonably be expected to result in the failure of the Merger from being consummated. Each Holder acknowledges receipt and review of a copy of Business Combination Agreement and that the obligations of each Holder specified in this Section 1 shall apply whether or not the Merger is recommended by the Board of Directors of the Company; and

(ii) in any other circumstances upon which a consent or other approval is required under the Governing Documents of the Company or otherwise sought with respect to, or in connection with, the Business Combination Agreement or the Merger, to vote, consent or approve (or cause to be voted, consented or approved) all of such Shares held at such time in favor thereof.

[(b) Without limiting any other rights or remedies of Parent, each Holder hereby irrevocably appoints Parent or any individual designated by Parent as such Holder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of such Holder, up to the Expiration Date, to attend on behalf of such Holder any meeting of the Company Stockholders with respect to the matters described in Section 1(a)(ii), to include the Shares held by such Holder in any computation for purposes of establishing a quorum at any such meeting of the Company Stockholders, to vote (or cause to be voted) such Shares or consent (or withhold consent) with respect to any of the matters described in Section 1(a)(ii) in connection with any meeting of the Company Stockholders or any action by written consent by the Company Stockholders (including the Company Stockholder Written Consent), in each case, only in the event and to the extent that the Holder fails to timely perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to this Section 1(b) on any matter except those provided in Section 1(a), and each Holder may vote its, his or her Shares on all other matters, subject to the other applicable covenants, agreements and obligations set forth in this Agreement.

(c) The proxy granted by each Holder pursuant to Section 1(b) (i) will be automatically revoked upon the Expiration Date, (ii) is coupled with an interest sufficient in Law to support, subject to clause (i), an irrevocable proxy and is granted in consideration for Parent entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby, and (iii) is a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Holder and shall revoke any and all prior proxies granted by such Holder with respect to the Shares held by such Holder. The vote or consent of the proxyholder in accordance with Section 1(b) and with respect to the matters in Section 1(a)(ii) shall control in the event of any conflict between such vote or consent by such proxyholder and a vote or consent by each Holder (or any other Person with the power to vote the Shares held by such Holder) with respect to the matters in Section 1(a)(ii).]1

[1]	This was omitted in the agreement with one stockholder.

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(d) During the Effective Time, except as expressly set forth herein, no Holder shall enter into any agreement, understanding or arrangement (whether written or oral) with any Person to vote or give instructions in any manner inconsistent with this Section 1. Any such vote shall be cast, or consent shall be given, in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

(e) In the event of any equity dividend or distribution, or any change in the equity interests of the Company by reason of any equity dividend or distribution, equity split, recapitalization, combination, conversion, exchange of equity interests or the like prior to the Closing (including the transactions contemplated by the Business Combination Agreement), the term “Shares” shall be deemed to refer to and include the Shares as well as all such equity dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or that are received in such transaction (including the SPAC Common Stock received as result of the consummation of the Merger pursuant to the Business Combination Agreement). For the avoidance of doubt, in no event shall the term “Shares” be deemed to refer to or include any securities issued to any Holder pursuant to any Subscription Agreement.

Section 3. Transfer of Shares. Each Holder agrees that, during the Effective Time, he, she or it shall not sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Shares or otherwise agree to do any of the foregoing (collectively, a “Transfer”), except (i) in compliance with all applicable federal and state securities Laws, (ii) in compliance with the Governing Documents of the Company (it being understood and agreed than any waiver or consent to any Transfer pursuant to the Governing Documents of the Company shall require the mutual consent of Parent and the Company) provided, that the foregoing shall not prohibit the transfer of the Shares (A) if Holder is an individual (1) to any member of such Holder’s immediate family, or to a trust for the benefit of Holder or any member of Holder’s immediate family, the sole trustees of which are such Holder or any member of such Holder’s immediate family or (2) by will, other testamentary document, under the laws of intestacy or by virtue of laws of descent and distribution upon the death of Holder; or (B) if Holder is an entity, a partner, member, or affiliate of Holder, but only if, in the case of clause (A) and (B), such transferee shall concurrently execute this Agreement or a joinder agreeing to become a party to this Agreement, (iii) in compliance with the Business Combination Agreement or to another Company Stockholder that is a party to this Agreement and bound by the terms and obligations hereof and (iv) for avoidance of doubt, in each case (i)-(iii) if, prior to such Transfer, each transferee signs a counterpart to this Agreement pursuant to which such transferee agrees to be bound by the terms of this Agreement and to be a “Holder” hereunder; provided that, any subsequent transfer of the Shares by any such transferee shall also be made pursuant to, and in accordance with, all of the provisions of this Section 2 to the same extent as if each such transferee were a Holder. Each Holder shall not, directly or indirectly,

(i) pledge, encumber or create a Lien on any Shares or enter into any contract, option, commitment or other arrangement or understanding with respect to the foregoing;

(ii) grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to any of such Holder’s Shares;

(iii) enter into, or deposit any of such Holder’s Shares into, a voting trust or take any other action which would, or would reasonably be expected to, result in a diminution of the voting power represented by any of such Holder’s Shares; or

(iv) commit or agree to take any of the foregoing actions.

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As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the Effective Time, (ii) such date and time as the Business Combination Agreement shall be terminated pursuant to Article 7 thereof and (iii) upon mutual written agreement of the Parties.

Section 4. Certain Covenants of the Holder.

(a) Each Holder and the Company hereby agree that, notwithstanding anything to the contrary in any such agreement, (i) each of the agreements set forth on Schedule 2 hereto shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Effective Time and (ii) upon such termination neither the Company nor any of its Affiliates shall have any further obligations or any Liability under or with respect to each such agreement. Without limiting the above, each of the Equity Holders who are a party to the agreements set forth on Schedule 2 hereby expressly and irrevocably acknowledge and agree that all terms and conditions of the respective agreements to which they are a party were duly observed or waived, as applicable.

(b) Each Holder hereby agrees to be bound by and subject to (i) Sections 5.3(a) (Confidentiality) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Holder is directly party thereto, and (ii) Section 5.6(a) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if the Holder is directly party thereto.

Section 5. Representations and Warranties of Holders. Each Holder hereby represents and warrants to Parent as follows:

(a) (i) if such Holder is a natural person, he or she has all the requisite power, legal capacity, and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if such Holder is not a natural person, (A) is a legal entity duly incorporated, formed or organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation, formation or organization, and (B) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by such Holder and, assuming due authorization, execution and delivery by the other Parties, constitutes a valid, legal and binding agreement with respect to such Holder, enforceable against such Holder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity affecting the availability of specific performance and other equitable remedies;

(c) if such Holder is the beneficial owner of any Shares held in trust, no consent of any beneficiary of such trust is required in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby or by the Business Combination Agreement;

(d) there are no Proceedings pending against such Holder or to the knowledge of such Holder threatened against such Holder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Holder of its, his or her obligations under this Agreement.

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(e) such Holder is the record and beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of, and has good and valid title to, all of such Holder’s Share set forth opposite the Holder’s name on Schedule 1 hereto, free and clear of any Liens, other than Liens created by this Agreement, applicable securities laws, the Company’s Governing Documents, that certain Registration Rights Agreement made as of October 5, 2021 by and among the Company and certain of its stockholders (the “Registration Rights Agreement”), that certain Stockholders Agreement made as of May 22, 2019, by and among the Company and certain of its stockholders (the “Stockholders Agreement”), and Permitted Liens. Such Holder has sole, and otherwise unrestricted, voting and investment power with respect to such Shares; none of the Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares (other than the Stockholders Agreement); and no Person has any right to acquire from such Holder any of the Shares indicated opposite such Holder’s name on Schedule 1 hereto;

(f) such Holder agrees to promptly notify Parent and Company in writing of any changes or updates to Schedule 1 hereto as it relates to such Holder after the date hereof;

(g) such Holder understands that, at the Effective Time, each outstanding Share shall be converted into the right to receive the Merger Consideration as set forth in the Business Combination Agreement;

(h) the execution and delivery of this Agreement by such Holder, the consummation by such Holder of the transactions contemplated hereunder and the performance by such Holder of his, her or its obligations hereunder do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, any Contract or any judgment to which such Holder is a party or by which such Holder is bound, or any Law to which such Holder is subject or, in the event that such Holder is a corporation, company, partnership, limited liability company, joint venture, association, trust, business trust or other entity, any Governing Document of such Holder;

(i) the execution and delivery of this Agreement by such Holder, the consummation by such Holder of the transactions contemplated hereunder and the performance by such Holder of his, her or its obligations hereunder do not and will not require any consent, approval, qualification, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Entity by such Holder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, qualifications, orders or authorizations or registrations, declarations or filings, would not prevent or impair in any material respect the performance by such Holder of his, her or its obligations under this Agreement;

(j) no investment banker, broker, finder, consultant or intermediary or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission based upon arrangements made by or on behalf of such Holder in connection with its entering into this Agreement; and

(k) such Holder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Parent and the Company to make an informed decision regarding this Agreement and the transactions contemplated hereby and has independently and without reliance upon Parent or the Company and based on such information as such Holder has deemed appropriate, made its, his or her own analysis and decision to enter into this Agreement. Each Holder acknowledges that Parent and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Unitholder acknowledges that the agreements contained herein with respect to the Company Shares held by such Holder are irrevocable.

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Section 6. Remedies. Notwithstanding anything to the contrary set forth in the Business Combination Agreement, the Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 7. No Waivers. No waiver of any breach of this Agreement extended by Parent to a Holder shall be construed as a waiver of any rights or remedies of Parent with respect to any other Holder or with respect to any subsequent breach of such Holder or any other such Holder. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by any such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

Section 8. Appraisal Rights; Claims. Each Holder hereby agrees (a) not to exercise any appraisal rights or any dissenters’ rights that such Holder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, including the Merger, and (b) not to commence or participate in any claim, derivative or otherwise, against the Company, Parent, Merger Sub or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Business Combination Agreement or the consummation of the Merger, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging a breach of any fiduciary duty of the Company Board in connection with this Agreement, the Business Combination Agreement or the Merger.

Section 9. Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the transactions contemplated hereby will be paid by the party incurring such fees or expenses, whether or not such transactions contemplated hereby are consummated.

Section 10. Trust Account Waiver. Reference is made to the final prospectus of Parent, filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-259491) on October 8, 2021 (the “Prospectus”). The Holder acknowledges, agrees and understands that Parent has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering and certain proceeds of the private placement (including interest accrued from time to time thereon) for the benefit of Parent’s public stockholders. The Holder hereby agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement, the transactions contemplated hereby or any proposed or actual business relationship between Parent or any of its Representatives or Affiliates, on the one hand, and the Holder or any of its Representatives or Affiliates, on the other hand or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Holder hereby agrees that, notwithstanding anything to the contrary in this Agreement, it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability.

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Section 11. Fiduciary Duty as Director. Parent acknowledges and agrees that each Holder’s obligations hereunder are solely in its capacity as a Company Stockholder, and that none of the provisions herein set forth shall be deemed to restrict or limit any actions taken by any employee, officer, director (or person performing similar functions), partner or other Affiliate (including, for this purpose, any appointee or representative of the Holder to the board of directors of the Company) of the Holder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company) or other fiduciary capacity for the Company Stockholders.

Section 12. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), email (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) if to Parent:

Phoenix Biotech Acquisition Corp.

2201 Broadway, Suite 705

Oakland, CA 94612

Attention: Chris Ehrlich

Email:

with copies (which shall not constitute notice) to:

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Stephen M. Davis; Jeffrey A. Letalien

Email:

(b) if to Company:

CERo Therapeutics, Inc.

201 Haskins Way, Suite 230

San Francisco, CA 94080

Attention: Daniel Corey

Email:

with copies (which shall not constitute notice) to:

Cooley LLP

1700 Seventh Avenue, Suite 1900

Seattle, WA 98101-1355

Attention: Alan Hambelton; Kassendra Galindo

E-mail:

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(c) if to a Holder, to the address or facsimile number set forth under such Holder’s signature on the signature page hereto.

Section 13. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and assigns.

Section 14. Amendment. Except as otherwise specifically set forth in this Agreement, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Except as otherwise specifically set forth in this Agreement, any amendment, supplement or modification of or to any provision of this Agreement and any waiver of any provision of this Agreement shall be effective (a) only if it is made or given in writing and signed by Parent and all of the Holders or, in the case of a waiver, by Parent and (b) only in the specific instance and for the specific purpose for which made or given. Notwithstanding anything to the contrary contained herein, any holder of Shares may become party to this Agreement by executing and delivering a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as a Holder hereunder. In such event, each such person shall thereafter be deemed a Holder for all purposes under this Agreement.

Section 15. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earliest to occur of (a) the Effective Time, (b) such date and time as the Business Combination Agreement shall be terminated pursuant to Article 7 thereof, and (c) upon mutual written agreement of the Parties. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement; provided, however, that (i) the termination of this Agreement pursuant to the foregoing clause (b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud; (ii) the provisions of Section 2 (Transfer Restrictions), Section 3(a) (Termination of Related Party Agreements) and Section 7(b) (Claims) shall survive the termination of this Agreement pursuant to the foregoing clause (a); and (iii) the provisions of Section 5 (Remedies), Section 7(a) (Appraisal Rights), Section 8 (Fees and Expenses), Section 9 (Trust Account Waiver), Section 10 (Notices), Section 11 (Assignment), Section 12 (Amendment), this Section 13 (Termination), Section 14 (Entire Agreement), Section 17 (Further Assurances), Section 20 (Miscellaneous) and Section 21 (Parties Advised by Counsel) of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

Section 16. Entire Agreement. This Agreement, the schedules hereto and the Business Combination Agreement contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof and supersede all prior discussions, negotiations, commitments, agreements and understandings, both written and oral, relating to such subject matter.

Section 17. No Third-Party Beneficiaries. Except as otherwise provided in this Agreement, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns, and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder.

Section 18. Capacity as a Holder. Notwithstanding anything herein to the contrary, the Holder signs this Agreement solely in the Holder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of any affiliate, employee, or designee of the Holder or any of its affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

8

Section 19. Further Assurances. From time to time and without additional consideration, each Holder agrees that it (i) shall not take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect such Holder’s, the Company’s and/or Parent’s ability to perform its obligations under this Agreement and/or the Business Combination Agreement, except as expressly contemplated by this Agreement or the Business Combination Agreement, and (ii) shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as the Company may reasonably request for the purpose of carrying out and furthering the intent of this Agreement. In addition, each Holder that is a party to the Registration Rights Agreement agrees to execute and deliver a counterpart of the Investor Rights Agreement, to become effective as of, and contingent upon consummation of, the Closing.

Section 20. Disclosure. Each Holder agrees to provide to Parent, the Company and their respective Representatives any information regarding such Holder or such Holder’s Shares that is reasonably requested by Parent, the Company or their respective Representatives and required in order for the Company and Parent to comply with Sections 5.4(b) (Public Announcements) and 5.7 (Preparation of Registration Statement/Proxy Statement) of the Business Combination Agreement. Each Holder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC or Nasdaq (including the Registration Statement/Proxy Statement), the Holder’s identity and ownership of the Shares and the nature of the Holder’s obligations under this Agreement.

Section 21. Certain Events. Each Holder agrees (severally with respect to itself and not jointly) that this Agreement and the obligations hereunder will attach to such Holder’s Shares and will be binding upon any Person to which legal or beneficial ownership of such Holder’s Shares passes, whether by operation of law or otherwise, including such Holder’s heirs, guardians, administrators or successors.

Section 22. Miscellaneous. The provisions of Section 8.5 (Governing Law), Section 8.7 (Construction; Interpretation), Section 8.10 (Severability), Section 8.11 (Counterparts; Electronic Signatures), Section 8.15 (Waiver of Jury Trial) and Section 8.16 (Submission to Jurisdiction) of the Business Combination Agreement shall apply to this Agreement mutatis mutandis as if set forth herein.

Section 23. Parties Advised by Counsel. This Agreement has been negotiated between unrelated parties who are sophisticated and knowledgeable in the matters contained in this Agreement and who have acted in their own self-interest. In addition, each Party has had the opportunity to seek advice of legal counsel. This Agreement will not be interpreted or construed against any Party because that Party or any attorney or representative for that Party drafted or participated in the drafting of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

PHOENIX BIOTECH ACQUISITION CORP.

By:
Name:
Title:

CERO THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

[[HOLDER]

[Type in name of individual Holder]]

[for an entity, use the following signature block instead]

[[HOLDER]

[Type in name of Holder entity]

By:
Name:
Title:]

Address for Notice:

Email for Notice:

Facsimile for Notice:

[Signature Page to Support Agreement]

SCHEDULE 1

Holder	Number of Shares Held	Type	Address

[Schedule 1 to Support Agreement]

SCHEDULE 2

Terminated Related Party Agreements

[Schedule 2 to Support Agreement]

Exhibit 99.1

CERo Therapeutics, Inc. and Phoenix Biotech Acquisition Corp.

Announce Merger Agreement to Create Public Company

Advancing the Development of Next Generation

Engineered T Cell Therapeutics

•

CERo is an innovative immunotherapy company seeking to advance the next generation of engineered T cell therapeutics that employ phagocytic mechanisms. Its lead product candidate is expected to enter clinical trials in 2024.

•	Anticipated cash resources will fund the advancement of CERo’s lead product candidate, CER-1236 to early clinical data in hematological oncology

•

The transaction reflects a pre-money equity value of $50 million for CERo, pro forma equity capitalization of $145 million and is expected to provide up to $13.7 million held in trust, assuming no redemptions by current Phoenix stockholders and no additional capital raised

•	Business combination expected to be completed in the second half of 2023, with the combined company to be listed on Nasdaq under the ticker “CERO”

South San Francisco, CA and Oakland, CA – June 5, 2023 (GLOBE NEWSWIRE) — CERo Therapeutics, Inc. (“CERo”), an innovative immunotherapy company seeking to advance the next generation of engineered T cell therapeutics that employ phagocytic mechanisms, and Phoenix Biotech Acquisition Corp. (NASDAQ:PBAX) (“PBAX”), a special purpose acquisition company formed for the purpose of acquiring or merging with one or more businesses, today announced they have entered into a definitive business combination agreement. Upon closing of the transaction, anticipated to occur in the second half of 2023, the combined company will be named CERo Therapeutics Holdings, Inc. and will be led by CERo and PBAX’s founding members, including Daniel Corey, M.D., CERo’s CEO, Chris Ehrlich, PBAX’s CEO, and Brian G. Atwood, the Chairman of PBAX. The combined company’s common stock is expected to be listed on the Nasdaq Capital Market under the ticker symbol “CERO.” Mr. Atwood will serve as Chief Executive Officer of the combined company, Mr. Ehrlich will serve as its Chief Financial Officer and Chief Operating Officer and Dr. Corey will serve as its Chief Technology Officer.

“We are thrilled to join forces with PBAX ,” said Daniel Corey, CEO of CERo. “With CERo technology we see an opportunity to engage the body’s full immune repertoire for optimized cellular immunotherapy. Chris and Brian bring a wealth of experience to the CERo team during this important time as we look to test the first CER T cell therapeutic candidate in the clinic.”

“After an exhaustive search for the right target for PBAX, we are thrilled to merge with CERo. The talented founding team has done a tremendous job of creating value in a timely and capital efficient manner and we look forward to working together with them to advance their promising technology to the next level” stated Chris Ehrlich, CEO and director of PBAX.

“CERo technology is an exciting step forward in cancer cell therapy and I’ve been following the significant progress the company has made since its first round of institutional funding in 2019,” said Brian G. Atwood, Chairman of PBAX. “I’m excited to join Daniel Corey and his team to lead the company’s first therapy, CER-1236, into clinical trials beginning in lymphoma and leukemia, and shortly afterward solid tumors.”

CERo Therapeutics is pioneering a new and powerful class of cell-based therapies that combine the innate and adaptive arms of the immune system into single T cells, effectively creating cells that both phagocytose (“eat”) and lyse (“explode”) targeted cancer cells. This technology drives a more comprehensive and durable anti-tumor response, and demonstrated this in the company’s experiments. Since its Series A financing in 2019, the company has repeatedly demonstrated the ability to destroy cancer cells and tumors across several experimental models of liquid and solid tumors, in both in vivo and in vitro experiments. The company plans to file its first IND in 2024.

The resources of the combined company are expected to provide CERo with the capital to advance CER-1236, its lead product candidate, into clinical trials for hematologic malignancies and expand the clinical development of CER-1236 into other difficult to treat cancers, including solid tumors.

Key Transaction Terms

Upon the closing of the business combination, and assuming no redemptions of shares of PBAX by its public stockholders, CERo would expect to receive up to $13.7 million of cash held in trust. The business combination reflects a pre-money equity value of $50 million for CERo and a pro forma capitalization of the combined company of $145 million. The business combination is subject to a minimum cash condition of $30 million, net of transaction expenses, which is expected to be funded through proceeds of the trust account and additional financing, including investments from existing stockholders of CERo. The parties intend to seek to secure such additional financing through a private placement.

The boards of directors of both CERo and PBAX have unanimously approved the proposed transaction with expected completion in the second half of 2023. The closing of the transaction is subject to approval of PBAX shareholders and the satisfaction, or waiver of, the minimum cash condition and certain other customary closing conditions.

Additional information about the transaction will be provided in a Current Report on Form 8-K to be filed by PBAX with the Securities and Exchange Commission (“SEC”) and will be available on the SEC’s website at www.sec.gov. In addition, PBAX intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC.

Advisors

Cooley LLP and Ellenoff Grossman & Schole LLP are acting as legal counsel to CERo. Cohen and Company Capital Markets, a Division of J.V.B. Financial Group, LLC is acting as the financial advisor and lead placement agent to PBAX. Goodwin Procter LLP is serving as legal counsel to PBAX.

About CERo Therapeutics, Inc.

CERo is an innovative immunotherapy company advancing the development of next generation engineered T cell therapeutics for the treatment of cancer. Its proprietary approach to T cell engineering, which enables it to integrate certain desirable characteristics of both innate and adaptive immunity into a single therapeutic construct, is designed to engage the body’s full immune repertoire to achieve optimized cancer therapy. This novel cellular immunotherapy platform is expected to redirect patient-derived T cells to eliminate tumors by building in engulfment pathways that employ phagocytic mechanisms to destroy cancer cells, creating what CERo refers to as Chimeric Engulfment Receptor T cells (“CER-T”). CERo believes the differentiated activity of CER-T cells will afford them greater therapeutic application than currently approved chimeric antigen receptor (“CAR-T”) cell therapy, as the use of CER-T may potentially span both hematological malignancies and solid tumors. CERo anticipates initiating clinical trials for its lead product candidate, CER-1236, in 2024 for hematological malignancies.

About Phoenix Biotech Acquisition Corp.

Phoenix Biotech Acquisition Corp. (NASDAQ: PBAX) is a blank-check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. For more information about PBAX, visit www.phoenixbiotechacquisitioncorp.com.

Additional Information about the Business Combination and Where to Find It

This press release relates to the proposed business combination by and between PBAX, CERo and PBCE Merger Sub, Inc., a wholly-owned subsidiary of PBAX (“Merger Sub”). In connection with the proposed business combination, PBAX intends to file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 (“Registration Statement”), which will include a preliminary proxy statement and a preliminary prospectus relating to the shares of PBAX common stock to be issued in connection with the proposed business combination. This press release is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that PBAX has filed or will file with the SEC or send to its stockholders in connection with the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis for any investment decision or any other decision in respect of the proposed business combination.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, PBAX’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY PBAX WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

The definitive proxy statement/final prospectus will be mailed to stockholders of PBAX as of a record date to be established for voting on the proposed business combination. Additionally, PBAX will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by PBAX may be obtained, when available, free of charge from PBAX at www.phoenixbiotechacquisitioncorp.com. PBAX stockholders may also obtain copies of the definitive proxy statement/final prospectus, when available, without charge, by directing a request to PBAX’s Secretary at Phoenix Biotech Acquisition Corp., 2201 Broadway, Suite 705, Oakland, CA 94612, Attention: Secretary.

No Offer or Solicitation

This press release is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement, by and between PBAX, Merger Sub and CERo, dated June 4, 2023, and filed as Exhibit 2.1 to the Current Report on Form 8-K filed by PBAX on June 5, 2023, which contains the full terms and conditions of the proposed business combination.

Participants in Solicitation

This press release may be deemed solicitation material in respect of the proposed business combination. PBAX and CERo and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from PBAX’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of PBAX’s directors and officers in PBAX’s filings with the SEC, including PBAX’s initial public offering prospectus, which was filed with the SEC on October 8, 2021 and PBAX’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of PBAX’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PBAX’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by PBAX’s public stockholders, the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom, the timing of clinical trials for CERo’s product candidates, including CER-1236 and the success of such product candidates. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of CERo’s and PBAX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CERo and PBAX.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the stockholders of PBAX is not obtained; (iii) the ability to maintain the listing of the combined company’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations of PBAX or CERo as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CERo’s business strategy and the timing of expected business milestones; (x) the effects of competition on CERo’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against PBAX, CERo or any of their respective directors or officers, following the announcement of the proposed business combination; (xiii) the amount of redemption requests made by PBAX’s public stockholders; (xiv) the ability of PBAX to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to biotechnology, industry and regulations; (xvii) changes in laws and regulations; and (xviii) those factors discussed in PBAX’s Annual Report on Form 10-K for the year ended December 31, 2022 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, in each case, under the heading “Risk Factors,” and other documents of PBAX to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or PBAX’s or CERo’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PBAX nor CERo presently know or that PBAX and CERo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PBAX’s, and CERo’s expectations, plans or forecasts of future events and views as of the date of this press release. PBAX, and CERo anticipate that subsequent events and developments will cause PBAX’s and CERo’s assessments to change. However, while PBAX, and CERo may elect to update these forward-looking statements at some point in the future, each of PBAX, and CERo specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing PBAX’s and CERo’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Chris Ehrlich

chris@phoenixbiotechacquisitioncorp.com

Exhibit 99.2

CERO THERAPEUTICS

The Next Era in Cell Therapy

MAY 2023

The Next Era in Cell Therapy MAY 2023 Exhibit 99.2

Disclaimers and Other Important Information This presentation (this “Presentation”) is provided for informational purposes only and for no other purpose and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination by and among CERo Therapeutics, Inc. (“Cero”), Phoenix Biotech Acquisition Corp. (“PBAX”) and PCBE Merger Sub, Inc., a wholly-owned subsidiary of PBAX (“Merger Sub”) (the “Potential Business Combination” and, together with related transactions, the “Potential Transactions”). The information contained herein is preliminary in nature and is subject to change, and such changes may be material. Cero’s business is subject to a number of risks that are not described in this presentation, including those set forth in the description of forward-looking statements below and in the Summary of Risk Factors at the end of this presentation, which are to be further described in the Proxy / Registration Statement (as defined below). By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Cero and PBAX, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of Cero and the Potential Business Combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Cero, PBAX or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents (including internal economic models), its omissions, reliance on the information contained within it, or opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Cero nor PBAX has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communication from or with Cero, PBAX or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purpose to be all-inclusive or contain all of the information that may be required to make a full analysis of Cero or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Cero and the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. In connection with the Potential Business Combination, a registration statement on Form S-4 (the “Form S-4”) is expected to be filed with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a preliminary proxy statement for the stockholders of PBAX that also constitutes a preliminary prospectus relating to the shares of PBAX common stock to be issued in connection with the Proposed Business Combination (as amended or supplemented from time to time, the “Proxy / Registration Statement”). CERO AND PBAX URGE INVESTORS, STOCKHOLDERS AND OTHER INTERESTED PERSONS TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY / REGISTRATION STATEMENT AND AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE POTENTIAL BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT CERO, PBAX AND THE POTENTIAL BUSINESS COMBINATION. The Form S-4 and other documents in connection with the Potential Business Combination will be filed after you have made an investment decision one way or the other regarding any potential investment in Cero or PBAX. Because of this sequencing, when deciding whether to invest in Cero or PBAX, you should carefully consider the information made available to you, including this Presentation, through the date of your decision. If you sign a subscription agreement, you will be required to make certain representations relating to the foregoing. After the Proxy / Registration Statement is declared effective by the SEC, the definitive Proxy / Registration Statement will be mailed to PBAX’s stockholders as of a record date to be established for voting on the Potential Business Combination. Interested parties will also be able to obtain free copies of such documents filed with the SEC (once available) at the SEC’s website located at www.sec.gov, or security holders may direct a request to Phoenix Biotech Acquisition Corp., Attn: Secretary, 2201 Broadway, Suite 705, Oakland, CA.  No Offer or Solicitation This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there by any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. Cero and PBAX reserve the right to withdraw or amend for any reason any offering and to reject any subscription agreement for any reason. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. None of PBAX, Merger Sub nor Cero are making an offer of the securities in any jurisdiction where the offer is not permitted. This presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. Participants in Solicitation Cero, PBAX and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PBAX’s security holders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of PBAX’s directors and executive officers in its filings with the SEC, including PBAX’s initial public offering prospectus, which was filed with the SEC on October 8, 2021, Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 24, 2023 (the “10-K”) and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of PBAX’s security holders in connection with the Potential Business Combination will be set forth in the Form S-4, along with information concerning the interests of PBAX’s and Cero’s participants in the solicitation. Such interest may, in some cases, be different from those of PBAX’s or Cero’s equity holders generally.

Disclaimers and Other Important Information Forward-Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statement regarding estimates and forecasts of financial and performance metrics; expected results; the potential effectiveness of CER-T cells, the anticipated growth and expansion of Cero’s business and the viability of Cero’s growth strategy; trends and developments in Cero’s industry; patents and other intellectual property protections; Cero’s addressable market; competitive position; potential market opportunities; expected synergies; the listing of Cero’s securities on Nasdaq; the expected management and governance of Cero and other matters. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Cero and/or PBAX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Cero and PBAX. These forward-looking statements are subject to a number of risks and uncertainties, including: the risk that the Potential Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of PBAX’s securities; PBAX’s potential failure to obtain any needed extension of the deadline for the Potential Business Combination; the failure to satisfy the conditions to the consummation of the Potential Business Combination, including the adoption of the business combination by the stockholders of PBAX; failure to satisfy the minimum cash amount following redemptions by PBAX’s public stockholders in connection with a stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the Potential Business Combination; the occurrence of any event change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the Potential Business Combination; actual or potential conflicts of interest of PBAX’s management with its public stockholders; the effect of the announcement or pendency of the Potential Business Combination on Cero’s business relationships, performance and business generally; risks that the Potential Business Combination disrupts current plans of Cero and potential difficulties in Cero’s employee retention as a result of the Potential Business Combination; the outcome of any legal proceedings that may be instituted against Cero or against PBAX related to the business combination agreement or the Potential Business Combination; failure to realize the anticipated benefits of the Potential Business Combination; the inability to meet and maintain the listing of PBAX’s securities on Nasdaq; the risk that the price of Cero’s or PPBAX’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting Cero’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, and identify and realize additional opportunities; the risk that Cero will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact Cero and its industry in general; factors that affect biotech companies generally; the risk that Cero will not advance out of preclinical trials; changes in, and Cero’s ability to comply with, laws and government regulations; and other risk and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the 10-K and subsequently filed Quarterly Reports on Form 10-Q, the Form S-4 and the proxy statement/prospectus contained therein, as well as those contained in the Potential Business Combination Risk Factors provided at the end of this Presentation. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Cero nor PBAX presently know or that Cero and PBAX currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Cero’s and/or PBAX’s expectations, plans or forecasts of future events as of the date of this Presentation. Cero and PBAX anticipate that subsequent events and developments will cause Cero and PBAX’s assessments to change. However, while Cero and PBAX may elect to update these forward-looking statements at some point in the future, Cero and PBAX specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Cero and/or PBAX’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Financial Information; Non-GAAP Financial Terms The financial information and data contained in this Presentation are unaudited. The financial information and data do not conform to Regulation S-X promulgated by the SEC. Such information and data may not be included in, may be adjusted in, or may be presented differently in the Form S-4 or other report or document to be filed or furnished by Cero or PBAX with the SEC. This presentation discusses product candidates that are under preclinical study and which have not yet been approved for marketing by the U.S. Food and Drug Administration. No representation is made as to the safety or effectiveness of these product candidates for the uses for which they are being studied. Trademarks This Presentation contains trademarks, service marks, trade names, and copyrights of Cero, PBAX and third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or copyrights in this Presentation is not intended to, and does not imply, a relationship with Cero or PBAX, or an endorsement or sponsorship by or of Cero or PBAX. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, * or © symbols, but such references are not intended to indicate, in any way, that Cero or PBAX will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable licensor to these trademarks, service marks, trade names and copyrights.

Engineering Engulfment
into T-Cells

A Simple Idea

Turned into a Novel Therapeutic

4

A Simple Idea Turned into a Novel Therapeutic Engineering Engulfment into T-Cells

Lysis, tumor cell apoptosis Proliferation and serial killing Trafficking to tumors Release of anti-tumor cytokines Persistence and memory formation 20+ years of research and clinical experience 10+ years of manufacturing expertise FDA experience, familiarity and comfort T Cells Are the Right Chassis Perforin / granzyme Effector cytokines Specificity Activation / proliferation Cell mediated toxicity Trafficking Memory formation T-Cell Receptor (TCR) Fas Ligand (FasL)

CER-T Cells Designed to Eliminate the Entire Tumor Tumor Cell PS CER CER-T Cell Chimeric engulfment receptor T cells (CER-T) binds to phosphatidylserine (PS), the “eat me” signal on tumor cell BIND

CER-T Cells Designed to Eliminate the Entire Tumor

Tumor Cell
PS
CER
CER-T Cell
ENGULFMENT
Tumor cell fragments
Peptide processing and presentation

BIND

EAT

7

CER-T Cells Designed to Eliminate the Entire Tumor Tumor Cell PS CER CER-T Cell Peptide processing and presentation Tumor cell fragments ENGULFMENT Chimeric engulfment receptor T cells (CER-T) binds to phosphatidylserine (PS), the “eat me” signal on tumor cell BIND Binding to PS mediates the capture and uptake of tumor cell fragments, which are engulfed EAT

Tumor Cell PS CER CER-T Cell Peptide processing and presentation MHC I MHC II Helper T cells Cytotoxic T cells ADAPTIVE Immune Responses Tumor cell fragments ENGULFMENT CER-T Cells Designed to Eliminate the Entire Tumor Chimeric engulfment receptor T cells (CER-T) binds to phosphatidylserine (PS), the “eat me” signal on tumor cell BIND Binding to PS mediates the capture and uptake of tumor cell fragments, which are engulfed EAT Tumor cell phagocytosis leads to efficient tumor antigen capture, antigen processing, and antigen presentation PRESENT

CER-T Cells Designed to Eliminate the Entire Tumor

INNATE
Immune Responses
Tumor Cell
TUMOR CELL KILLING
PS
CER
CER-T Cell
TUMOR CELL KILLING
ENGULFMENT
Tumor cell fragments
MHC II
Peptide processing and presentation
Activated T cell clones
Helper T cells
MHC I
T CELL CLONAL EXPANSION
Cytotoxic T cells
ADAPTIVE
Immune Responses

BIND

EAT

PRESENT

LYSE

9

Chimeric engulfment receptor T cells (CER-T) binds to phosphatidylserine (PS), the “eat me” signal on tumor cell Binding to PS mediates the capture and uptake of tumor cell fragments, which are engulfed Tumor cell phagocytosis leads to efficient tumor antigen capture, antigen processing, and antigen presentation CER-T Cells Designed to Eliminate the Entire Tumor BIND EAT PRESENT Intracellular signaling domains activate T cells, leading to cytotoxic killing of the tumor LYSE INNATE Immune Responses Tumor Cell PS CER CER-T Cell TUMOR CELL KILLING T CELL CLONAL EXPANSION TUMOR CELL KILLING Peptide processing and presentation MHC I MHC II Helper T cells Cytotoxic T cells ADAPTIVE Immune Responses Tumor cell fragments Activated T cell clones ENGULFMENT

In Vivo Evidence of Anti-Tumor Killing

A Single Infusion of CER-T Cells

Specifically kills non-small cell lung cancer (NSCLC) cells

Tumor **not eliminated by untransduced** T cells

No off-tumor safety signals observed

EGFR-mutant NSCLC cells
Tumor Volume (mm³±SEM)
2000
1500
1000
500
0
0
10
20
30
40
50
Days post T cell infusion

No T cells
Untransduced T cells
CER T cells

Probability of Survival
100
50
0
0
50
100
Days post T cell Infusion

Day-14 post infusion

NSCLC
CD3

CER-1236 infiltrating T cells

10

In Vivo Evidence of Anti-Tumor Killing A Single Infusion of CER-T Cells EGFR-mutant NSCLC cells Robust anti-tumor in vivo responses across solid and hematologic models Single infusion of 2.5e^6 CER-1236 T cells All animals (mice) received EGFR inhibitor therapy Specifically kills non-small cell lung cancer (NSCLC) cells Tumor not eliminated by untransduced T cells No off-tumor safety signals observed CD3 CER-1236 infiltrating T cells Day-14 post infusion NSCLC

Surface Expression Measured Using Recombinant human TIM-4

PBMC
BMMC
100
80
60
40
20
0
% target positive
MCL#3
+ SOC
Therapy
AML
+ Therapy
Healthy
MCL
CLL
DLBCL
Healthy
AML

MCL
Healthy
MCL #1
MCL #2
MCL #3
Normalized to Mode
0
10^4
10^5
10^6
TIM-4 binding
AML
Healthy
BMMC
AML
BMMC
0
10^4
10^5
10^6
10^7
TIM-4 binding

11

Hematologic Malignancy Target Survey Demonstrates Upregulation of the “Eat Me” Signal Phosphatidylserine Surface Expression Measured Using Recombinant human TIM-4 Target Expression Identified on AML Blasts and Lymphomatous B Cells From Clinical Samples TIM-4 binding Normalized to Mode MCL AML BMMC Healthy  BMMC AML TIM-4 binding Healthy MCL #1 MCL #2 MCL #3 + SOC Therapy MCL#3 AML + Therapy

Solid Tumor Target Survey Ongoing: Ovarian Cancers Demonstrate Upregulation of PS Ovarian Cancer specimens from the University of Washington Gynecologic Oncology Division shows 7 of 9 adenocarcinoma specimens and 2 of 3 clear cell cancers with upregulated PS using Immunofluorescence Tim4 FC Chimera Qdot655_Dapi High Grade Serous Ovarian Carcinoma (HGSOC) – No prior Therapy HGSOC

CERO THERAPEUTICS

CER-T CELL

CER
Phagocytic receptor
Perforin/
granzyme
release
ENGULFMENT
Tumor cell fragments
MHC II
MHC I
Peptide processing and presentation

Next Generation T Cell Therapy Candidate

THE POTENTIAL OF CER-T CELLS

Multi-modal tumor elimination: lysis + phagocytosis

One platform, many cancers

Phagocytic clearance is systematic and progressive

Adapting known and proven T cell manufacturing technology

13

MHC II MHC I Perforin/ granzyme release Tumor cell fragments ENGULFMENT Peptide processing and presentation CER-T CELL Next Generation T Cell Therapy Candidate THE POTENTIAL OF CER-T CELLS Multi-modal tumor elimination: lysis + phagocytosis One platform, many cancers Adapting known and proven T cell manufacturing technology Phagocytic clearance is systematic and progressive Phagocytic receptor CER

IND and clinical signal expected within investment timeframe GROUNDBREAKING BIOLOGY Powerful multi-modal approach to eliminating the entire tumor PREPARING FOR THE CLINIC Process development and pre-IND meeting completed, going into liquid tumors and potentially solid tumors (complete data set in 25 patients targeted by the end of 2025) PIPELINE IN A PRODUCT Widespread target on cancers, with potential to synergize with a range of targeted therapies with applicability to a spectrum of diseases FOCUSED, CAPITAL EFFICIENT INVESTMENT Public vehicle, attractive valuation, experienced team in place Highlights

Brian Atwood Chief Executive Officer Co-founder, President and CEO of Cell Design Labs (acquired by Gilead in 2017) Chair, Phoenix Biotech Acquisition Corp Former Chair, Locust Walk Acquisition Corp (NASD: LWAC) Managing Director of Versant Ventures, co-founder in 1999 Director and Chair Atreca, Inc. Served on the boards of Immune Design Corp. (acquired by Merck), Veracyte, Five Prime (acquired by Amgen), and Cadence Pharmaceuticals (acquired by Mallinckrodt) Robert Sikorski, MD Consulting CMO Managing Director, Woodside Way Ventures focused on novel biologic drug development Previous CMO of eFFECTOR, Five Prime Therapeutics (acquired by Amgen) Former leadership roles at AstraZeneca, Medimmune, and Amgen Howard Hughes Fellow at the National Cancer Institute Former editor of the journals Science and the Journal of the American Medical Association Chris Ehrlich Chief Operating Officer CEO, Phoenix Biotech Acquisition Corp Former CEO, Locust Walk Acquisition Corp Former Senior Managing Director, Locust Walk Former General Partner, Interwest Partners Director at eFFECTOR Therapeutics, ProLynx Genentech, LEK Consulting Daniel Corey, MD Founder and Chief Technology Officer Stanford-trained and board-certified hematologist Led the foundational discovery research of chimeric engulfment receptors Completed fellowships in cell biology, immunology, and hematology-oncology at Duke and Stanford University Larry Corey Founder & Head of SAB Co-founder of Juno Therapeutics Co-founder of Vir Biotechnology Co-founder of Immune Design Faculty member and past President of the Fred Hutchinson Cancer Research Center Member, National Academy of Medicine Experienced, Successful Senior Team to Be in Place Capital Efficient Execution to Date $40M from top investors Track Record of Success

CAR-T Has Been Transformative, but Challenges Persist

- Ineffective in Solid Tumors
- Tumor Escape
- T Cell Exhaustion
- Tumor Microenvironment Suppression
- Myeloid Dysfunction
- Antigen Heterogeneity

THE CONSEQUENCE

Limited widespread use

16

CAR-T Has Been Transformative, but Challenges Persist Tumor Escape Myeloid Dysfunction THE CONSEQUENCE Limited widespread use Antigen Heterogeneity T Cell Exhaustion Tumor Microenvironment Suppression Ineffective in Solid Tumors

Beyond CAR-T: The Next Era in Cancer Immunotherapy

Cancer Cell Destruction

Lyse	Eat
Cytotoxic elimination	Phagocytic elimination
Juno, Kite Pharma, Novartis, Adaptimmune, Adicet Bio, Allogene, Amgen, Autolus, Bellicum, bluebirdbio, Bristol Myers Squibb, CBMG, Celgene, celldesignlabs, cellectis, Fate, GammaDelta, Gilead, GSK, Legend Biotech, Iovance, Janssen, NantKwest, nkarta, sorrento, Tmunity, 3T	**CER-T CELLS** ✓ FIRST in discovery ✓ FIRST to patent ✓ FIRST-in-class
$ Billions in value created	

17

Beyond CAR-T: The Next Era in Cancer Immunotherapy Ca Cancer Cell Destruction Lyse Cytotoxic elimination $ Billions in value created Eat Phagocytic elimination FIRST in discovery FIRST to patent FIRST-in-class CER-T CELLS

What is a CER-T cell?

Chimeric **E**ngulfment **R**eceptor

Multifunctional Construct

Extracellular Domain
Tumor binding and phagocytosis
Transmembrane
Intracellular Domain
T cell activation and enhancement of phagocytosis

18

What is a CER-T cell? himeric ngulfment eceptor C E R Uses TIM-4 Phagocytic Receptor to Engage Tumor Targets via the Cell of Damage Receptor Phosphatidylserine (PS) Tumor Cell PS Tumor Cell CER-T Cell Multifunctional Construct Transmembrane Extracellular Domain Tumor binding and phagocytosis Intracellular Domain T cell activation and enhancement of phagocytosis “Eat me” signal PS Binding to PS triggers the capture of tumor cell fragments by the CER-T cell and activates cytotoxicity TIM-4 Phagocytic Receptor Binds to PS CER-TCell

Phagocytosis by TIM-4 Receptor CERo has observed TIM-4-mediated phagocytosis in CER-T cells Tumor Cell CER-T Cell A natural phagocytic receptor Involved in clearing billions of unwanted cells each second in our body Acquires tumor associated antigens to activate anti-tumor responses Initiates a clearance process for stressed and dead/dying cells Tumor cells upregulate PS Stress inducible in tumors through targeted therapies PS T cell Immunoglobulin and Mucin (TIM-4) Phagocytic Receptor

Innate

INNATE
Immune Responses
Tumor Cell
TUMOR CELL
KILLING
PS
CER
CER T Cell
ENGULFMENT
MHC II
Peptide processing
and presentation
Helper
T cells
MHC I
Cytotoxic
T cells
Tumor cell
fragments
TUMOR CELL
KILLING
Activated
T cell clones
T CELL CLONAL
EXPANSION
ADAPTIVE
Immune Responses

Adaptive

CER-T CELL OPPORTUNITIES

MORE POTENT

MORE DURABLE

LOW OBSERVED TOXICITY

RESTORED IMMUNE FUNCTION

20

Multi-modal approach to tumor cell sensing, killing, and elimination Combining the body’s natural clearance machinery with enhanced T cell cytotoxic effects can amplify the body’s anti-tumor response Favorable potential toxicity profile is quieter (less cytokine release), though cytolytic killing APC-like activity is designed to prime tumor-specific cytotoxic T cells MORE POTENT MORE DURABLE LOW OBSERVED TOXICITY RESTORED IMMUNE FUNCTION CER-T CELL OPPORTUNITIES Adaptive Innate Cieniewicz, B., & Corey, D. (in press) Molecular Therapy, May, 2023.

What We Learned Serial killing, high proliferative capacity, and multi-functionality Absence of tonicity, auto-activation, or premature exhaustion Preservation of naïve and memory phenotype Distinct transcriptome, cytokine, and chemokine repertoire Enhanced antigen acquisition, antigen processing, and presentation Highly manufacturable and scalable with optimal product attributes CER-1236 Lead Program Cieniewicz, B., & Corey, D. (in press) Molecular Therapy, May, 2023.

CER-1236 Empowered T Cells with Phagocytic Potency

NSCLC

0.5 µm
CER T cell
Tumor cell
Phagocytosis

Phagocytosis (%)
80
60
40
20
0
*
*
Untransduced
CER-1236
Mutant TIM-4 CER-1251

Tumor elimination via target-dependent phagocytosis

22

Tumor elimination via target-dependent phagocytosis Phagocytosis (%) CER-1236 Empowered T Cells with Phagocytic Potency Untransduced CER-1236 Mutant TIM-4 CER-1251 CER T cell Tumor cell Phagocytosis NSCLC Cieniewicz, B., & Corey, D. (in press) Molecular Therapy, May, 2023.

SLAMF3
RIPOR2
FCMR
GZMB
IL13
JUNB
RELB
SLAMF6
RHOB
ITGB5
IFNG
IL2
DOCK1
CD80
CD300A
IL3
FCGR2B
ITGAD
MRAS
RHOV
150
100
50
0
-5
0
5
10
$-log_{10}FDR$
log_2fold change

Macrophage classical activation
Phagosome formation
Th1 and Th2 activation pathway
TREM1 signaling
RHOGDI signaling
RAC signaling
Signaling by Rho family GTPases
Actin nucleationby ARP-WASP complex
Actin cytoskeleton signaling
RHOA signaling
Regulation of actin-based motility by Rho
positive z-score
z-score = 0
0 2 4 6 8 10 12 14
-Log10 (p-value)

RNA-seq IPA analysis

Combines cytotoxic and phagocytic function into single T cells

23

Comprehensive RNA Analysis Showed CER-1236 Possesses Phagocytic and Cytotoxic Transcriptional Signatures RNA-seq IPA analysis Combines cytotoxic and phagocytic function into single T cells Differentially expressed genes among CER 1236 stimulated vs. mutTIM-4 ICD matched controls Cieniewicz, B., & Corey, D. (in press) Molecular Therapy, May, 2023.

Mantle Cell Lymphoma (MCL)

Untransduced
JeKo-1 TMEM30A KO
CER-1236
JeKo-1 TMEM30a
Time (hrs)

No T cells
Untransduced
CER-1236

EGFR-mutant NSCLC

HCC827, Vehicle
HCC827, Osimertinib
Untransduced T cells, Vehicle
Untransduced T cells, Osimertinib
CER-1236, Vehicle
CER-1236, Osimertinib
NSCLC Cells
Time (hrs)

No T cells
Untransduced
CER-1236

24

CER-1236 Induced Potent Cytotoxic Responses In Vitro to Both B Cell Tumors and Solid Tumors Mantle Cell Lymphoma (MCL) EGFR-mutant NSCLC NSCLC Cells JeKo-1 TMEM30a No T cells Untransduced CER-1236 No T cells Untransduced CER-1236 Untransduced JeKo-1 TMEM30A KO CER-1236

CER-T Cells Eliminated Lymphoma Xenografts *In Vivo*

A Single Infusion of CER-1236 T Cells

Eliminated
TP53 mutant MCL tumors

Observed improvements in survival
without evidence for toxicity

BLI (total photons/s ± SEM)
10^{10}
10^9
10^8
10^7
10^6
10^5
10^4
uninjected baseline
0
20
40
Day post T cell infusion
No T, Vehicle (n=4)
No T, Ibrutinib (n=4)
7.5e6 UNT, Vehicle (n=3)
7.5e6 UNT, Ibrutinib (n=12)
7.5e6 CER-1236, Vehicle (n=9)
7.5e6 CER-1236, Ibrutinib (n=17)

Probability of Survival
100
50
0
0
10
20
30
40
50
Days
No T, Vehicle
No T, Ibrutinib
7.5e6 UNT, Vehicle
7.5e6 UNT, Ibrutinib
7.5e6 CER-1236, Vehicle
7.5e6 CER-1236, Ibrutinib

25

CER-T Cells Eliminated Lymphoma Xenografts In Vivo A Single Infusion of CER-1236 T Cells Single infusion of 2.5e^6 CER-1236 T cells Eliminated TP53 mutant MCL tumors Observed improvements in survival without evidence for toxicity Ibrutinib at clinical doses has little effects on MCL growth; combination results Bobbins, M., et al. CER-T cells Elicit Cytotoxic and Innate-Like Function and Synergize with Approved PARP Inhibitors in an Ovarian Cancer Model. May, 2022. Poster Presentation. American Society of Gene and Cell Therapy.

CER-1236 T Cells Have Not Elicited Safety Signals in Small Animal Tumor Models Single infusion of 7.5e^6 CER-1236 T cells NO anemia, thrombocytopenia, neutropenia, or coagulation abnormalities NO weight loss, morbidity, unexpected mortality NO histological abnormalities across organs A Single Infusion of CER-1236 T Cells NO Toxicity

A Single Infusion of CER-1236 T Cells

Rapid Cell Expansion

Copy/ul Blood
20000
15000
10000
5000
0
10
20
30
40
Day

Repeat Antigen Stimulation Shows No Exhaustion

Repeat antigen stimulation shows no exhaustion

IFN-γ (pg/mL)
25000
20000
15000
10000
5000
0
24 hour rest
24 hour rest
PS (μg/mL)
20
10
5
2.5
0
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
Stimulation 1
Stimulation 2
Stimulation 3

27

CER-1236 T Cells Rapidly Proliferated and Showed No Premature Exhaustion A Single Infusion of CER-1236 T Cells Rapid Cell Expansion Repeat Antigen Stimulation Shows No Exhaustion Single infusion of 7.5e^6 CER-1236 T cells Copy/ul Blood Day 5000 10000 15000 20000 Repeat antigen stimulation shows no exhaustion

Building on Success, Poised for Translation CER receptor humanization, molecular optimization, splice-site testing, Immunogenic Cell Death (ICD), tonicity, and stability screening, promoter selection, vector backbone harmonization, lead selection Mechanism of action studies Solid and Hematological animal modeling, pyruvate kinase, peritoneal dialysis, biodistribution, and safety evaluation Binder specificity and clinical target evaluation Analytical assay development Good Manufacturing Practice (GMP) - ready process development GMP vector manufacturing Contract Development and Manufacturing Organization (CDMO) selection and process transfer Pre-IND submission completed

CER-T Cells: The Next Era in T Cell Therapy Attribute CAR-T Cell CER-T Cell T cell activation Target-directed cytotoxic killing Induction of inflammatory cytokines Innate Function [phagocytosis/endocytosis, induction of myeloid programs, antigen processing and presentation]  Amplification of adaptive immune responses Synergy with approved small molecule targeted therapies (e.g., EGFRT, PARP, BtKi) Inducible ligand  Potential improved activity against solid tumors Broad clinical applicability with a single product

CERO THERAPEUTICS

Unique and Singular Strategic Positioning

Killing Capability / Starting Cell Source	Macrophages / Monocytes	T cells / Lymphocytes
Phagocytosis	**Phagocytosis** Carisma Therapeutics Myeloid Therapeutics, Inc. ThunderBiotech	**Phagocytosis + Lysis** CERO Therapeutics
Lysis		Juno, Kite Pharma, Novartis, Adaptimmune, Adicet Bio, Allogene, Autolus, Bellicum, bluebirdbio, Bristol Myers Squibb, CBMG, Celgene, celldesignlabs, cellectis, Century, Fate, GammaDelta, Gilead, GSK, Legend Biotech, Iovance, Janssen, NantKwest, nkarta, Poseida Therapeutics, sorrento Therapeutics, TMUNITY, 3T

30

Unique and Singular Strategic Positioning Killing Capability Starting Cell Source T cells / Lymphocytes Macrophages / Monocytes Phagocytosis Lysis Phagocytosis + Lysis Phagocytosis

Patent Portfolio Overview 11 Main Patent Families Covering Various Aspects of CER Constructs and Uses 11 US pending patent applications and 2 US allowed applications 29 pending foreign applications and 7 granted foreign applications in first family Will continue to monitor and prosecute strategically Foundational Filings Directed to CER Constructs that Cover CER1236 Key application already allowed with protection out to 2038 Cancer agnostic Favorable ISR/WO search reports, including full acknowledgment of both novelty and inventiveness of broader CER and CER1236 constructs Complementary Filings Directed to CER Cell Compositions and Combination CER/CAR Therapies

Plug and Play Manufacturing GMP-ready process Experienced CDMO partner in place Currently transferring process Optimal product characteristics Completed Pre-IND review (preclinical and CMC) with FDA Process is analogous to CAR-T Cell

Positioned for Phase I Success Deep preclinical data set, novel mechanism of action, clinical history with CAR-T Adaptive Phase I design: explore patient response in step-wise protocol, maximize opportunity to elicit clinical signal while evaluating safety Determine dose, conditioning therapy required to trigger CER T cell proliferation

Different MOA – Phagocytosis and Lysis Extensive prevalence of naturally elevated PS across diverse cancer types CER-1236 preclinical activity in multiple liquid and solid tumor types, including untreatable (by CAR T) MCL, CLL Acute Myeloid Leukemia (AML), etc. Promising efficacy data in preclinical models with both naturally occurring PS in tumors, and induced elevation of PS expression Clinical Strategy Follow the Data – Preclinical Observations and Insights Native PS expression, or augmented PS induction by precision medicine molecules Initiate in liquid tumors for safety data, then adaptively amend to solid tumors Implications for Phase I Design

Expected initial IND submission with safety first and efficient patient recruitment (e.g., within next 12 months) Initially “all-comer” B-Cell Lymphoma patients, monotherapy, 3-5 patients With initial dose established, focus down on MCL, Chronic Lymphocytic Leukemia (CLL) CLL Monotherapy 3-5 patients MCL Monotherapy 3-5 patients MCL + Ibrutinib Combination therapy 3-5 patients Goal of 25 patients in “unserved” B-cell lymphoma Amend IND-mid 2024 to add AML New IND in 2025: Solid Tumors, including NSCLC and Ovarian Cancer; Recent data indicate AML and Ovarian Cancer cells express PS in high frequency concentrations IND Approach

Clinical Development Strategy

Single Product Across Multiple Hematological Indications

CER-T PROGRAM

PIND | IND | Hematology Phase I | Phase II

1 Completed Q4 22

INITIAL TRIAL

2

FOLLOW-ON STUDIES

Promising indications move onto Phase II

3

36

Single Product Across Multiple Hematological Indications Clinical Development Strategy CER-T PROGRAM Hematology Phase I Phase II IND Monotherapy arm N=5 INITIAL TRIAL PIND Completed Q4 22 Initiate Phase I/II study in MCL and CLL: confirm POC and determine initial safety 1 FOLLOW-ON STUDIES Data from 15-25 patients measuring safety and initial efficacy, in Phase I 2 Solid Tumor IND projected for filing 2024 or early 2025 3 Combo therapy arm (w/ Ibrutinib) N=10 Potential to amend trial to include AML Promising indications move onto Phase II

2 Year Budget 2023 2024 2025 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Starting Balance 40,000 32,699 28,914 22,962 18,447 13,500 8,500 3,077 Cash for Operations (1,503) (3,913) (6,041) (4,774) (5,132) (5,135) (5,507) (2,852) Deal Payments (6,198) − − − − − − − CAPEX − (200) (200) − − − − − Interest Income (1%/Qtr) 400 327 289 230 184 135 85 31 Ending Balance 32,699 28,914 22,962 18,447 13,500 8,500 3,077 256 ($Thousands)

Investment Highlights CERo ‘reverse merge’ into Phoenix Biotech Acquisition Corp. (“PBAX”) Raising $40M to file IND, conduct human clinical data in several tumor types $15M from insiders and SPAC Remainder from new investors Sponsor willing to share up to two-thirds of “promote” shares Founder shares to existing investors who participate in round and new PIPE investors Participating investors will lower valuation by up to 50% Investors will purchase common shares Target valuation $50M pre-money, subject to market price-finding 20% stock option pool and promote shares in post-money valuation Portion of proceeds may be used to buy back existing warrants

Transaction Summary SOURCES ($ in Millions) CERo Rollover $50.0 Cash in Trust 7.5 Proceeds from PIPE 32.5 Total $90.0 USES ($ in Millions) Equity to CERo $50.0 Cash to Balance Sheet 32.5 Est. Transaction Expenses 7.5 Total $90.0 PRO FORMA VALUATION Pro Forma Shares Outstanding (M)(1) 14.5 Share Price ($) $10.0 PF Equity Value ($M) $145.0 (+) PF Debt ($M) $0.0 (-) PF Cash ($M) ($32.5) PF Enterprise Value ($M) $112.0 HIGHLIGHTS Deal Structure CERo stockholders are expected to retain approximately 35% of the outstanding shares of the Combined Company before the impact of final redemptions Combined company to put in place an equity compensation plan with a total share pool size equal to 20% of shares outstanding immediately following the closing, with a 5% annual increase Valuation Transaction implies $112M pro forma enterprise value Additional 1M share price based earnout available for CERo stockholders(1) Implied pre-money market capitalization of $50M Financing Transaction expected to provide gross proceeds of up to approximately $40M to CERo $7.5M cash in trust, assuming 96% redemptions from cash in trust at IPO $32.5M PIPE financing Includes $7.5M Insider PIPE Investment from current investors in CERo $25M of new money Minimum cash condition of $30M including net proceeds from additional financing transactions and funds remaining in the trust account after the effect of redemptions and expenses IMPLIED SOURCES & USES PRO FORMA OWNERSHIP SHARES (M) % OWN. CERo Rollover Equity 5.0 34.5% Public Shareholders 0.8 5.2% PIPE Investors 3.3 22.4% Sponsor Shares(2) 5.5 37.9% Assumptions: No debt or cash on balance sheet prior to transaction 93% redemptions from the $175M cash in trust resulting from latest extension meeting vote. Excludes any interest earned or withdrawn from the trust. 14.8M pro forma shares outstanding at $10.00 per common share All charts and tables exclude 9.2M outstanding warrants (1) 1M earnout shares escrowed at closing with vesting 500K shares at each of $12.50/sh. and $15.00/sh (2) Sponsor has agreed to transfer 2/3 of Founder shares to investors providing financing, including the insider PIPE investment, in connection with the transaction (excluding debt). If the $30M minimum cash condition is met, one half of remaining shares will be transferred to the Target and one half will be retained by the Sponsor

The Next Era in Cell Therapy Designed to Be a More Powerful Cancer Cell Killer CER-T CELL UNIQUE APPROACH Powerful, multi-modal tumor clearing NEAR TERM VALUE IND anticipated in 12 months, and human data in 24 months PROVEN SUCCESS Experienced team, top investors, and capital efficient LARGE OPPORTUNITY Targeting PS, which is prevalent across many tumor types

Summary Risk Factors   All references to “we,” “us,” “our” and the “Company” refer to the business and operations of CERo Therapeutics, Inc. (“CERo”) prior to the consummation of the proposed Business Combination (as defined below) or to the business and operations of New CERo (as defined below) following the proposed Business Combination, as applicable. The risks listed below are certain of the general risks related to the proposed transactions pursuant to a business combination agreement (the “Business Combination Agreement”) by and among CERo, Phoenix Biotech Acquisition Corp. (“PBAX”), PBCE Merger Sub, Inc., a wholly-owned subsidiary of PBAX, pursuant to which Merger Sub will merge with and into CERo, with CERo surviving the merger as a wholly-owned subsidiary of PBAX (“New CERo”) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”). This list is not exhaustive. The list below has been prepared solely for the purpose of inclusion in this presentation and not for any other purpose. These risks are based on certain assumptions made by CERo and PBAX which may later prove to be incorrect or incomplete. Risks relating to the Business Combination be disclosed in future documents filed or furnished by PBAX with the SEC, including documents filed or furnished in connection with the Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in their SEC filings, including with respect to the business and securities of CERo and PBAX and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. Risks Related to Our Business and Industry   We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability. Our independent registered public accountants have expressed substantial doubt as to our ability to continue as a going concern. Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability. Our engineered CER-T cell product candidates represent a novel approach to cancer treatment that creates significant challenges for us. Gene-editing T cells with CER technology is a relatively new approach, and if we are unable to use this technology in our intended product candidates, our revenue opportunities will be materially limited. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or to commercialize our products on a timely basis or at all, which would have an adverse effect on our business. Success in preclinical studies or clinical trials may not be indicative of results in future clinical trials. Manufacturing genetically engineered products is complex and we or our third-party manufacturers may encounter difficulties in production. If we or any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented. Our business is highly dependent on the success of our lead product candidates. If we are unable to advance clinical development, obtain approval of and successfully commercialize our lead product candidates for the treatment of patients in approved indications, our business would be significantly harmed. We may not be successful in our efforts to identify or discover additional product candidates. Even if we obtain regulatory approval of our product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community. Data from our preclinical trials is limited and may change as patient data becomes available or may not be validated in any future or advanced clinical trial. We may not be able to file investigational new drug applications (“INDs”) or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the Food and Drug Administration (“FDA”) may not permit us to proceed. Clinical trials are difficult to design and implement, involve uncertain outcomes and may not be successful. If we encounter difficulties enrolling patients in our clinical trials, our clinical development actives could be delayed or otherwise adversely affected. COVID-19 has adversely impacted, and any future health epidemic or pandemic may adversely impact, our business, including our preclinical studies and clinical trials. If the market opportunities for any of our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer. We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if licensed, we may not be able to generate product revenue. A variety of risks associated with marketing our product candidates, if approved, internationally could materially adversely affect our business. We operate in a rapidly changing industry and face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do. We are highly dependent on our key personnel, including individuals with expertise in cell therapy development and manufacturing, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

We have grown rapidly and will need to continue to grow the size of our organization, and we may experience difficulties in managing this growth. We may form or seek additional strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements. We will need substantial additional financing to develop our products and implement our operating plans. If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates. Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our drug candidates. If our security measures, or those of our contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), collaborators, contractors, consultants or other third parties upon whom we rely, are compromised or the security, confidentiality, integrity or availability of our information technology, software, services, networks, communications or data is compromised, limited or fails, we could experience a material adverse impact. Disruptions at the FDA, the SEC and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business. Business disruptions, including financial institution distress, could seriously harm our future revenue and financial condition and increase our costs and expenses. Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements. Our product candidates may cause undesirable side effects, safety concerns, efficacy problems or have other properties that have halted and could in the future halt their clinical development, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences. Our product candidates may have serious and potentially fatal cross-reactivity to other lipids, peptides or protein sequences within the body. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates. Public opinion and scrutiny of cell-based immuno-oncology therapies for treating cancer, or negative clinical trial results from our cell-based therapy competitors, or auto-immune cell therapy candidates, may impact public perception of our company and product candidates, or impair our ability to conduct our business. The insurance coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for new products could limit our product revenues. Prior treatments can alter the cancer or target of CER T cell therapy and negatively impact chances for achieving clinical activity with our programmed T cells. Risks Related to Cero’s Reliance on Third-Parties   We will rely on third parties to conduct our clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates. We will rely on third parties to manufacture and store our clinical product supplies, and we may have to rely on third parties to produce and process our product candidates, if approved. There can be no assurance that we will be able to establish or maintain relationships with such third parties. We may in the future establish our own manufacturing facility and infrastructure in addition to or in lieu of relying on third parties for the manufacture of our product candidates, which would be costly, time-consuming and which may not be successful. Our product candidates rely on the availability of specialty raw materials, which may not be available to us or our manufacturers on acceptable terms or at all. If we or our third-party suppliers use hazardous, non-hazardous, biological or other materials in a manner that causes injury or violates applicable law, we may be liable for damages.   Risks Related to Government and Regulation   The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates. Clinical development involves a lengthy and expensive process with an uncertain outcome and results of earlier studies, preclinical data, and trials may not be predictive of future clinical trial results. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our product candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate. Our manufacturing process needs to comply with FDA regulations relating to the quality and reliability of such processes. Any failure to comply with relevant regulations could result in delays in or termination of our clinical programs and suspension or withdrawal of any regulatory approvals. Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products. Regulatory requirements in the United States and abroad governing cell therapy products have changed frequently and may continue to change in the future, which could negatively impact our ability to complete clinical trials and commercialize our product candidates in a timely manner, if at all. We may seek fast track, breakthrough therapy, and/or regenerative medicine advanced therapy designations or priority review for one or more of our product candidates, but we might not receive such designation or priority review, and even if we do, such designation or priority review may not lead to a faster development or regulatory review or approval process, and does not assure FDA approval of our product candidates. Even if a product qualifies for such designation or priority review, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may not be able to obtain orphan drug exclusivity for one or more of our product candidates, and even if we do, that exclusivity may not prevent the FDA from approving other competing products. We are subject to stringent and changing privacy laws, regulations and standards as well as policies, contracts and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to enforcement or litigation (that could result in fines or penalties), a disruption of clinical trials or commercialization of products, reputational harm, or other adverse business effects. The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, and may adversely affect our business model. Our business could be negatively impacted by environmental, social and corporate governance matters or our reporting of such matters. Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited. Changes in tax law could adversely affect our business and financial condition. Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential. Our business operations and current and future relationships with healthcare professionals, principal investigators, consultants, customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to substantial penalties. Risks Related to Intellectual Property   Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand. It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. We cannot assure investors that any of the currently pending or future patent applications will result in granted patents, nor can we predict how long it will take for such patents to be granted. If we are unable to obtain and maintain patent protection for any products we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop and our technology may be adversely affected. Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts. We may infringe the intellectual property rights of others, which could increase our costs. We may not be successful in obtaining or maintaining necessary rights to product components and processes for our manufacturing and development pipeline through acquisitions and in-licenses. We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful. Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. Intellectual property rights do not necessarily address all potential threats to our competitive advantage. We or our licensors may be subject to claims, including academic institutions, challenging the inventorship of our patents and other intellectual property. We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms. Issued patents covering our product candidates could be found unpatentable, invalid or unenforceable if challenged in court or the United States Patent and Trademark Office. Changes to patent law in the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products. We may not be able to protect our intellectual property rights throughout the world. We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed. We may not have sufficient patent lifespan to effectively protect our products and business. If we do not obtain patent term extension and data exclusivity for any of our current or future product candidates, our business may be materially harmed. The life of patent protection is limited, and third parties could develop and commercialize products and technologies similar or identical to ours and compete directly with us after the our patents expire, which could materially and adversely affect our ability to commercialize our products and technologies.

Risks Related to New CERo’s Common Stock   An active trading market for New Cero’s common stock, may not be available on a consistent basis to provide stockholders with adequate liquidity. The price of the New Cero common stock may be extremely volatile, and stockholders could lose all or part of their investment. Unstable market and economic conditions may have serious adverse consequences on New CERO’s business, financial condition and stock price. We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock. Our principal stockholders and management own a significant percentage of our stock and, following the Business Combination will be able to exert significant control over matters subject to stockholder approval. New CERo will be an emerging growth company and a smaller reporting company, and the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make New CERo common stock less attractive to investors. Future sales of a substantial number shares of New CERo’s common stock could cause our stock price to fall. CERo has, and New CERo will have, have broad discretion in the use of existing cash and the net proceeds from the completion of the Business Combination and may not use them effectively. New CERo’s operating results may fluctuate significantly, which makes future operating results difficult to predict and could cause operating results to fall below expectations or guidance. Anti-takeover provisions under New CERo’s organizational documents and Delaware law could delay or prevent a change of control which could limit the market price of the New CERO common stock and may prevent or frustrate attempts by stockholders to replace or remove New CERO’s then-current management. If New CERo engages in future acquisitions or strategic partnerships, this may increase capital requirements, dilute stockholders, cause New CERo to incur debt or assume contingent liabilities, and subject New CERo to other risks. New CERo’s proposed charter will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between New CERo and its stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with New CERo or its directors, officers, or employees or the underwriters. New CERo will incur significant increased costs as a result of operating as a public company, and New CERo’s management will be required to devote substantial time to new compliance initiatives and corporate governance practices. If New CERo fails to maintain proper and effective internal control over financial reporting, New CERo’s ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in New CERo’s financial reporting and the trading price of the New CERo common stock may decline. New CERo could be subject to securities class action litigation. New CERo’s failure to meet the continued listing requirements of the Nasdaq Capital Market could result in a delisting of its securities. If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of the New CERo’s Common Stock may decline. If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about New CERo’s business, New CERo’s stock price and trading volume could decline. Risks Related to PBAX, the Business Combination and Redemptions The ability of PBAX’s stockholders to exercise redemption rights with respect to a large number of outstanding Class A Common Stock could increase the probability that the Business Combination will be unsuccessful. We and PBAX will incur significant transaction costs in connection with the Business Combination. The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all, which may adversely affect the price of the Class A Common Stock. Past performance by PBAX, including its management team and affiliates, may not be indicative of future performance of an investment in PBAX or the post-combination business. PBAX will not have any right after the closing of the Business Combination (the “Closing”) to make damage claims against CERo or CERo’s stockholders for the breach of any representation, warranty or covenant made by CERo in the Business Combination Agreement. Subsequent to the Closing, New CERo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment. Because New CERo will become a public reporting company by means other than a traditional underwritten initial public offering, New CERo’s stockholders (including PBAX’s public stockholders) may face additional risks and uncertainties. PBAX’s public stockholders will experience immediate dilution as a consequence of the issuance of PBAX’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) as consideration in the Business Combination and as a result of the conversion of PBAX’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “PBAX Common Stock”).

There is no guarantee that a stockholder’s decision to continue to hold Class A Common Stock will put the stockholder in a better future economic position than if they decided to redeem their Class A Common Stock for a pro rata portion of the Trust Account will put the stockholder in a better future economic position, and vice versa. Phoenix Biotech Sponsor LLC (the “Sponsor”) and PBAX’s officers and directors own PBAX Common Stock that will be worthless and have incurred reimbursable expenses that may not be reimbursed or repaid if the Business Combination is not approved. Such interests may have influenced their decision to approve and, in the case of the Board, recommend, the Business Combination. The exercise of PBAX’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of PBAX’s stockholders. If PBAX is unable to complete the Business Combination or another initial business combination by July 8, 2023 (or such later date as may be approved by PBAX’s stockholders), PBAX will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares of Class A Common Stock (“Public Shares”) for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against PBAX and, as a result, the proceeds held in PBAX’s trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.20 per Public Share. Since the completion of PBAX’s initial public offering, there has been a precipitous drop in the market values of companies formed through mergers involving special purpose acquisition companies. Accordingly, securities of companies such as ours may be more volatile than other securities and may involve special risks. Securities of companies formed through mergers with special purpose acquisition companies such as ours may experience a material decline in price relative to the share price of the special purpose acquisition companies prior to the merger. At Closing, the trading price per share value of New CERo common stock may be less than the per share value of the Trust Account. PBAX’s stockholders may be held liable for claims by third parties against PBAX to the extent of distributions received by them Activities taken by existing PBAX stockholders to increase the likelihood of approval of the proposals to approve the Business Combination could have a depressive effect on the Common Stock. PBAX is dependent upon its current executive officers and directors and their loss could adversely affect PBAX’s ability to operate. Certain of PBAX’s existing stockholders have agreed to vote in favor of the Business Combination, regardless of how the public stockholders vote. PBAX’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus. PBAX does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for PBAX to complete the Business Combination with which a substantial majority of PBAX’s stockholders do not agree. Were PBAX considered to be a “foreign person,” it might not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States, or ultimately prohibited. PBAX’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in PBAX’s trust account available for distribution to PBAX’s public stockholders. The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. The ability of PBAX stockholders to exercise redemption rights with respect to a large number of shares of Class A Common Stock could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their Class A Common Stock. In the event that a significant number of Public Shares are redeemed, New CERo common stock may become less liquid following the Business Combination. The consummation of the Business Combination is conditioned on, among other things, there being at least $15,000,000 in cash available at Closing, prior to the payment of any transaction expenses. As this condition is for CERo’s benefit, it is possible that CERo could waive it prior to the Closing, although there is no guarantee that it would. If CERo did waive the condition in these circumstances, it is possible that New CERo would have insufficient capital to conduct and grow its business after the Closing. If PBAX stockholders fail to comply with the redemption requirements specified in this proxy statement/ prospectus, they will not be entitled to redeem their Class A Common Stock for a pro rata portion of the funds held in the Trust Account. If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 20% of PBAX Common Stock issued in PBAX’s initial public offering, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 20% of common stock issued in PBAX’s initial public offering. PBAX may be subject to the excise tax included in the Inflation Reduction Act of 2022 in connection with redemptions of PBAX Common Stock on or after December 31, 2022..